As filed with the Securities and Exchange Commission on March 12, 2008

Registration No. 333-148875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PHENOMIX CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	33-0975733
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5871 Oberlin Drive

Suite 200

San Diego, California 92121

(858) 731-5200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Laura K. Shawver, Ph.D.

Chief Executive Officer

Phenomix Corporation

5871 Oberlin Drive

Suite 200

San Diego, California 92121

(858) 731-5200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Stephen C. Ferruolo Ryan A. Murr Maggie L. Wong Goodwin Procter LLP 4365 Executive Drive, Suite 300 San Diego, California 92121 (858) 202-2700	Bruce K. Dallas Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued March 12, 2008

             Shares

COMMON STOCK

Phenomix Corporation is offering              shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “PHMX.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Phenomix Corporation
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2008.

MORGAN STANLEY	CREDIT SUISSE

OPPENHEIMER & CO.	PACIFIC GROWTH EQUITIES

                    , 2008

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

Until                     , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.

We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 8, and the financial statements and notes to those financial statements, before making an investment decision. Unless the context indicates otherwise, the references in this prospectus to “Phenomix,” “we,” “us” and “our” refer to Phenomix Corporation.

PHENOMIX CORPORATION

Corporate Overview

We are a biopharmaceutical company focused on the discovery and development of novel small-molecule product candidates directed toward clinically validated targets in significant therapeutic markets. Our goal is to design product candidates that have improved efficacy, safety or convenience relative to existing therapies and other product candidates in clinical development. Our lead product candidate, PHX1149, is a dipeptidyl peptidase-4, or DPP-4, inhibitor that we are developing as an oral, once-daily treatment for Type 2 diabetes. DPP-4 inhibitors prevent the DPP-4 enzyme from breaking down proteins such as glucagon-like peptide-1, or GLP-1, a naturally-occurring hormone that slows the emptying of the stomach, stimulates insulin production and reduces blood glucose. We recently completed our 423 patient Phase 2b clinical trial, designed to measure the reduction in hemoglobin A1c, or HbA1c, a measure of blood glucose control, when PHX1149 is administered in combination with existing drugs for the treatment of Type 2 diabetes, and we are currently analyzing the data from this trial. The U.S. Food and Drug Administration, or the FDA, typically approves diabetes medications based primarily on safety and on effectiveness in lowering HbA1c levels. Pending positive results from our Phase 2b clinical trial, we expect to commence Phase 3 clinical trials of PHX1149 in the second half of 2008. Our second product candidate, PHX1766, is a protease inhibitor currently in preclinical development for the treatment of hepatitis C virus, or HCV, infection. We expect to commence Phase 1 clinical trials of PHX1766 in the second half of 2008.

We discovered our product candidates using our “fast-follower” strategy for drug discovery, which is directed toward clinically validated therapeutic targets for which the pharmacological effect of a product candidate can be demonstrated in early-stage clinical trials. We have an active discovery program focused on enzyme targets, including proteases, kinases and polymerases, which play a role in human diseases. We believe that by pursuing this strategy, we can reduce the risk associated with novel targets and the time required to advance a product candidate into clinical trials. Using this approach, we advanced PHX1149 into human clinical trials 27 months after initiating our DPP-4 inhibitor discovery program.

We have not received FDA approval to market any of our product candidates, and we have not generated any revenues from the sale of any products to date. We intend to maximize the value of our product candidates through independent development, licensing and other partnership opportunities with collaborators. These may include co-development or co-marketing agreements or licensing agreements with pharmaceutical and biotechnology companies that possess established development and commercialization capabilities. To date, we have not entered into any of these types of arrangements. If the FDA approves any of our product candidates for marketing, we may also pursue direct commercialization by building our own sales and marketing force.

PHX1149 for the Treatment of Type 2 Diabetes

We are developing PHX1149 for the treatment of Type 2 diabetes, a chronic disease associated with abnormally high levels of glucose in the blood. Type 2 diabetes affects more than 160 million people worldwide, including approximately 18 million people in the United States. According to the American Diabetes

Association, direct and indirect expenditures related to diabetes comprise 11% of all U.S. healthcare expenditures. In 2006, worldwide sales of diabetes medications totaled approximately $21 billion, with approximately $12 billion spent on oral anti-diabetic medications, or OADs. Despite existing therapies and increasing awareness of the need for careful glucose control, according to the National Health and Nutrition Examination Surveys, nearly two-thirds of patients diagnosed with Type 2 diabetes do not achieve and maintain proper control of blood glucose, as measured by HbA1c. Furthermore, many existing therapies result in common side effects, including an increased risk of hypoglycemia, or abnormally low blood glucose levels, weight gain and gastrointestinal problems, as well as less common adverse events such as heart attacks and congestive heart failure. As a result, we believe there is a need for improved therapies for Type 2 diabetes.

DPP-4 inhibitors represent a new class of OADs that improve the control of blood glucose and have a favorable tolerability profile. Sitagliptin, marketed by Merck & Co., Inc. as Januvia and Janumet, is the first DPP-4 inhibitor approved by the FDA and the European Agency for the Evaluation of Medicinal Products, or EMEA, for the treatment of Type 2 diabetes. From its commercial launch in October 2006 through December 2007, sitagliptin has generated nearly $800 million in worldwide sales. Although sitagliptin represents a significant advancement in the treatment of Type 2 diabetes, its product label reports various common side effects, including upper respiratory tract infections, nasal congestion and headache, as well as rare adverse events such as serious allergic and hypersensitivity reactions. Sitagliptin and other DPP-4 inhibitors in development have exhibited similar efficacy profiles as measured by reductions in HbA1c. As a result, we believe DPP-4 inhibitors will be differentiated in the market primarily based on their tolerability and convenience.

Our Phase 2a and preclinical data suggest that PHX1149 has the potential to compete favorably with sitagliptin and other DPP-4 inhibitors in development due to the following characteristics:

•

Efficacy. In our Phase 2a clinical trial, patients treated with PHX1149 experienced increased levels of GLP-1 and statistically significant reductions in post-meal glucose levels, similar to other DPP-4 inhibitors. Based on the results of our Phase 2a clinical trial, we expect PHX1149 will demonstrate significant reductions in HbA1c in our Phase 2b clinical trial.

•

Tolerability. Published preclinical studies have demonstrated that compounds that inhibit other DPP family members, in particular those that inhibit both DPP-8 and DPP-9, have significantly greater toxicity than inhibitors that are selective for DPP-4. In our preclinical studies, PHX1149 demonstrated low cross-reactivity with other cellular targets closely related to DPP-4. We believe this characteristic reduces the potential for off-target effects from PHX1149 relative to less selective DPP-4 inhibitors. PHX1149 was well tolerated in our Phase 2a clinical trial. Overall adverse events in patients treated with PHX1149 did not differ significantly from placebo.

•

Convenience. In our Phase 2a clinical trial, we observed that mean percent inhibition of the DPP-4 enzyme at 24 hours after administration in patients treated with PHX1149 was 53%, 73% and 78% in the 100 mg, 200 mg and 400 mg dose groups, respectively, and maximal DPP-4 inhibition exceeded 80% for all dose levels. Based on these results, we believe PHX1149 will be suitable for oral, once-daily administration with no time-of-day restrictions. From our study of food interaction in our Phase 1 clinical trials, we also expect that PHX1149 can be administered without regard to the timing of meals.

We also believe PHX1149 may have an improved safety profile relative to other DPP-4 inhibitors due to the following combination of characteristics:

•

Stable concentration profile over time. The stable drug levels of PHX1149 in the blood over time may enable PHX1149 to avoid potential safety concerns relative to other DPP-4 inhibitors in development that have a more pronounced peak of concentration shortly after administration.

•

Limited distribution within the body. Our studies demonstrate that PHX1149 has a low volume of distribution and negligible penetration into cells. Thus, PHX1149 may have a more limited distribution within the body than other DPP-4 inhibitors. Because the DPP-4 in tissues degrades certain proteins that promote inflammation, DPP-4 inhibitors that penetrate into tissues may increase the risk of unintended inflammatory effects by inhibiting the DPP-4 expressed in these tissues. As a result, we believe that PHX1149 may be less likely to cause adverse events, such as sinus inflammation, nasal congestion and headache, which have been reported in patients treated with other DPP-4 inhibitors that penetrate into tissues.

•

Favorable metabolism and excretion profile. Because PHX1149 is not metabolized in the liver, it is not susceptible to potential issues related to chemical by-products, or metabolites, which typically occur when drugs are broken down by the liver. Furthermore, PHX1149 does not interfere with the liver enzymes that metabolize other drugs, which reduces the potential for drug-drug interactions.

We are party to agreements relating to specified DPP-4-inhibiting compounds for use in the treatment of diabetes. The agreements cover, among other things, the development and commercialization of PHX1149 alone or in combination with other drugs for the treatment of diabetes. Pursuant to these agreements, we paid license and milestone fees totaling approximately $5.8 million in 2006 and $.8 million in 2007. We expect to make additional milestone payments of up to $7.5 million in 2008 under these agreements and additional payments upon the achievement of specified pre-commercialization milestones with respect to PHX1149. We are also obligated to make royalty payments on net sales of products covered under the agreements until the expiration of the last-to-expire covered patent right, unless the agreements are earlier terminated.

PHX1766 for the Treatment of HCV Infection

Our second product candidate, PHX1766, is an orally available NS3/4A protease inhibitor, which we are developing for the treatment of HCV infection. Proteases are enzymes that break down specific proteins and are involved in various physiological processes; compounds that inhibit proteases, or prevent them from breaking down specific proteins, can play important roles in therapeutic areas. The NS3/4A protease is an enzyme necessary for the replication of HCV. HCV is the most common chronic blood-borne viral infection in the United States and a leading cause of liver failure, liver transplants and liver cancer. The Centers for Disease Control and Prevention, or the CDC, estimate that approximately 3.2 million people in the United States are chronically infected with HCV. The current standard of care for the treatment of HCV infection is a combination therapy of injected pegylated interferon and orally-administered ribavirin. However, this combination therapy has been associated with serious side effects, including neuropsychiatric and autoimmune disorders, anemia that may lead to heart attacks and an increased risk of birth defects or death of the fetus. The side effect profile of the standard of care, together with its long duration of therapy and the requirement that interferon be administered by injection, may reduce patients’ motivation to initiate or continue HCV therapy under this standard of care. Furthermore, among patients infected with HCV genotype 1, the most prevalent form of HCV in the United States, only 42% to 46% treated under the standard of care achieve a sustained viral response, or SVR, which is defined as the absence of a detectable amount of HCV in the blood six months after completion of therapy.

Unlike interferons, which work by stimulating the immune system’s response to viral infection, HCV protease inhibitors directly target the virus by inhibiting NS3/4A protease. When tested in Phase 2 clinical trials, HCV protease inhibitors have reduced the levels of virus in the blood and, when added to the standard of care, provided greater SVR rates and a shorter duration of therapy compared to the standard of care alone. Based on our preclinical data, we believe PHX1766 may offer advantages over other HCV protease inhibitors in development, including an improved dosing regimen, higher potency and greater selectivity. We expect to commence clinical trials of PHX1766 in the second half of 2008.

Risks Related to Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in “Risk Factors.” For example:

•

We are dependent on the success of PHX1149. All of our other product candidates are in the research stage of development. If we are unable to successfully develop, receive regulatory approval for and commercialize PHX1149, we may never be profitable and may have to cease operations.

•	The market opportunity for PHX1149 may be adversely affected if competing DPP-4 inhibitors or other alternative drug therapies are more efficacious, safer or less costly than PHX1149.

•	Even if approved for sale by the appropriate regulatory authorities, physicians may decide not to prescribe PHX1149 or any of our future product candidates.

•	We have incurred net losses of $104.2 million from our inception to December 31, 2007, and we anticipate that we will continue to incur losses for the foreseeable future.

Corporate Information

We were founded on July 30, 2001 as a Delaware corporation. Our principal executive offices are located at 5871 Oberlin Drive, Suite 200, San Diego, California 92121, and our telephone number is (858) 731-5200. Our website is www.phenomix.com. The information on our website is not part of this prospectus.

Phenomix Corporation and our logo are our trademarks. This prospectus includes additional trademarks of Phenomix Corporation and others.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds from this offering for our ongoing Phase 2b clinical trials and the first of our planned Phase 3 clinical trials of PHX1149 for the treatment of Type 2 diabetes, the repayment of amounts borrowed under our loan and security agreement with Pinnacle Ventures, L.L.C. and our ongoing preclinical studies and planned Phase 1 clinical trials of PHX1766 for the treatment of HCV infection. We also intend to use the proceeds from this offering for our other drug discovery and development programs, working capital and general corporate purposes. For a more complete description of our intended use of the proceeds from this offering, see “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	PHMX

The number of shares of our common stock to be outstanding following this offering is based on 28,340,853 shares of our common stock outstanding as of December 31, 2007 and 4,410,923 shares of common stock issuable upon conversion of an equal number of shares of Series C preferred stock issued by us in a private financing transaction in January 2008, but excludes:

•

3,960,452 shares of common stock subject to options outstanding as of December 31, 2007 and having a weighted average exercise price of $.56 per share and 414,451 additional shares of common stock reserved as of December 31, 2007 for future issuance under our stock-based compensation plans;

•

957,440 shares of common stock subject to warrants outstanding as of December 31, 2007 and having a weighted average exercise price of $4.30 per share, including warrants currently exercisable for 913,585 shares of our preferred stock; and

•	up to 57,693 additional shares of Series C preferred stock that may become issuable upon the exercise of a warrant issued by us in December 2007 at an exercise price of $4.16 per share.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all of our outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering;

•	the conversion of outstanding warrants to purchase shares of our preferred stock into warrants to purchase shares of our common stock immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ over-allotment option.

None of the information contained in this prospectus has been adjusted to reflect a reverse stock split that we intend to effect prior to the pricing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data for our fiscal years 2005 through 2007 and our summary consolidated balance sheet data as of December 31, 2007. The consolidated financial data for the fiscal years ended December 31, 2005, 2006 and 2007 and as of December 31, 2007 have been derived from our consolidated financial statements, which appear elsewhere in this prospectus. The financial data as of and for the period from July 30, 2001 (inception) through December 31, 2007 are derived from our consolidated financial statements, which, in the opinion of management, contain all adjustments necessary for a fair presentation of such consolidated financial data. You should read this information in conjunction with our consolidated financial statements, the related notes to these financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Years Ended December 31,			Period from July 30, 2001 (inception) through December 31, 2007
	2005	2006	2007
	(in thousands, except share and per share data)
Operating expenses:
Research and development	$11,075	$22,800	$31,329	$75,407
General and administrative	3,871	6,129	6,126	23,248

Total operating expenses	14,946	28,929	37,455	98,655

Operating loss	(14,946)	(28,929)	(37,455)	(98,655)
Interest income	457	655	1,221	2,793
Interest expense	(456)	(372)	(709)	(1,862)
Other income (expense), net	(26)	(47)	(31)	(131)

Loss from continuing operations	(14,971)	(28,693)	(36,974)	(97,855)
Income (loss) from discontinued operations, net of tax	304	915	95	(6,374)

Net loss	$(14,667)	$(27,778)	$(36,879)	$(104,229)

Loss per share from continuing operations, basic and diluted	$(81.89)	$(109.48)	$(137.71)
Income per share from discontinued operations, basic and diluted	1.66	3.49	.35

Net loss per share, basic and diluted	$(80.23)	$(105.99)	$(137.36)

Weighted average shares, basic and diluted	182,804	262,098	268,492
Pro forma loss per share from continuing operations, basic and diluted(1)			$(1.66)
Pro forma income per share from discontinued operations, basic and diluted(1)			.01

Pro forma net loss per share, basic and diluted(1)			$(1.65)

Pro forma weighted average shares outstanding, basic and diluted			22,357,873

(1)	The pro forma net loss per share, basic and diluted, gives effect to the weighted average conversion of all outstanding shares of our preferred stock as of December 31, 2007 into 27,595,177 shares of our common stock but does not give effect to the conversion of the shares of Series C preferred stock issued in a private financing transaction in January 2008 into 4,410,923 shares of our common stock.

The following table presents our summary consolidated balance sheet data as of December 31, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the receipt by us of net proceeds of approximately $18.3 million from the sale of 4,410,923 shares of Series C preferred stock in a private financing transaction in January 2008; and

•

on a pro forma as adjusted basis to further reflect (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 32,006,100 shares of our common stock immediately prior to the completion of this offering and (ii) the receipt by us of net proceeds of $            million from the sale of the             shares of common stock offered by us in this offering at an assumed public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$31,711	$50,060	$
Working capital	23,806	42,155
Total assets	34,593	52,942
Long-term debt, net of current portion	3,588	3,588
Total stockholders’ equity	21,152	39,501

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, and stockholders’ deficit by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and all information contained in this prospectus before you decide whether to purchase our common stock. Our business, financial condition or results of operation could be materially harmed by any of these risks. The trading price of our common stock could decline due to any of these risks or uncertainties, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

We are dependent on the success of PHX1149, and we cannot give any assurance that PHX1149 or any of our product candidates will receive regulatory approval or be successfully commercialized.

We are a clinical-stage biopharmaceutical company and the future of our business depends primarily on our ability to develop and commercialize PHX1149 and our other product candidates successfully. To date, we have not marketed, distributed or sold any products, and we do not currently have any commercial products that generate revenues or any other sources of revenues. We may never be able to develop any marketable products. We are highly dependent on the success of our lead product candidate, PHX1149, for the treatment of Type 2 diabetes. We recently completed a Phase 2b clinical trial of PHX1149, which was designed to measure the reduction in HbA1c when PHX1149 is administered in combination with existing drugs for the treatment of Type 2 diabetes, and we are currently analyzing the data from this trial. Our other programs and product candidates, including PHX1766 for the treatment of HCV infection, are in preclinical development or the discovery stage. In order to commercialize PHX1149 or any other product candidate, we will be required to conduct clinical trials, which may not succeed, and to obtain regulatory approvals, which we may fail to do. We do not know, and are unable to predict, what type of, and how many, clinical trials the U.S. Food and Drug Administration, or the FDA, will require us to conduct before granting approval for us to market our product candidates. Our development programs may not lead to a commercial product, either because we fail to demonstrate that our product candidates are safe and effective in clinical trials and we therefore fail to obtain necessary approvals from the FDA and similar foreign regulatory agencies or because we have inadequate financial or other resources to advance our product candidates through the clinical trial process to successful commercialization. Any failure to obtain approval for, or to successfully commercialize, PHX1149 would impair our ability to generate revenues, and it would require a significant amount of time and resources to bring any other product candidates to market.

Our lead product candidate, PHX1149, is still under clinical development for the treatment of Type 2 diabetes, and we may not be able to advance PHX1149 through clinical trials into successful commercialization.

Before we can obtain regulatory approvals for the commercial sale of PHX1149 or any other product candidate, we must demonstrate that the product candidate is safe and effective for use for its respective target indications with substantial evidence gathered in well-controlled clinical trials. Despite our efforts and the expenditure of significant resources, we may not be able to advance PHX1149 through clinical trials to successful commercialization for a variety of reasons, including:

•	PHX1149 may prove to be carcinogenic in our ongoing carcinogenicity studies, or we may otherwise be unable to demonstrate the safety and efficacy of PHX1149 in our planned Phase 3 clinical trials;

•	we may not meet other applicable regulatory standards;

•

PHX1149 may not offer safety advantages, therapeutic benefits or other improvements over existing DPP-4 inhibitors and other products and product candidates under development for the treatment of Type 2 diabetes;

•	we may not able to produce PHX1149 in commercial quantities at acceptable costs; or

•	we may not otherwise be able to successfully commercialize PHX1149.

The observation of adverse events in either humans or animals may impair our ability to obtain approval for and commercialize PHX1149. For example, we observed skin toxicity in some of our preclinical studies of PHX1149 at high doses in monkeys. We have not observed similar skin toxicity in humans in our clinical trials of PHX1149 to date, and studies of other DPP-4 inhibitors have suggested that there may be no correlation between this side effect in animal toxicology studies and human clinical trials. However, the connection, if any, between DPP-4 inhibitors, including PHX1149, and skin toxicity is not fully understood. We or other developers of DPP-4 inhibitors may observe this side effect or other adverse events in ongoing or future clinical trials, which would adversely impact our ability to obtain FDA approval.

In addition, the results from our recently completed Phase 2b clinical trial or planned Phase 3 clinical trials may be negative or inconclusive. Pharmaceutical and biotechnology companies have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical studies and earlier clinical trials. Any of these setbacks could impair our ability to generate revenues and harm our business and results of operations.

PHX1766 is still in preclinical development and remains subject to clinical testing and regulatory approval, and all of our other product candidates except for PHX1149 are in discovery stage research. If we are unable to successfully advance PHX1766 into clinical trials and complete the development and testing of this or any other potential product candidate, our business prospects will be harmed.

Except for PHX1149, all of our product candidates are in preclinical development or discovery stage research. Our HCV program, including PHX1766, and other early-stage research and development programs are based upon relatively new science and involve new chemical entities. Subsequent discoveries by us and third parties may lead us to reconsider our scientific hypotheses, including how novel mechanisms regulate various biological functions. Like any scientific undertaking, we may draw the wrong inference from, or fail to appreciate the significance of, scientific data, which could result in compounds emerging from our development programs having a lower than anticipated efficacy profile or an unacceptable safety profile.

Our strategy for product development focuses on identifying new chemical entities directed toward clinically validated biological points of intervention, or targets, and for which a pharmacological effect can be demonstrated in early-stage clinical trials. Research programs to identify disease targets and new product candidates require substantial technical, financial and human resources, and may fail to yield successful product candidates. We may experience numerous setbacks during, or as a result of, preclinical testing or other developmental research that could delay or prevent our ability to identify and to advance earlier stage product candidates into or through clinical trials, including:

•

our ongoing preclinical toxicology studies of PHX1766 and other preclinical research may produce negative or inconclusive results, which may require us to conduct additional preclinical testing or abandon the development of the product candidate;

•	we may be unable to produce sufficient quantities of materials at acceptable purities to conduct necessary preclinical studies and clinical trials;

•

our preclinical studies or any future clinical trials may not demonstrate that PHX1766 can be administered less frequently than other NS3/4A protease inhibitors, that PHX1766 is a sufficiently potent inhibitor of the NS3/4A protease or that PHX1766 is sufficiently selective against cellular targets;

•	newer therapies or competitive products may supersede the development opportunity; or

•	we may determine that PHX1766 or our other early-stage product candidates do not have sufficient potential to warrant the allocation of resources toward them.

Even if we are able to advance PHX1766 or any other product candidate beyond preclinical development into clinical trials, we will be subject to all of the risks associated with clinical development of a product candidate. Results from any completed preclinical studies may not be predictive of the results we may obtain in clinical trials or the likelihood of approval of a drug candidate for commercial sale. Currently, no protease inhibitor has been approved by the FDA for the treatment of HCV infection. We cannot be certain that any protease inhibitors, including PHX1766, will ever be approved by the FDA or any foreign regulatory agency for the treatment of HCV infection. If we are unable to develop suitable product candidates through our internal research programs or otherwise, we may not be able to generate or increase revenues in future periods, which could result in significant harm to our financial position.

Delays in the commencement or successful completion of clinical trials could result in increased costs to us and delay or limit our ability to generate revenues.

Each of our product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and take many years to complete. We estimate that clinical trials and related regulatory review in initial indications for our lead product candidate, PHX1149, will continue for at least four years. PHX1766 is in preclinical development, and we do not expect to commence clinical trials for this product candidate until the second half of 2008. In each case, our preclinical studies or clinical trials could take significantly more time to complete than anticipated. Delays in the commencement or successful completion of clinical trials could affect our product development costs significantly. We do not know whether our planned clinical trials will begin or be completed on schedule, if at all.

The commencement and completion of clinical trials can be delayed for a number of reasons. We may experience delays in our clinical programs related to:

•	obtaining regulatory approval to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the size, scope and design of a clinical trial;

•	unexpected clinical or nonclinical results that necessitate a change in the clinical testing plan;

•

difficulties recruiting clinical sites at which to conduct clinical trials, which may occur for a variety of reasons, including the size of the patient population that meets the eligibility criteria to participate in the trials, the nature of our trial protocols, the availability of approved alternative treatments for the relevant indications and competition from other clinical trial programs for similar indications;

•	obtaining institutional review board or ethics committee approvals to conduct a clinical trial at prospective sites;

•

reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	delays in the manufacture of sufficient quantities of our product candidates with acceptable stability and purity profiles for use in clinical trials;

•	severe or unexpected drug-related side effects experienced by participants in a clinical trial, which could result in the FDA’s placing the program on clinical hold;

•

retaining participants who have enrolled in a clinical trial but may be prone to withdraw due to the design of the trial, lack of efficacy or personal issues or who fail to return for follow-up visits for a variety of reasons; and

•	lack of adequate funding or other internal resources and expertise to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur, and we may need to amend clinical trial protocols or add new clinical trials to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to institutional review boards or ethics committees for reexamination, which may impact the cost, timing or successful completion of the clinical trials. If we experience delays in the completion of, or if we terminate, our Phase 2b clinical trials for PHX1149 or any of our future clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

New and future policies adopted by the FDA or other regulatory authorities and new and future clinical findings could increase the time and cost required for us to conduct and complete clinical trials of PHX1149.

A long-term study of Type 2 diabetes patients being conducted by the National Institutes of Health was recently halted after results suggested that lowering blood sugar to normal or nearly normal levels may actually increase the risk of death in patients treated with various anti-diabetes medications, compared to patients who control their blood sugar levels less rigidly. These and other new findings in clinical research may cause the FDA and other regulatory authorities to change their standards for approving drugs for the treatment of diabetes.

In February 2008, the FDA published draft guidance for the development of drugs and biologics for the treatment and prevention of diabetes. The guidance recommends, among other things, that Phase 3 trials be sized to allow meaningful evaluation of safety and efficacy across different patient population subgroups based on sex, age, ethnic background, duration and severity of the disease, interactions with other drugs likely to be used as combination therapies and other factors that may be relevant. The guidance also indicates that trials lasting longer than one year are strongly encouraged and may be needed if safety concerns have been raised in preclinical studies or Phase 2 or Phase 3 clinical trials. In addition, the guidance suggests that large outcome trials that test for clinical endpoints, such as improvement in a serious morbidity or mortality related to diabetes, in addition to the currently accepted surrogate endpoint of HbA1c reduction may be required where a product candidate has shown evidence of adverse effects such as macrovascular damage, or damage to large blood vessels, particularly in the heart, in preclinical studies or clinical trials. Even where no deleterious effect on cardiovascular outcome has been observed during pre-marketing evaluation, further post-approval assessment for effects on macrovascular disease may be needed. The FDA is soliciting comments on the draft guidance and has not published final guidance. Although we currently do not know what impact, if any, the final guidance will have on the design and conduct of our planned Phase 3 clinical trials of PHX1149, revised policies established by the FDA may require us to increase the size and scope of our trials or modify the design of our trials in ways that could significantly increase the time and cost required for us to conduct and complete these trials.

We rely on third parties to conduct preclinical research and clinical trials for our product candidates, and if they do not properly and successfully perform their obligations to us, we may not be able to obtain regulatory approvals for our product candidates.

We design the preclinical programs and clinical trials for our product candidates, but we rely on CROs to assist us in conducting many aspects of preclinical research and in managing, monitoring and otherwise carrying out our clinical trials. We compete with other companies, including larger, more established companies, for the resources of these third parties. MDS Pharma Services and iGATE Clinical Research International, Inc., both of which are a global CROs, conducted our Phase 2b clinical trial of PHX1149 in India, North America and South America under services agreements, and we will need to engage third-party CROs to conduct our planned Phase 3 clinical trials for PHX1149.

Although we rely on third parties to conduct our preclinical research and clinical trials, we are responsible for confirming that each of our clinical trials is conducted in accordance with the approved protocol and investigational guidelines. Moreover, the FDA and foreign regulatory agencies require us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties does not relieve us of these responsibilities and requirements.

If our CROs do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to failure to adhere to regulatory requirements or our clinical protocols, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. If any of these events occurs, the clinical development costs for our candidates would be expected to rise and we may not be able to obtain regulatory approval of our product candidates.

Our dependence upon third parties for the manufacture and supply of PHX1149 and our future product candidates and products may cause delays in, or prevent us from, successfully developing and commercializing products.

We do not currently have the infrastructure or capability internally to manufacture the product candidates that we need to conduct our clinical trials. We employ the services of Hovione, LLC to produce the active pharmaceutical ingredient in PHX1149 under a master services agreement, and we have entered into agreements with other contract suppliers and manufacturers to produce our supplies of the finished form of PHX1149, but we have no long-term contracts for the supply of this product candidate or any of our future product candidates. PHX1149 is a new chemical entity that has never been produced at commercial scale, and, as such, there are underlying risks associated with its manufacture, which could include cost overruns, impurities, difficulties in scaling up or reproducing manufacturing processes, and lack of timely availability of raw materials. Any of these risks may prevent or delay us from successfully developing PHX1149 or our future product candidates.

We and our third-party manufacturers are required to comply with applicable FDA manufacturing practice regulations. If one of our third-party manufacturers fails to maintain compliance with these regulations, the production of our product candidates could be interrupted, resulting in delays and additional costs. Additionally, our third-party manufacturers must pass a pre-approval inspection before we can obtain regulatory approval for any of our product candidates. If for any reason these third-party manufacturers are unable or unwilling to perform under their agreements with us, we may not be able to locate alternative manufacturers or enter into favorable agreements with them in an expeditious manner. We could also experience manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates. Any inability to acquire sufficient quantities of our product candidates or their components in a timely manner from third parties could delay clinical trials or result in product shortages and prevent us from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.

We expect to depend on collaborative arrangements to complete the development and commercialization of our product candidates, which we may fail to do. These collaborative arrangements, if any, would likely place the development of our product candidates outside of our control and require us to relinquish important rights or may otherwise be on terms unfavorable to us.

We expect to enter into collaborative arrangements with pharmaceutical companies or third parties to develop and commercialize our product candidates. The development of PHX1149 through Phase 3 clinical trials will require significant additional resources that may not be available to us unless we are able to enter into a collaborative arrangement pursuant to which our partner or partners fund all or part of the clinical trial costs. In addition, we believe that PHX1149, if approved, would be promoted extensively to primary care physicians because diabetes is typically treated by these physicians rather than by specialists, which would require a large sales and marketing force. We expect that we will need to enter into one or more collaborative arrangements to successfully develop and commercialize PHX1149.

Dependence on collaborative arrangements for the development or commercialization of our product candidates would subject us to a number of risks, including:

•

we may not complete a collaborative arrangement in time to avoid delays in clinical development, if it is completed at all, and if no collaborative arrangement is achieved, we may need to stop product development altogether;

•	we may not be able to control the amount and timing of resources that our collaborators devote to the development or commercialization of our product candidates or to their marketing and distribution;

•

to the extent we enter into a collaborative arrangement prior to completion of development work and we rely on our collaborators to conduct such work, we would not control the amount and timing of resources applied to the collaborative arrangement;

•

collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, repeat or conduct new clinical trials, require a new formulation of a product candidate for clinical testing or abandon a product candidate;

•	we may have limited control over the clinical trial design or other aspects of the development or commercialization of the product candidates that we partner;

•

disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and resources;

•

collaborators may not properly maintain or defend our patents and other intellectual property rights or may use these rights in such a way as to expose us to potential litigation that could jeopardize or invalidate our patents;

•	a collaborator could develop a competing product candidate, either independently or in collaboration with others, including our competitors;

•	any collaborative arrangement may be terminated or allowed to expire, which would delay the development of, and may increase the cost of developing, our product candidates; and

•

our collaborators may not market our potential products in a manner that is competitive to others also marketing products for the treatment of Type 2 diabetes or other indications for which we may develop product candidates.

The occurrence of any of the risks described above would impair our ability to generate revenues from our product candidates and harm our results of operations.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our product candidates, conduct our clinical trials and commercialize our product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Laura Shawver, Ph.D., our Chief Executive Officer, Julie Cherrington, Ph.D., our President, Chris Burnley, our Executive Vice President and Chief Operating Officer, John E. Crawford, our Chief Financial Officer, Hans-Peter Guler, M.D., our Vice President, Clinical Development, and David Campbell, Ph.D., our Vice President, Drug Discovery and Preclinical Sciences. Although we have employment agreements with each of these individuals, each such agreement is terminable at will at any time with or without notice, and, therefore, we may not be able to retain their services as expected. The loss of services of any of these individuals or one or more other members of our senior management could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates.

Competition for qualified personnel in the biotechnology and pharmaceuticals field is intense, particularly in the San Diego, California area, where our offices are located. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms. Currently, we maintain “key person” life insurance on Dr. Shawver in an amount of $1.0 million. We do not carry “key person” life insurance covering any other members of our senior management. Each of our officers and key employees may terminate his or her employment at any time without notice and without cause or good reason.

If we are unable either to create sales, marketing and distribution capabilities or to enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

We currently have no sales or distribution capabilities and only limited marketing capabilities. To commercialize our product candidates, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit significant financial and managerial resources to develop a marketing and sales force with relevant scientific or technical expertise and supporting distribution capabilities. Factors that may inhibit our efforts to commercialize our products directly include:

•	our inability to recruit and retain sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating and sustaining an independent sales and marketing organization.

If we are not able to collaborate with a third party and are not successful in recruiting sales and marketing personnel or building a sales and marketing infrastructure, we will not be able to commercialize our product candidates, which would adversely affect our business and financial condition. If we do collaborate with and rely on pharmaceutical or biotechnology companies with established sales, marketing and distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms, or at all. To the extent that we enter into co-promotion or similar arrangements, any revenues we receive will depend upon the efforts of third parties, which will only partially be in our control and may not be successful. In any partnering arrangement, our product revenues would likely be lower than if we marketed and sold our products directly.

Our commercial success depends upon the achievement of significant market acceptance of PHX1149 and future product candidates among physicians, patients, and healthcare payors.

None of our product candidates has been commercialized for any indication. Even if approved for sale by the appropriate regulatory authorities, physicians may not prescribe PHX1149 or any of our future product candidates, in which case we would not generate revenues or become profitable. PHX1149, if approved, will likely be one of several available DPP-4 inhibitors for the treatment of Type 2 diabetes, including sitagliptin, which Merck & Co. Inc. markets worldwide as Januvia and Janumet, vildagliptin, which Novartis AG has begun to market in Europe as Galvus and Eucreas, and alogliptin, for which Takeda Pharmaceutical Company Limited recently filed for marketing approval in the United States. Type 2 diabetes, as well as HCV infection, for which we are developing PHX1766, is currently treated by other therapies, some of which have been in existence for many years. Where other products currently are, or succeed in becoming, the standard of care before we achieve approval, it may be difficult to encourage healthcare providers to switch from these products.

Market acceptance of PHX1149 and any of our future product candidates by physicians, patients and healthcare payors will also depend on a number of additional factors, including:

•	the ability of PHX1149 to achieve significant market penetration, given the earlier entry of other DPP-4 inhibitors into the U.S. and European markets;

•	acceptance by physicians and patients of the product candidate as a safe and effective treatment;

•	actual and perceived advantages over alternative treatments;

•	the cost of treatment in relation to alternative treatments;

•	relative convenience and ease of administration;

•	the prevalence and severity of side effects;

•	any labeling restrictions imposed by the FDA and other regulatory authorities;

•	the suitability of our product candidates for use in combination with other therapies for the same indications; and

•	the availability of adequate reimbursement by third parties.

If PHX1149 or any of our other product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients and healthcare payors, we may not generate sufficient revenues, and we may not become profitable.

Competition in the pharmaceutical industry is intense. If our competitors are able to develop and market products that are more effective, safer or less costly than any future products that we may develop, our commercial opportunity will be reduced or eliminated.

We face competition from established and emerging pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects, are easier to administer or are less expensive than PHX1149 and any of our other product candidates. In addition, because our strategy is to develop product candidates directed toward clinically validated targets for which the pharmacological effect of a product candidate can be demonstrated in early-stage clinical trials, PHX1149 will not be, and we do not expect any of our other product candidates to be, the first to market for their respective indications or in their respective product classes. This strategy may not succeed as we seek to compete against established products. Further, significant delays in the development of PHX1149 or our other product candidates could allow multiple competitors to commercialize their products and establish them in the market before we do. Competitors may also reduce the price of their products in order to gain market share, forcing us to lower the price of our product candidates in order to compete effectively, potentially resulting in lower revenues.

We anticipate that, if approved, PHX1149 would compete primarily with sitagliptin, which is currently the only DPP-4 inhibitor approved by both the FDA and the EMEA for the treatment of Type 2 diabetes. We also expect that PHX1149 would compete in Europe with vildagliptin, which is currently approved for marketing in Europe both as a fixed-dose combination product with metformin and as a stand-alone therapy. We may also face competition from other DPP-4 inhibitors, including alogliptin, for which Takeda Pharmaceutical Company Limited filed for marketing approval in the United States in January 2008, and saxagliptin, which is under development by Bristol-Myers Squibb Company and AstraZeneca PLC. Various other products to treat Type 2 diabetes also are available or are in development, including metformin, sulfonylureas, TZDs, GLP-1 analogs and insulins. In addition, Vertex Pharmaceuticals Incorporated, in collaboration with Tibotec Pharmaceuticals, Ltd., a subsidiary of Johnson & Johnson, and Schering-Plough Corp. are each developing NS3/4A protease inhibitors for the treatment of HCV infection, and, if they receive FDA approval for their product candidates before we are able to complete the development of PHX1766, our ability to commercialize this product candidate would be impaired.

We cannot predict whether any of our product candidates, if successfully developed, will have sufficient advantages to cause healthcare professionals to adopt our products over competing products or whether our products, if approved, would offer an economically feasible alternative to competing products. Many of our competitors have substantially greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical and large biotechnology companies may invest heavily to advance the discovery and development of novel compounds or drug delivery technologies that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through strategic partnerships with larger and more established companies. These third parties may compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Our ability to generate revenues will be harmed if our competitors succeed in obtaining patent or other intellectual property protection, receiving FDA approval or commercializing products before we do.

Even if we receive regulatory approval for a product candidate, we will be subject to ongoing FDA obligations and continued regulatory review, which may result in significant additional expenses and limit our ability to commercialize our future products.

Any regulatory approvals that we receive for PHX1149 or our other product candidates may also be subject to limitations on the indicated uses for which the product may be marketed, or contain requirements for potentially costly post-marketing follow-up studies. For example, the FDA might impose labeling restrictions, similar to those for sitagliptin, on the use of PHX1149 in patients with impaired kidney function if we are unable to demonstrate in clinical trials that PHX1149 is sufficiently safe in those patients. If the FDA approves any of our product candidates, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice and other regulations. If we or a regulatory agency discovers previously unknown problems with a product or the product class, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties or monetary fines;

•	suspend or withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements;

•	seize or detain products or require us to initiate a product recall; or

•	withdraw the product from the market.

In addition, the FDA’s policies may change, and additional government regulations may be enacted, which could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our future products and we may not achieve or sustain profitability.

Our ability to generate revenues from any products that we may develop will depend on reimbursement and drug pricing policies and regulations.

Many patients may be unable to pay for any products that we may develop. In the United States, many patients rely on Medicare, Medicaid, private health insurers and other third-party payors to pay for their medical needs. Our ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will impact our ability to successfully commercialize, and attract collaborative partners to invest in the development of, our product candidates. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available for any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for medical products and services, and many third-party payors may refuse to provide reimbursement for particular drugs when an equivalent generic drug is available. If a third-party payor considers any of our product candidates to be equivalent to an existing generic drug, the third-party payor may only offer to reimburse patients for the generic drug. Even if we show improved safety or efficacy with our product candidates, pricing of existing generic drugs may limit the amount we will be able to charge for our product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.

The trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that we may market. In addition, any future regulatory changes regarding the healthcare industry or third-party coverage and reimbursement may adversely affect demand for any products that we may develop and could harm our sales and profitability.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We intend to market our future products in international markets. In order to market our future products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with foreign regulatory authorities, and the approval procedures vary among countries and can involve additional testing. Also, the time required to obtain approval may differ from that required for FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all, which could impair our ability to generate revenues from product sales outside the United States.

Foreign governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market our future products both in the United States and in foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to those products. In some foreign countries, particularly countries in the European Union, prescription drug pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our future product to other available therapies. If reimbursement of our future products is unavailable or limited in scope or amount in foreign jurisdictions, or if pricing is set at unsatisfactory levels in these jurisdictions, we may be unable to achieve or sustain profitability.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could harm our operating results and our overall financial condition.

We may face competition for any of our product candidates, once approved, from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, contains provisions that may change U.S. importation laws and expand pharmacists’ and wholesalers’ ability to import lower priced versions of our product candidates and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has not yet announced any plans to make this required certification. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be conducted safely and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. However, a number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification and to broaden permissible imports in other ways. Even if these changes do not take effect, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service and other government agencies. For example, a law that was passed in October 2006 expressly prohibits the U.S. Customs Service from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act. Further, several states and local governments have implemented importation schemes for their citizens, and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with any of our approved product candidates could negatively impact our profitability.

We may incur significant costs in complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

We are subject to various environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use and transportation of hazardous, radioactive and biological materials and wastes; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. We are required to obtain air emissions and other environmental permits from governmental authorities for our operations. While no environmental compliance investigations have been conducted on our facilities to date other than routine inspections, if we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We use hazardous chemicals and radioactive and biological materials, and generate hazardous waste, in our business and are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials. We maintain property insurance that includes annual coverage in the amounts of $250,000 per occurrence and in the aggregate for sudden and accidental radioactive contamination, $50,000 for the cleanup or removal of certain other contaminants, including biological materials and $250,000 for property damage to our facilities resulting from these other contaminants. In the event of contamination, injury or other damage arising out of hazardous or other regulated materials for which we are deemed liable, we could incur significant costs, including costs not covered by our insurance.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of the testing of our product candidates in clinical trials and will face an even greater risk if we commercialize any products. We may be held liable if any product that we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even the successful defense against these claims would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

•	injury to our reputation;

•	increased difficulty in recruiting, or the withdrawal of, clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls;

•	decreased demand for our products;

•	loss of revenues; and

•	our inability to continue marketing our products.

Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products that we develop. We currently carry product liability insurance covering our clinical trials in an annual aggregate amount of $10 million. However, our insurance carrier may not reimburse us, or our coverage may not be sufficient to reimburse us, for the expenses or losses that we may suffer in connection with any product liability claims. In addition, insurance coverage is becoming increasingly expensive, and in the future we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise.

Risks Related to Intellectual Property

It is difficult and costly to protect our proprietary rights, and we may not be able to ensure intellectual property protection of our product candidates.

Our commercial success will depend in part on obtaining and maintaining patent and trade secret protection for our product candidates, including their composition, their use and the methods used to manufacture them, as well as successfully defending our patents, if any, against third-party challenges. Our ability to protect our product candidates from unauthorized making, using, selling, offering to sell or importation by third parties is dependent upon the extent to which we have rights under valid and enforceable patents. Likewise, our ability to additionally protect information regarding these product candidates from misappropriation depends on the extent to which we have trade secret rights that cover this information. We currently hold one issued U.S. patent covering the composition of matter and method of use of PHX1149. We have filed multiple U.S. patent applications and foreign counterparts related to our DPP-4 inhibitor program, including PHX1149, as well as our NS3/4A protease inhibitor program, and may file additional U.S. and foreign patent applications related to our development programs. There can be no assurance that any patents will issue from these applications or that the claims under such patents, if issued, will have adequate scope to prevent others from practicing our inventions.

Even if we are able to obtain patents on our product candidates, any patent may be challenged, invalidated, held unenforceable or circumvented. A consistent policy regarding the breadth of claims allowed in biotechnology patents has not emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. In addition, changes to patent laws and their interpretation, such as the new “obviousness” standard in the United States and the new rules of practice proposed by the U.S. Patent and Trademark Office, may limit our ability to secure all the rights to which we would have otherwise been entitled in the absence of these changes. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in any future patents that may issue from our patent applications.

The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•

others may be developing compounds or related technologies with characteristics or applications similar to those of our product candidates but that are not covered by the claims of our patents, if any are issued;

•	we might not have been the first to make the inventions covered by our pending patent applications;

•	we might not have been the first to file patent applications for these inventions;

•	our pending patent applications may not result in issued patents;

•

any patents that may be issued on our patent applications may not provide us with any competitive advantages, or may be held invalid, unenforceable or so narrow in scope as to be easily circumvented as a result of legal challenges by third parties; or

•	we may not develop additional proprietary technologies that are patentable.

We also may rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to our competitors, and our competitors may independently develop equivalent knowledge, methods and know-how. Enforcing a claim that a third party illegally obtained and is using any of our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

We sometimes engage individuals or entities to conduct research that may be relevant to our business. We may grant these individuals or entities rights to publish or otherwise publicly disclose data and other information generated during the course of their research, subject to certain contractual limitations. These contractual provisions may be insufficient or inadequate to protect our trade secrets and may impair our patent rights. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.

If our license agreement relating to DPP-4 is terminated or if we are not able to enter into license agreements necessary for the development of our product candidates, our competitive position and business prospects will be harmed.

We are a party to a nonexclusive, royalty-bearing, worldwide sublicense, which gives us rights to third-party intellectual property relating to the use of DPP-4 inhibitors for the treatment of diabetes or lowering glucose levels. This license is necessary for the development and commercialization of PHX1149, and we may need to enter into additional licenses to third-party intellectual property in the future, although we currently have no plans to do so.

This license agreement is nonexclusive, which means our licensor may license the applicable patent rights to third parties, including our competitors. Our licensor also may terminate its license agreement with us in the event we breach the agreement and fail to cure the breach within a specified period of time. In addition, the original licensors of the intellectual property may terminate their license agreements with our licensor, which may leave some of our activities and/or product candidates unlicensed if we are unable to license the applicable technology directly from the original licensors. Other license agreements into which we may enter in the future may also contain similar provisions. Without sufficient exclusivity or protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could harm our competitive business position.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

Our ability to commercialize any approved products will depend, in part, on our ability to obtain patents, enforce those patents and operate without infringing the proprietary rights of third parties. There can be no assurance that any patents that issue from our patent applications or any patents that are licensed to us will provide sufficient protection to conduct our business as presently conducted or as proposed to be conducted, or that we will remain free from infringement claims by third parties.

There can also be no assurance that patents owned by us will not be challenged by others. We could incur substantial costs in proceedings, including interference proceedings before the U.S. Patent and Trademark Office and litigation before the U.S. federal courts addressing the scope, validity or enforceability of our patents, as well as comparable proceedings before similar agencies and courts in other countries in connection with any claims that may arise in the future. These proceedings could result in adverse decisions about the patentability of our inventions and products, as well as about the enforceability, validity or scope of protection afforded by our patents.

Patent applications in the U.S. and elsewhere are typically published only after 18 months from the priority date. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to products similar to our product candidates and any future products may have already been filed by others without our knowledge. In the event an infringement claim is brought against us, we may be required to pay substantial legal and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing related product development and commercialization and may be subject to damage awards.

Many of our competitors are large pharmaceutical companies that are able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could impair our ability to raise the funds necessary to continue our operations, in-license technology that we need, out-license our existing technologies or enter into collaborations that would assist in bringing our product candidates to market.

We have in the past been, and may in the future be, subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. In September 2005, ActivX Biosciences, Inc., or ActivX, filed a complaint in the Superior Court of California in the County of San Diego alleging, among other things, that we and some of our employees who were previously employed with ActivX misappropriated trade secrets of ActivX relating to DPP-4 inhibitor technology. The litigation of those claims was costly and distractive to our management, and in August 2006, we settled the litigation on terms that have required, and will require, payments that have had, and will have, an impact on our financial resources. To date, we have paid ActivX $1.5 million, and we may have to make additional payments in connection with the achievement of certain development milestones, as well as royalty payments in an aggregate amount of up to $35.0 million on net sales of products covered under the agreement, which would include PHX1149. Under the license agreement, we granted to ActivX a fully paid-up, royalty-free, co-exclusive, worldwide license to develop and commercialize products under certain of our patents and patent applications not including those relating to PHX1149 and related analogs.

Although no similar claims against us are currently pending, we may be subject to additional future claims under which third parties allege that we or our employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims, and we may be required to settle such claims on terms that are not favorable to us. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our Finances and Capital Requirements

We expect our net operating losses to continue for at least several years, and we are unable to predict the extent of future losses.

We have not received FDA approval to market any of our product candidates, and we have not generated any revenues from the sale of any products to date. We have incurred losses in each year since our inception in July 2001. For the year ended December 31, 2007, we had a net loss of $36.9 million from continuing operations. As of December 31, 2007, we had an accumulated deficit of approximately $104.2 million. These losses, combined with expected future losses, have had and will continue to have a significant negative effect on our stockholders’ equity and working capital. We expect to continue to incur operating losses for at least the next several years as we pursue the clinical development and potential commercialization of PHX1149 and future product candidates, continue our preclinical and drug discovery programs and increase general and administrative expenses to comply with public company reporting requirements. Because of the numerous risks and uncertainties associated with our development efforts and other factors, we are unable to predict the extent of any future losses or when we will become profitable, if ever. In addition, even if we obtain regulatory approval for any of our product candidates, our losses may increase, at least initially, because we may incur significantly higher sales, marketing and outsourcing expenses, including those required to manufacture commercial supplies, as well as continued research and development expenses for other product candidates.

We will need substantial additional funding and may be unable to raise capital when needed on acceptable terms.

Our operations have consumed substantial amounts of cash since our inception in July 2001. To date, our sources of cash have been limited primarily to private placements of preferred stock and debt. We expect to continue to spend substantial amounts on development, including significant amounts on conducting clinical trials for PHX1149, preclinical studies and clinical trials for PHX1766, and expanding our drug discovery and development programs. Our cash flows used for operating activities in 2006 averaged approximately $2.2 million per month, compared to an average of approximately $2.8 million per month during the year ended December 31, 2007. We expect that our monthly cash used by operations will continue to increase for the next several years and that increases will be significantly greater when we commence our planned Phase 3 clinical trials for PHX1149.

We do not believe our existing capital resources and the net proceeds from this offering will be sufficient to fund our operations through the successful development and commercialization of any of our product candidates. We anticipate that the net proceeds from this offering will enable us to fund, over the next two years, only a portion of the first Phase 3 clinical trial of PHX1149 that we plan to conduct, in addition to the extension phase of our Phase 2b clinical trial of PHX1149, and the development of PHX1766 only through Phase 1 clinical trials. We intend to fund our operations, at least in part, through one or more collaborative arrangements for the development and commercialization of our product candidates. To date, we have not entered into any of these types of arrangements and we may not be able to do so on terms that are acceptable to us. Because the economic terms of collaborative arrangements can vary significantly, we are unable to predict a meaningful range of additional funding needed at this time. In December 2007, we entered into an amendment to our existing loan and security agreement with Pinnacle Ventures, L.L.C., or Pinnacle, pursuant to which affiliates of Pinnacle have agreed to advance additional loans to us in an aggregate principal amount of up to $12.0 million on or before May 31, 2008. Under the terms of the loan and security agreement, however, we will not be able to borrow these additional amounts from Pinnacle if we are in default with respect to any outstanding loans or if there has been a material adverse effect on our business or financial condition.

Until we can generate a sufficient amount of product revenues and achieve profitability, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on our cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all.

If we are unable to obtain additional funding on terms that are acceptable to us, we will need to delay, reduce or eliminate our research and development programs or commercialization efforts.

Our ability to obtain additional funding and the amount and timing of our future funding requirements will depend on many factors, including, but not limited to, the following:

•	the number, scope and progress of our planned Phase 3 clinical trials for PHX1149, including expenses to support the trials;

•	the costs and timing of regulatory approvals;

•	our progress in advancing PHX1766 and other programs through preclinical development into clinical trials;

•	the costs and timing of clinical and commercial manufacturing supply arrangements for our product candidates;

•	the costs of establishing sales or distribution capabilities;

•	the success of the commercialization of our products;

•	our ability to establish and maintain strategic collaborations, including licensing and other arrangements; and

•	the costs involved in enforcing or defending patent claims or other intellectual property rights.

If we are unable to raise additional capital when required or on acceptable terms, we may have to delay, scale back or discontinue one or more of our drug development programs. We also may be required to relinquish, license or otherwise dispose of rights to product candidates or products that we would otherwise seek to develop or commercialize on terms that are less favorable than might otherwise be available.

Raising additional funds by issuing securities or through licensing or lending arrangements may cause dilution to you, restrict our operations or require us to relinquish proprietary rights.

We may raise additional funds through public or private equity offerings, debt financings or licensing arrangements. To the extent that we raise additional capital by issuing equity or convertible debt securities, your ownership will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or entering into licensing arrangements. For example, our loan and security agreement with Pinnacle contains restrictions on our ability to grant security interests in or transfer our property, our ability to be acquired through a merger, consolidation or similar transaction without the prior written consent of Pinnacle and our ability to incur various types of additional indebtedness. If we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our product candidates or to grant licenses on terms that are not favorable to us. If adequate funds are not available, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and we may be required to delay, significantly curtail or eliminate the development of one or more of our product candidates.

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	actual or anticipated results from and any delays in our clinical trials;

•	actual or anticipated regulatory approvals, or other actions taken by regulatory agencies, with respect to our product candidates or competing products;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	the success of our preclinical development efforts and clinical trials;

•	actual or anticipated variations in our quarterly operating results;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	new technologies, products or services introduced or announced by us or our competitors and the timing of these introductions or announcements;

•	announcements by us or our competitors of collaborative arrangements, significant acquisitions or capital commitments;

•	additions or departures of key scientific or management personnel;

•	conditions or trends in the biotechnology and biopharmaceutical industries;

•	general economic and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors;

•	actual or anticipated changes in recommendations by securities analysts;

•	sales of common stock or other securities by us or our stockholders in the future; and

•	trading volume of our common stock.

In addition, the stock market in general and the market for biotechnology and biopharmaceutical companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business and financial condition.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have             shares of common stock outstanding, or             shares if the underwriters exercise their over-allotment option in full.

The holders of substantially all of our outstanding capital stock are subject to lock-up agreements with the underwriters of this offering that generally restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements, together with restrictions under the securities laws described in this prospectus under the caption “Shares Eligible for Future Sale,” limit the number of shares of common stock that may be sold immediately following the public offering.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended. Substantially all of the remaining 32,751,776 shares of common stock outstanding after this offering, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering, will be available for sale after the expiration of the contractual lock-up period, subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended. In addition, as of December 31, 2007, there were 3,960,452 shares of common stock issuable upon the exercise of outstanding options and 957,440 shares of common stock issuable upon the exercise of outstanding warrants, substantially all of which, after expiration of the contractual lock-up period, will be available for sale subject to Rule 144. Morgan Stanley and Credit Suisse could release all or some portion of the shares subject to lock-up agreements prior to expiration of the lock-up period, although they currently have no plans, understandings or agreements to do so.

After this offering, the holders of approximately 33,022,060 shares of common stock, including 957,299 shares underlying outstanding warrants, will be entitled to rights with respect to registration of such shares under the Securities Act of 1933, as amended. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital.

We have broad discretion to allocate the net proceeds of this offering.

We currently intend to use the proceeds from this offering to fund the first of our planned Phase 3 clinical trials of PHX1149 for the treatment of Type 2 diabetes, the repayment of amounts borrowed under our loan and security agreement with Pinnacle and our ongoing preclinical studies and planned Phase 1 clinical trials of PHX1766 for the treatment of HCV infection. We also intend to use the proceeds from this offering for other drug discovery and development programs and working capital and general corporate purposes. We may also use a portion of our net proceeds to obtain the right to use complementary technologies and product opportunities. Because of the numerous factors and uncertainties relating to our business, our use of proceeds may vary substantially from their currently anticipated use. As a result, management will have broad discretion in the use of the proceeds from this offering and could spend these proceeds in ways that do not generate revenues, make us profitable or enhance the value of our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

•	a classified board of directors;

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the ability of our stockholders to remove directors without good cause;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by, or beneficial to, our stockholders.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders, together with their respective affiliates, currently beneficially own approximately 93.7% of our voting stock, including shares subject to outstanding options and warrants, and we expect that upon completion of this offering, that same group will continue to hold at least     % of our outstanding voting stock. Accordingly, even after this offering, these stockholders will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of our board of directors and approval of significant corporate transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material and adverse effect on the fair market value of our common stock.

Our ability to use net operating loss carryforwards may be subject to limitation.

Section 382 of the U.S. Internal Revenue Code of 1986, as amended, imposes an annual limit on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership or equity structure. Our ability to use net operating losses may be limited by prior changes in our ownership, by the issuance of common stock in this offering, or by the consummation of other transactions. As a result, if we earn net taxable income, our ability to use net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liabilities for us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future partnerships, collaborations or other strategic transactions that we may enter into or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock that we are offering will be approximately $            million, or $            million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay.

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Of the net proceeds received from this offering, we intend to use approximately $11.0 million for the repayment of amounts borrowed under our loan and security agreement with Pinnacle, assuming that we borrow the additional $12.0 million available on or before May 31, 2008 under a December 2007 amendment to the agreement.

Of the remaining proceeds, we intend to use approximately:

•

48% for the first of our planned Phase 3 clinical trials of PHX1149 and our ongoing Phase 2b clinical trials for the treatment of Type 2 diabetes, including the cost of producing clinical supplies of PHX1149; and

•	20% for our ongoing preclinical studies and planned Phase 1 clinical trials of PHX1766 for the treatment of HCV infection, including the cost of producing preclinical and clinical supplies of PHX1766.

We intend to use a substantial portion of the remainder of our net proceeds for our other drug discovery and development programs, working capital and general corporate purposes. We may also use a portion of our net proceeds to obtain the right to use complementary technologies and product opportunities. We have no current understandings, commitments, or agreements with respect to any acquisition of or investment in any technologies, products or companies.

Pursuant to the terms of our loan and security agreement with Pinnacle, affiliates of Pinnacle have made loans to us in an aggregate principal amount of $8.0 million. Under the terms of a December 2007 amendment to this agreement, the affiliates of Pinnacle have agreed to make additional term loans of up to $12.0 million to us on or before May 31, 2008. These loans all bear interest at a fixed rate equal to the prime rate in effect as of the date of each loan, plus two percent and are evidenced by secured promissory notes that mature 36 months from the date of the loan. All loan amounts currently outstanding under the agreement bear interest at an annual rate of 10.25%. Repayments on each loan include an interest-only period of six months, followed by 30 equal monthly installments of principal and interest. The proceeds have been and will be used for general corporate purposes.

As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the progress of our clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

The costs and timing of drug development and regulatory approval, particularly in conducting clinical trials, are highly uncertain, are subject to substantial risks and can often change. Accordingly, we may change the allocation of these proceeds as a result of contingencies, such as the progress and results of our clinical trials and other development activities, the establishment of collaborations, our manufacturing requirements and regulatory or competitive developments. In addition, we do not believe our existing capital resources and the net proceeds from this offering will be sufficient to fund our operations through the successful development and commercialization of any of our product candidates. Accordingly, we expect that we will need to raise additional funds.

Pending use of the proceeds from this offering as described above or otherwise, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid dividends on our common or preferred stock. Our loan and security agreement with Pinnacle contains restrictions on our ability to pay dividends on our common stock. These restrictions, however, will terminate upon the effective date of this registration statement. Our board of directors will continue to have discretion in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. We currently anticipate that we will retain future earnings, if any, for the development, operation and expansion of our business and the repayment of indebtedness. Accordingly, we do not anticipate declaring or paying any cash dividends for the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the receipt by us of net proceeds of approximately $18.3 million from the sale of 4,410,923 shares of Series C preferred stock in a private financing transaction in January 2008; and

•

on a pro forma as adjusted basis to further reflect (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 32,006,100 shares of our common stock immediately prior to the completion of this offering and (ii) the receipt by us of net proceeds of $            million from the sale of the             shares of common stock offered by us in this offering at an assumed public offering price of $            per share, the midpoint of the range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of December 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(audited)	(unaudited)
	(in thousands, except share and per share data)
Notes payable	$6,648	$6,648		$6,648
Stockholders’ equity:
Preferred stock, $.001 par value; 28,566,455 shares authorized, 27,595,177 shares issued and outstanding, actual; 32,977,378 shares authorized, 32,006,100 shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	28	32		—
Common stock, $.001 par value; 40,000,000 shares authorized, 745,676 shares issued and outstanding, actual and pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	—	—		—
Additional paid-in capital	125,353	143,698
Deficit accumulated during the development stage	(104,229)	(104,229)		(104,229)

Total stockholders’ equity	21,152	39,501

Total capitalization	$28,190	$46,539	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the assumed initial offering price of $            per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after the completion of this offering. As of December 31, 2007, we had a historical net tangible book value of $21.2 million, or approximately $28.37 per share of common stock, based on the number of shares of common stock outstanding as of December 31, 2007. Historical net tangible book value per share represents the amounts of our total tangible assets less our total liabilities, divided by the number of our common shares outstanding.

Our pro forma net tangible book value as of December 31, 2007 was $39.5 million, or approximately $1.21 per share of common stock. Pro forma net tangible book value per share represents the historical net tangible book value per share, adjusted to give effect to (i) the conversion of all outstanding shares of preferred stock as of December 31, 2007 into shares of common stock and (ii) our receipt of approximately $18.3 million in gross proceeds from the sale of 4,410,923 shares of Series C preferred stock in a private financing transaction in January 2008.

After giving effect to the sale by us of             shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2007 would have been approximately $            million, or approximately $            per share. This amount represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $            per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$
Historical net tangible book value per share of common stock as of December 31, 2007	$28.37
Per share adjustment due to assumed conversion of preferred stock outstanding as of December 31, 2007 into common stock	(27.62)

Historical net book value per share, assuming conversion of preferred stock	.75
Per share pro forma adjustment due to issuance of Series C preferred stock in January 2008	.46

Pro forma net tangible book value as of December 31, 2007	$1.21
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after offering

Dilution of net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2007 by approximately $            million, the pro forma as adjusted net tangible book value per share after this offering by $            and the dilution to new investors in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share after this offering would be $            per share, the increase per share attributable to new investors would be $            per share and the dilution to new investors would be $            per share.

The following table summarizes, as of December 31, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all outstanding shares of our preferred stock as of December 31, 2007 into 27,595,177 shares of common stock and the conversion of the additional shares of our Series C preferred stock issued in our January 2008 private financing transaction into 4,410,923 shares of our common stock, both of which will occur immediately prior to the completion of this offering. The calculation below is based on an assumed initial public offering price of $            per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except per share amounts)
Existing stockholders			%	$		%	$
New investors

Total		$100%			$100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the underwriters’ over-allotment option is exercised in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to     % and will increase the number of shares held by new investors to     , or     %.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to these consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 2005, 2006 and 2007, and the period from July 30, 2001 (inception) through December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004, and the consolidated balance sheet data at December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this prospectus.

	Years Ended December 31,					Period from July 30, 2001 (inception) through December 31, 2007
	2003	2004	2005	2006	2007
	(in thousands, except share and per share data)
Operating expenses:
Research and development	$2,751	$6,271	$11,075	$22,800	$31,329	$75,407
General and administrative	2,513	2,878	3,871	6,129	6,126	23,248

Total operating expenses	5,264	9,149	14,946	28,929	37,455	98,655

Operating loss	(5,264)	(9,149)	(14,946)	(28,929)	(37,455)	(98,655)
Interest income	161	127	457	655	1,221	2,793
Interest expense	(103)	(201)	(456)	(372)	(709)	(1,862)
Other income (expense), net	35	(81)	(26)	(47)	(31)	(131)

Loss from continuing operations	(5,171)	(9,304)	(14,971)	(28,693)	(36,974)	(97,855)
(Loss) income from discontinued operations, net of tax	(2,675)	(2,840)	304	915	95	(6,374)

Net loss	$(7,846)	$(12,144)	$(14,667)	$(27,778)	$36,879	$(104,229)

Loss per share from continuing operations, basic and diluted	$(122.10)	$(134.44)	$(81.89)	$(109.48)	$(137.71)
(Loss) income per share from discontinued operations, basic and diluted	(63.17)	(41.03)	1.66	3.49	.35

Net loss per share, basic and diluted	$(185.27)	$(175.47)	$(80.23)	$(105.99)	$(137.36)

Weighted average shares, basic and diluted	42,350	69,208	182,804	262,098	268,492

Pro forma loss per share from continuing operations, basic and diluted(1)				$(2.23)	$(1.66)
Pro forma income per share from discontinued operations, basic and diluted(1)				.07	.01

Pro forma net loss per share, basic and diluted(1)				$(2.16)	$(1.65)

Pro forma weighted average shares outstanding, basic and diluted				12,883,670	22,357,873

(1)	The pro forma net loss per share, basic and diluted, gives effect to the weighted average conversion of all outstanding shares of our preferred stock as of December 31, 2007 into 27,595,177 shares of our common stock but does not give effect to the conversion of the shares of Series C preferred stock issued in a private financing transaction in January 2008 into 4,410,923 shares of our common stock.

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,785	$9,042	$12,971	$6,291	$31,711
Working capital	12,450	5,996	9,778	2,518	23,806
Total assets	16,676	13,821	17,553	8,378	34,593
Notes payable	1,444	6,886	4,472	3,346	6,648
Deficit accumulated during the development stage	(12,761)	(24,905)	(39,572)	(67,350)	(104,229)
Total stockholders’ equity	14,030	4,018	9,056	1,387	21,152

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our consolidated financial statements that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and involves risk and uncertainties. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology. For example, statements regarding our expectations as to future financial performance, expense levels and liquidity sources are forward-looking statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a biopharmaceutical company focused on the discovery and development of novel small-molecule product candidates directed toward clinically validated targets in significant therapeutic markets. Our goal is to design product candidates that have improved efficacy, safety or convenience relative to existing therapies and other product candidates in clinical development. Our lead product candidate, PHX1149, is a dipeptidyl peptidase-4, or DPP-4, inhibitor that we are developing as an oral, once-daily treatment for Type 2 diabetes. We recently completed our 423 patient Phase 2b clinical trial of PHX1149, designed to measure the reduction in HbA1c when PHX1149 is administered in combination with existing drugs for the treatment of Type 2 diabetes, and we are currently analyzing the data from this trial. Pending positive results from our Phase 2b clinical trial, we expect to commence Phase 3 clinical trials of PHX1149 in the second half of 2008. Our second product candidate, PHX1766, is a protease inhibitor currently in preclinical development for the treatment of hepatitis C virus, or HCV, infection. We expect to commence Phase 1 clinical trials of PHX1766 in the second half of 2008. We discovered our product candidates using our “fast-follower” strategy for drug discovery, which is directed toward clinically validated therapeutic targets for which the pharmacological effect of a product candidate can be demonstrated in early-stage clinical trials. Using this approach, we advanced PHX1149 into human clinical trials 27 months after initiating our DPP-4 inhibitor discovery program.

To date, we have devoted substantially all of our resources to our drug discovery and development efforts, comprising research and development, protecting our intellectual property and the general and administrative support of these operations. Since our inception in July 2001, we have not generated revenues from continuing operations, and we have funded our operations principally through the private placement of preferred stock and debt. We generated revenues in prior periods through an Australian subsidiary in connection with a collaboration agreement between us and Genentech, Inc., or Genentech. Upon the termination of this agreement in the third quarter of 2006, we closed our Australian subsidiary and reclassified the results of operations of the business to discontinued operations.

In December 2007, we entered into an amendment to our existing $8.0 million loan and security agreement with Pinnacle Ventures, L.L.C., or Pinnacle, pursuant to which affiliates of Pinnacle have agreed to make additional loans to us in principal amount of up to $12.0 million on or before May 31, 2008. These loans will bear interest at a fixed rate equal to the prime rate in effect as of the date of each loan, plus two percent. Repayments on each loan will include an interest-only period of six months, followed by 30 equal monthly installments of principal and interest. In connection with the amendment to the loan and security agreement, we issued to Pinnacle a warrant to purchase 115,384 shares of our Series C preferred stock at an exercise price of $4.16 per share. The warrant will become exercisable for up to an additional 57,693 shares of Series C preferred stock at an exercise price of $4.16 per share if we borrow the $12.0 million available to us under the amendment.

In January 2008, we completed a private financing transaction pursuant to which we issued an aggregate of 4,410,923 shares of Series C preferred stock, at $4.16 per share, for aggregate gross proceeds of $18.3 million. We have recorded a charge of $3.1 million, or $.70 per share, to account for the beneficial conversion feature present at the date of the financing.

We have never been profitable, and, as of December 31, 2007, we had an accumulated deficit of approximately $104.2 million. We expect to incur significant and increasing operating losses for the foreseeable future as we advance our product candidates from discovery through preclinical studies and clinical trials to seek regulatory approval and eventual commercialization. We expect that research and development expenses will increase along with general and administrative costs, as we grow and operate as a public company. We will need to generate significant revenues to achieve profitability and we may never do so.

Financial Operations Overview

Revenue

We have not generated any revenues from continuing operations since our inception. We will seek to generate revenues from collaborative partners through a combination of research funding, up-front license fees, milestone payments and royalties, or revenue-sharing or profit-sharing.

Research and Development Expenses

Research and development expenses consist of: (i) license fees paid to third parties for use of their intellectual property; (ii) expenses incurred under agreements with contract research organizations and investigative sites, which conduct a substantial portion of our preclinical studies and all of our clinical trials; (iii) payments to contract manufacturing organizations, which produce our active pharmaceutical ingredients; (iv) payments to consultants; (v) employee-related expenses, which include salaries, benefits and stock-based compensation; and (vi) facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities and equipment, depreciation of leasehold improvements and equipment and laboratory and other supplies. All research and development expenses are expensed as incurred.

The table below sets forth our research and development expenses by project since 2004 as a percentage of total research and development expenses for the applicable period. We commence separately tracking the costs for a project when it merits a substantial increase in the level of resources devoted to it.

	Percentage of Research and Development by Project
	DPP-4	HCV	Other Research Programs(1)	Total
2005	72%	5%	23%	100%
2006	79	19	2	100
2007	71	24	5	100

(1)	The costs of early-stage projects are not tracked separately and are included under “Other Research Programs.”

We estimate that over the next 24 months, it will cost approximately $43.3 million to fund the ongoing extension phase of our Phase 2b clinical trial and the first of our Phase 3 clinical trials for PHX1149 under our DPP-4 inhibitor program. In addition, the development of PHX1149 will require significant additional resources that may not be available to us unless we are able to enter into collaborative arrangements pursuant to which our partner or partners fund all or part of the clinical trial costs. As a result, we expect that we will need to enter into one or more collaborative arrangements to successfully complete the development of PHX1149. Because the economic terms of any collaborative arrangement that we may enter into can vary significantly, we are unable to predict a meaningful range of additional funding needed at this time. We may not be able complete the development of PHX1149 in our expected time frame or at all if, among other things, our Phase 2b or Phase 3 trials are not successful, or we are unable to enter into a collaborative arrangement for the development of this product candidate. We do not expect to receive material revenues from the sale of PHX1149, if approved by the FDA, for the foreseeable future.

We estimate that over the next 24 months, it will cost approximately $14.7 million to complete additional preclinical studies and Phase 1 clinical trials of PHX1766 under our HCV protease inhibitor program, not including the cost of Phase 2 studies. Continued development of our HCV protease inhibitor program is highly dependent on the successful completion of additional preclinical studies and Phase 1 clinical trials. If any of these studies or trials are not successful, we may decide not to continue the development of PHX1766. In order to achieve regulatory approval for PHX1766, we will need to successfully complete preclinical studies and Phase 1, 2 and 3 trials as well as other studies which may be required by the FDA and similar foreign regulatory authorities. Given that continued development of PHX1766 is based on successful completion of numerous clinical trials and we have yet to begin any clinical trials, we are unable to estimate the aggregate cost to complete development or the completion date. Accordingly, we do not expect to receive material revenues from the sale of PHX1766, if approved by the FDA, for the foreseeable future.

Due to the numerous risks and uncertainties associated with the development of our product candidates, we are unable to estimate accurately the costs and time necessary to complete the development of and to obtain regulatory approval for PHX1149, PHX1766 or any of our other potential product candidates in discovery and development. Our estimate of the timing and costs to complete development will depend on many factors, including, but not limited to:

•	the number, scope and progress of our planned Phase 3 clinical trials for PHX1149, including expenses to support the trials;

•	the costs and timing of regulatory approvals;

•	our progress in advancing PHX1766 and other programs through preclinical development into clinical trials;

•	the costs and timing of preclinical and clinical manufacturing supply arrangements for our product candidates;

•

our ability to establish and maintain strategic collaborations, including licensing and other arrangements and the terms and timing of any collaborative, licensing or other arrangements that we may establish;

•	the success of our research and development efforts;

•	the emergence of competing or complementary technological developments; and

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for personnel in administration, finance and business development. Other significant expenses include legal expenses to pursue patent protection of our intellectual property, allocated facility costs and professional fees for general legal services. We expect general and administrative expense to increase as our business grows and we begin operating as a public company. These increases likely will include salaries and related expenses, legal and consultant fees, accounting fees, director fees, increased directors’ and officers’ insurance premiums, fees for investor relations services and enhanced business systems.

Interest Expense

Interest expense consists primarily of interest paid on our notes payable balances and the amortization of debt discount costs as a result of warrants to purchase our common and preferred stock issued in connection with the notes.

Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents and short-term investments.

Income Taxes

Due to our historical operating losses, we have not had to record a provision for income taxes. We had net operating loss carryforwards available to offset future federal and state taxable income of $97.6 million and $77.6 million, respectively, as of December 31, 2007, as well as federal and state research and development tax credit carryforwards of approximately $3.7 million and $1.4 million, respectively, available to offset future federal and state taxes. The net operating loss and credit carryforwards expire at various dates through 2021. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in a limitation on the amount of net operating loss carryforwards and research and development carryforwards that could be utilized annually to offset future taxable income and taxes payable. At December 31, 2007, we recorded a 100% valuation allowance against our net deferred tax assets of approximately $43.3 million, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net deferred tax assets, an adjustment to the valuation allowance will be made in the period in which we make such a determination.

Discontinued Operations

In the third quarter of 2006, we and Genentech, Inc. reached an agreement to terminate our collaboration agreement, which was entered into in July 2004. The collaboration related to our forward genetics technology, which we are no longer developing and which is unrelated to our product candidates and current strategy for drug discovery. In connection with the termination of this agreement, we closed our Australian subsidiary and reclassified the results of operations of the business to discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We generated revenues through our subsidiary during 2004, 2005 and 2006 under the collaboration agreement and through a government grant. Operations of the subsidiary ceased in August 2006, and we dissolved the entity in October 2007.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to nonclinical development costs, clinical development costs, and drug manufacturing costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Preclinical Study and Clinical Trial Accruals

We estimate preclinical study and clinical trial expenses based on the services received pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on our behalf. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual accordingly. The financial terms of these agreements vary from contract to contract and may result in uneven expenses and payment flows. Preclinical study and clinical trial expenses include:

•	fees paid to contract research organizations in connection with preclinical studies;

•	fees paid to contract research organizations and clinical research organizations in connection with clinical trials; and

•

fees paid to contract manufacturers and service providers in connection with the production and testing of active pharmaceutical ingredients and drug materials for preclinical studies and clinical trials.

Payments under some of these contracts depend on factors such as the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. To date, we have not experienced any events requiring us to make material adjustments to our accruals for service fees. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. Adjustments to our estimates are recorded as they become evident.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of our common stock and the exercise price of the stock option. For periods prior to December 31, 2005, we have complied with the disclosure-only provisions required by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation.

Under APB No. 25, stock-based compensation expense is recognized for employee stock options granted at exercise prices that, for financial reporting purposes, were determined to be below the fair value of the underlying common stock on the date of grant. No grants through December 31, 2005 were made at less than the fair value of the underlying common stock.

Effective January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, or SFAS No. 123R, which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123 and supersedes APB No. 25. We adopted SFAS No. 123R using the prospective transition method. Under this method, compensation cost is measured and recognized for all share-based payments granted, modified and settled subsequent to December 31, 2005. In accordance with the prospective transition method, our financial statements for 2005 and prior periods have not been restated to reflect and do not include the impact of SFAS No. 123R.

We selected the Black-Scholes valuation model as the most appropriate valuation method for stock option grants. We estimated the fair value of these stock option grants as of the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions for stock options granted during 2006 and 2007:

	Years Ended December 31,
	2006	2007
Risk-free interest rate	5.16%	4.43%
Dividend yield	.0%	.0%
Weighted-average expected life (in years)	6.08	6.08
Volatility	85.5%	52.74%
Estimated forfeitures	5.00%	4.36%

Calculating the fair value of stock-based compensation requires the input of subjective assumptions. As allowed by SAB No. 107, Share-Based Payment, we have elected to use the simplified method for estimating the expected term of our options. We estimated the expected volatility of our common stock during 2006 and 2007 based on an average of the historical volatilities of publicly traded industry peers. These industry peers consist of seven public companies in the biopharmaceutical industry that we selected based on the following attributes:

•	the entity has completed an initial public offering after January 1, 2006;

•	the entity has published data from a Phase 2a clinical trial for its lead product candidate but has not completed enrollment in a Phase 3 clinical trial; and

•

the entity has a proprietary lead product candidate that is not subject to a partnering or collaboration agreement and that is directed toward indications generally treated other than by specialists, such as diabetes, obesity and cardiovascular indications.

The change in expected volatility from December 31, 2006 to December 31, 2007 reflects changes in the composition of our peer group during this period as we advanced our clinical program and progressed toward an initial public offering. We will continue to analyze the historical stock price volatility and expected life assumptions as more historical data for our common stock become available. The risk-free interest rate assumption was based on U.S. Treasury instruments whose term was consistent with the expected life of our stock options. We have never paid, and do not anticipate paying, any cash dividends in the foreseeable future and therefore used an expected dividend yield of zero in our option pricing model. In addition, SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimated forfeitures based on historical experience. Prior to the adoption of SFAS No. 123R, we accounted for forfeitures as they occurred.

We amortize the fair value of each option on a straight-line basis over the requisite service period which is generally the vesting period.

In connection with the preparation of the financial statements necessary for the filing of this registration statement, we have reassessed the fair value of our common stock at option grant dates from January 2006 to the present. We prepared a contemporaneous market-based valuation of our common stock as of December 2007 in order to reassess retrospectively the estimated fair value of our common stock for financial reporting purposes. Our selection of the market-based approach is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, given our stage of development and near-term prospect of a liquidity event. Determining the fair value of our stock requires us to make complex and subjective judgments. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables. For these and other reasons, the reassessed fair values that we used to compute stock-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes. In addition, due to the retrospective nature of the analysis, any retrospective valuation includes substantial additional information that was not known or reasonably ascertainable at the time of the original valuation determinations, such as the probability of completing an initial public offering, a company’s actual performance, its ability to obtain required funding, the ability to mitigate potential risks and other factors.

Our reassessment considered the following significant events:

•	the release of data from our Phase 2a clinical trial of PHX1149 in January 2007;

•	our issuance of 6,610,577 shares of Series C preferred stock at $4.16 per share in February 2007;

•	the commencement of our Phase 2b clinical trial of PHX1149 in patients with Type 2 diabetes in April 2007;

•	our identification of PHX1766 as a development candidate for the treatment of HCV infection in June 2007;

•	the completion and report of long-term toxicology studies for PHX1149 in July 2007;

•	the convening of our end-of-Phase 2 meeting with the FDA to discuss the chemistry, manufacturing and control processes for PHX1149 in September 2007; and

•	our issuance of 6,610,577 shares of Series C preferred stock at $4.16 per share in September 2007.

We utilized estimates of the probability of an initial public offering, acquisition or continued operation as a private company in preparing our contemporaneous market-based valuation. The initial public offering scenario estimated our enterprise value based on discussions with investment bankers and through the evaluation of the seven biopharmaceutical companies that we selected, based on the attributes described above in our discussion of the estimated expected volatility of our common stock.

We evaluated our enterprise value in the acquisition scenario by examining purchase prices in recently-completed mergers or acquisitions of nine companies at a similar stage of development. We evaluated our enterprise value in the stay-private scenario through a discounted cash flow approach. Using this market-based approach, we obtained a per share price for our common stock of $4.86 as of December 2007, which was calculated using our fully diluted capitalization prior to this offering. Considering our market-based determination of our enterprise value noted above, we then reassessed retrospectively the fair value of our common stock during prior periods.

For periods prior to January 1, 2007, we believe the estimated fair value determinations originally made by our board of directors remain appropriate due to the following:

•	during this time period, we had progressed only a single program to the clinical stages of development;

•	we closed our Australian subsidiary in the third quarter of 2006, upon the termination of our collaboration agreement with Genentech;

•	as of the end of 2006, we did not have results from our Phase 2a clinical study for PHX1149;

•

also at the end of 2006, we had limited working capital, and, even with the availability of $4.5 million from our venture debt facility with Pinnacle, we had less than one quarter’s remaining operating funds available to us; and

•	our ability to raise additional equity at reasonable valuation hinged on the Phase 2a results for PHX1149, which did not occur until 2007.

Even though we did not grant any options during the first quarter of 2007, we did consider events occurring during that period that would impact the value of our common stock. During the first quarter we received the results of our Phase 2a trial for PHX1149 and completed a $27.5 million Series C stock financing. These two events were significant milestones in our history. Accordingly, we believe that the best indication of fair value of our common stock in the first quarter of 2007 is the price paid for the 6,610,577 shares of our Series C preferred stock sold in February 2007. We believe that the financing was completed at terms equivalent to an arm’s length transaction, as 33% of the proceeds were received from a new investor. To arrive at our reassessed value of our common stock, we first allocated, from the unit price of $4.16, $.22 for the value of the warrants issued in connection with the February 2007 Series C stock financing as determined by the Black-Scholes method. Second, we applied a 10% discount to the preferred per share amount of $3.94 to account for the rights privileges and preferences of the preferred stock. The Series C preferred stock included liquidation and dividend preferences, antidilution protection and voting preferences. We considered these provisions to be significant on the date of issuance. Accordingly, we believe the 10% discount is reasonable, resulting in a reassessed fair value of $3.55.

For options granted on April 17, 2007 to purchase a total of 711,900 shares, we utilized a reassessed fair value of $3.55 because the options were granted in close proximity to the completion of the February 2007 Series C stock financing. Additionally, the options were granted out of the increase to the options available for grant under our 2001 employee stock option plan approved concurrent with that financing.

For options granted on July 17, 2007 to purchase a total of 129,900 shares, we used the same methodology; however, we did not apply the 10% discount for the preferences, resulting in a reassessed fair value of $3.94. The incremental increase from April 17, 2007 is supported by the identification of PHX1766 as a development candidate in June 2007 and our further progression toward a potential liquidity event.

For options granted on September 18, 2007 and October 8, 2007 to purchase 1,103,250 and 437,000 shares, respectively, we believe the best indication of fair value is the completion of the September 2007 Series C stock financing, pursuant to which we sold an additional 6,610,577 shares of Series C preferred stock, at $4.16 per share for gross proceeds of $27.5 million.

The following is a summary of the results of our common stock reassessment for financial reporting purposes at each quarter-end in the reassessment period. The summary includes the reassessed value based on our retrospective reassessment and the number of equity instruments issued on the following dates:

	April 17, 2007	July 17, 2007	September 18, 2007	October 8, 2007
Exercise price	$.43	$.43	$.66	$.66
Reassessed fair value per share of common stock	$3.55	$3.94	$4.16	$4.16
Intrinsic value	$3.12	$3.51	$3.50	$3.50
Options granted	711,900	129,900	1,103,250	437,000

There were no adjustments made to the terms of existing grants that were a direct result of our reassessment process.

As a result of our Black-Scholes option fair value calculations and the allocation of value to the vesting periods using the straight-line vesting attribution method, we recognized employee-stock based compensation in the statements of operations as follows (in thousands):

	Year Ended December 31,
	2006	2007
General and administrative expenses	$12,000	$890,000
Research and development expenses	7,000	335,000

The total compensation cost related to unvested stock option grants not yet recognized as of December 31, 2007 was $7.5 million, and the weighted-average period over which these grants are expected to vest is 3.50 years.

Based on an assumed initial public offering price of $            per share, the intrinsic value of stock options outstanding at December 31, 2007 was $            million, of which $            million and $            million related to stock options that were vested and unvested, respectively, at that date.

We record equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with SFAS No. 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and we periodically revalue them as the equity instruments vest. As of December 31, 2007, we had outstanding equity instruments subject to vesting representing 14,063 shares of common stock issued to non-employees.

The 2008 stock option and incentive plan and 2008 employee stock purchase plan that are expected to be approved by our board of directors and stockholders prior to the completion of this offering would be considered compensatory plans and compensation expense would be recorded in accordance with the provisions of SFAS No. 123R. Compensation expense will depend on the level of enrollment in the 2008 employee stock purchase plan and assumptions used in the determination of the fair market value of the stock at date of grant.

Results of Operations

We expect to incur increasing research and development expenses in future periods as we conduct more research and perform preclinical studies and clinical trials for our product candidate pipeline. Our strategy includes entering into collaborations with third parties to participate in the development and commercialization of some of our product candidates. As a result, we cannot predict our future research and development expenses with any degree of certainty.

Comparison of the Years Ended December 31, 2006 and 2007

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2006	2007
	(in thousands, except percentages)
Research and development expenses	$22,800	$31,329	$8,529	37%
General and administrative expenses	6,129	6,126	(3)	—
Interest income	655	1,221	566	86
Interest expense	(372)	(709)	(337)	(91)
Other expense, net	(47)	(31)	16	34
Income from discontinued operations, net	915	95	(820)	(90)

Research and development expenses. The increase in research and development expenses was primarily the result of increased costs associated with the development of PHX1149, including increases of $6.5 million in clinical costs resulting from the commencement of the Phase 2b trial and $4.1 million in drug manufacturing costs, plus non-clinical study costs of $1.4 million associated with PHX1766. These increases were partially offset by a decrease in expenses during the year ended December 31, 2007 attributable to our payment during 2006 of $5.0 million in license fees.

General and administrative expenses. In September 2005, ActivX Biosciences, Inc., or ActivX, filed a complaint in the Superior Court of California in the County of San Diego alleging, among other things, that we and some of our employees who were previously employed with ActivX misappropriated trade secrets of ActivX relating to DPP-4 inhibitor technology. The decrease in general and administrative expenses for the year ended December 31, 2007 relative to the year ended December 31, 2006 was due primarily to a $1.1 million decrease in costs incurred during 2007 for legal expenses and settlement fees associated with our litigation with ActivX. This decrease was offset by increases in gross wages and non-cash stock-based compensation charges during the year ended December 31, 2007 relative to the year ended December 31, 2006 of $.2 million and $.9 million, respectively.

Interest income. The increase in interest income was attributable to higher average cash balances during 2007 as a result of our Series C preferred stock financings in February and September 2007.

Interest expense. The increase in interest expense was attributable to higher average debt balances during 2007 as a result of our entering into the loan and security agreement with Pinnacle in November 2006 and borrowing $8.0 million in principal under this agreement from November 2006 through December 31, 2007.

Income from discontinued operations. Income from discontinued operations is comprised of the results of operations of our wholly owned Australian subsidiary, which was closed upon the termination of a collaboration agreement with Genentech in the third quarter of 2006. Income was derived in 2006 upon the recognition of deferred revenue balances associated with upfront payments less costs incurred to close the facility. Income was derived in 2007 upon the reversal of accruals no longer deemed necessary.

Comparison of the Years Ended December 31, 2005 and 2006

	Years Ended December 31,		Increase (Decrease)	% Increase (Decrease)
	2005	2006
	(in thousands, except percentages)
Research and development expenses	$11,075	$22,800	$11,725	106%
General and administrative expenses	3,871	6,129	2,258	58
Interest income	457	655	198	43
Interest expense	(456)	(372)	84	18
Other expense, net	(26)	(47)	(21)	(81)
Income from discontinued operations, net	304	915	611	201

Research and development expenses. The increase in research and development expenses was primarily the result of increased costs associated with the development of PHX1149, including increases of $5.0 million in license and milestone fees, $3.9 million in clinical costs and $2.3 million in drug manufacturing costs.

General and administrative expenses. The increase in general and administrative expenses was due primarily to $1.7 million in costs incurred during 2006 for legal expenses and settlement fees associated with our litigation with ActivX.

Interest income. The increase in interest income was attributable to higher average cash balances during 2006 as a result of our Series B preferred stock financing in March 2006.

Interest expense. The increase in interest expense was attributable to lower average debt balances during 2006 as a result of the maturity of several notes payable.

Income from discontinued operations. Income from discontinued operations increased in 2006 as a result of the recognition of deferred revenue balances upon the termination of our collaboration with Genentech.

Liquidity and Capital Resources

We have incurred losses since our inception in July 2001 and, as of December 31, 2007, we have a deficit accumulated of $104.2 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our development and general and administrative expenses will continue to increase and, as a result, we will need to generate significant revenues from product sales or through a combination of research funding, up-front license fees, milestone payments and royalties, revenue-sharing or profit-sharing from collaborations.

Since our inception in July 2001 through December 31, 2007, we have funded our operations principally through the private placement of equity securities, which has provided aggregate gross proceeds of approximately $121.9 million. In addition, we raised gross proceeds of approximately $18.3 million from the sale of 4,410,923 shares of Series C preferred stock in January 2008. We also have generated funds from debt financings. In 2006 we entered into a loan agreement and, as of December 31, 2007, we had borrowed $8.0 million for use as working capital. As of December 31, 2007, we had cash and cash equivalents of approximately $31.7 million. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation. Currently, our funds are invested in short-term obligations of United States government agencies and money market funds.

	Years Ended December 31,
	2005	2006	2007
	(in thousands)
Cash Flows from Continuing Operations:
Net cash (used in) operating activities	$(13,167)	$(26,619)	$(33,085)
Net cash provided by (used in) investing activities	(278)	(173)	(378)
Net cash provided by financing activities	17,355	19,265	58,752

Net increase (decrease) in cash and cash equivalents from continuing operations	$3,910	$(7,527)	25,289

During 2005, 2006 and 2007, our operating activities used cash of $13.2 million, $26.6 million and $33.1 million, respectively. The use of cash in all periods primarily resulted from our net losses and changes in our working capital accounts. The increase in cash used in operations in all periods was due primarily to an increase in research and development activities as noted above.

During 2005, 2006 and 2007, our investing activities used cash of $.3 million, $.2 million and $.4 million, respectively. The net cash used in 2005, 2006 and 2007 was attributable to purchases of property and equipment.

During 2005, 2006, and 2007, our financing activities provided net cash of $17.4 million, $19.3 million and $58.8 million, respectively. The net cash provided by financing activities in 2005 was primarily a result of the sale and issuance of 5,715,826 shares of Series B preferred stock in April 2005 for net proceeds of $19.8 million, partially offset by the repayment of notes payable in the amount of $2.4 million. The cash provided by financing activities in 2006 was primarily a result of the sale and issuance of 5,715,826 shares of Series B preferred stock in March 2006 for net proceeds of $20.0 million, and $3.5 million in proceeds from the issuance of notes payable, which were partially offset by the payment and repayment of notes payable of $4.2 million. The net cash provided by financing operations in 2007 was primarily the result of the sale and issuance of a total of 13,221,154 shares of Series C preferred stock at $4.16 per share in February 2007 and September 2007 for aggregate net proceeds of $54.8 million and $4.5 million in proceeds from borrowings under our loan and security agreement with Pinnacle, which was partially offset by the repayment of notes payable in the amount of $.8 million. In connection with the first Series C financing in February 2007, we issued to the participants in the financing warrants to purchase an aggregate of 661,058 shares of Series C preferred stock at an exercise price of $4.16 per share.

In December 2007, we entered into an amendment to our existing $8.0 million loan and security agreement with Pinnacle, pursuant to which affiliates of Pinnacle have agreed to make additional loans to us in an aggregate principal amount of up to $12.0 million on or before May 31, 2008. Borrowings under this amendment will bear interest at a fixed rate equal to the prime rate in effect as of the date of each loan, plus two percent. Repayments on each loan will include an interest-only period of six months, followed by 30 equal monthly installments of principal and interest. In connection with the amendment to the loan and security agreement, we issued to Pinnacle a warrant to purchase 115,384 shares of our Series C preferred stock at an exercise price of $4.16 per share. The warrant will become exercisable for up to an additional 57,693 shares of Series C preferred stock at an exercise price of $4.16 per share if we borrow the $12.0 million available to us under the amendment. To date, there have been no borrowings under this amendment, although we expect to borrow the $12.0 million available to us under the amendment before May 31, 2008.

In January 2008, we completed a private financing transaction, pursuant to which we issued an aggregate of 4,410,923 shares of Series C preferred stock, at $4.16 per share, for aggregate gross proceeds of $18.3 million. We have recorded a charge of $3.1 million, or $.70 per share, to account for the beneficial conversion feature present at the date of the financing.

Operating Capital Requirements. We anticipate we will continue to incur net losses for the next several years as we incur expenses to start our Phase 3 clinical trials for PHX1149, complete preclinical studies and clinical development of PHX1766, build commercial capabilities and expand our corporate infrastructure. We may not be able complete the development of these programs if, among other things, our preclinical research and clinical trials are not successful and the FDA does not approve these product candidates when we expect, or at all.

Based on our current operating plan, we believe our existing capital resources, including the $12.0 million in additional loans that we may borrow under the December 2007 amendment to our loan and security agreement with Pinnacle, the $18.3 million of proceeds from our issuance and sale of 4,410,923 shares of Series C preferred stock in January 2008 and the interest from our investments, will be sufficient to meet our currently anticipated cash requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.”

We do not believe the net proceeds from this offering will be sufficient to fund our operations through the successful development and commercialization of any of our product candidates. As a result, we will need to raise additional capital following this offering to fund our operations and continue to conduct clinical trials to support potential regulatory approval of PHX1149 and our other product candidates. To raise additional capital, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amounts of our working capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the progress of our clinical trials of PHX1149, including expenses to support the trials;

•	the costs and timing of regulatory approvals;

•	our progress in advancing PHX1766 through preclinical development into clinical trials;

•	the costs and timing of clinical and commercial manufacturing supply arrangements for our product candidates;

•	the costs of establishing sales or distribution capabilities;

•	the success of the commercialization of our products;

•	our ability to establish and maintain strategic collaborations, including licensing and other arrangements; and

•	the costs involved in enforcing or defending patent claims or other intellectual property rights.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Debt(1)	$8,170	$3,638	$4,532	$—	$—
Operating lease obligations(2)	2,641	799	1,842	—	—
Contract research commitments	422	197	225	—	—

Total(3)	$11,233	$4,634	$6,599	$—	$—

(1)	In November 2006, we entered into a loan and security agreement with Pinnacle to borrow up to $8.0 million. In connection with the loan and security agreement, we granted Pinnacle a first priority security interest in all of our assets, except our intellectual property. Borrowings under the loan and security agreement have an interest only period of six months followed by thirty equal payments of principal and interest. As of December 31, 2007, we had an outstanding principal balance of approximately $7.3 million bearing interest at 10.25% under the loan and security agreement. Through December 31, 2007, we had made payments totaling approximately $1.3 million on the notes. Our last payment on these notes will be made in June 2010. The amounts in the table above include interest and principal repayments on these notes. In December 2007, we entered into an amendment to our loan and security agreement with Pinnacle, pursuant to which affiliates of Pinnacle have agreed to make additional loans to us in aggregate principal amount of up to $12.0 million on or before May 31, 2008. To date, there have been no borrowings pursuant to this amendment. The amounts in the table above do not include any potential interest and principal repayments to Pinnacle for additional amounts we expect to borrow under the December 2007 amendment.
(2)	Includes the minimum rental payments for our primary laboratory and office facility in San Diego, California expiring in January 2011. Also includes the minimum rental payments for an additional office facility pursuant to lease and sublease agreements entered into in January 2008, which will expire in January 2011. The rent for all of our facilities is subject to a 3.5% average annual increase for the duration of the applicable lease and sublease agreements.
(3)	Excludes up to $7.5 million in milestone payments due upon our initiation of Phase 3 clinical trials for PHX1149 and our potential entry into a collaboration, strategic partnership or license transaction. Also excludes up to $8.5 million in potential additional payments due upon the achievement of regulatory and commercial milestones, the earliest of which would be payable upon the filing of an NDA.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, (FIN 48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. FIN 48 is effective for eligible nonpublic enterprises for fiscal years beginning after December 15, 2007. We will adopt FIN 48 as of January 1, 2008. We do not expect that the adoption of FIN 48 will have a material impact on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. Our adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, rather than at historical value with any amortization adjustments. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Our adoption of SFAS No. 159 is not expected to have a material impact on our consolidated financial statements.

In June 2007, the EITF of the FASB reached a consensus on EITF Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. Under EITF 07-03, nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or services are performed. If we change our expectations such that we do not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF No. 07-03 is effective for new contracts entered into beginning January 1, 2008. We have not yet determined the impact that EITF No. 07-03 will have on our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We are exposed to market risk related to changes in interest rates, but we have taken steps intended to mitigate this risk by holding investments in less volatile securities. As of December 31, 2007, we had cash and cash equivalents of $31.7 million. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in short-term marketable securities. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our portfolio. Accordingly, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio.

Borrowings under our loan and security agreement with Pinnacle, as amended in December 2007, bear interest at a fixed rate equal to the prime rate in effect as of the date of each loan, plus two percent. As of December 31, 2007, we had an outstanding balance of $7.3 million under our loan and security agreement with Pinnacle. All currently outstanding amounts bear interest at a fixed rate of 10.25%. Because the rate of interest for borrowings under the loan and security agreement is fixed at the time of each loan, an increase in the prime rate would not result in any change to our interest obligations with respect to amounts currently outstanding, although it could make future borrowings more costly.

Foreign Currency Exchange Rate Risk

We are exposed to a number of risks relating to fluctuations in foreign currencies. We make payments in the ordinary course of business in non-U.S. dollar denominated amounts, including payments to clinical research sites. Fluctuations in the exchange ratio of the U.S. dollar and these foreign currencies will have the effect of increasing or decreasing our expenses even if there is a constant amount of expense in such foreign currencies. For example, if the U.S. dollar strengthens against a foreign currency, then our expenses will decrease given a constant payment amount in such foreign currency.

We do not currently hedge our foreign currency exchange rate risk. Because we have closed our wholly-owned Australian subsidiary and because most of our obligations to foreign contract research organizations are denominated in U.S. dollars, we do not believe that a change in the value of the U.S. dollar against foreign currencies would have a material impact on our operating results or financial condition.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery and development of novel small-molecule product candidates directed toward clinically validated targets in significant therapeutic markets. Our goal is to design product candidates that have improved efficacy, safety or convenience relative to existing therapies and other product candidates in clinical development. Our lead product candidate, PHX1149, is a dipeptidyl peptidase-4, or DPP-4, inhibitor that we are developing as an oral, once-daily treatment for Type 2 diabetes. We completed a four-week Phase 2a clinical trial for PHX1149, which demonstrated a statistically significant reduction in postprandial, or post-meal, blood glucose levels. In 12-week clinical trials of other DPP-4 inhibitors, postprandial glucose levels have been shown to be correlated with reductions in hemoglobin A1c, or HbA1c, a measure of blood glucose control. The FDA typically approves diabetes medications based primarily on safety and on effectiveness in lowering HbA1c levels. We recently completed our 423 patient, 12-week Phase 2b clinical trial of PHX1149, designed to measure the change in HbA1c when PHX1149 is administered in combination with existing drugs for the treatment of Type 2 diabetes, and we are currently analyzing the data from this trial. Pending positive results from our Phase 2b clinical trial, we expect to commence Phase 3 clinical trials of PHX1149 in the second half of 2008. Our second product candidate, PHX1766, is a protease inhibitor currently in preclinical development for the treatment of hepatitis C virus, or HCV, infection. We expect to commence Phase 1 clinical trials of PHX1766 in the second half of 2008. We discovered our product candidates using our “fast-follower” strategy for drug discovery, which is directed toward clinically validated therapeutic targets for which the pharmacological effect of a product candidate can be demonstrated in early-stage clinical trials. Using this strategy, we are identifying additional product candidates that we expect to advance into clinical development. We currently retain worldwide rights to both of our product candidates.

We are developing PHX1149 for the treatment of Type 2 diabetes, a chronic disease associated with abnormally high levels of glucose in the blood. Type 2 diabetes affects more than 160 million people worldwide, including approximately 18 million people in the United States. According to the American Diabetes Association, direct and indirect expenditures related to diabetes comprise 11% of all U.S. healthcare expenditures. In 2006, worldwide sales of diabetes medications totaled approximately $21 billion, with approximately $12 billion spent on oral anti-diabetic medications, or OADs. Despite existing therapies and increasing awareness of the need for careful glucose control, according to the National Health and Nutrition Examination Surveys, nearly two-thirds of patients diagnosed with Type 2 diabetes do not achieve and maintain proper control of blood glucose, as measured by HbA1c. Furthermore, many existing therapies result in common side effects, including an increased risk of hypoglycemia, or abnormally low blood glucose levels, weight gain and gastrointestinal problems, as well as less common adverse events such as heart attacks and congestive heart failure. As a result, we believe there is a need for improved therapies for Type 2 diabetes.

DPP-4 inhibitors represent a new class of OADs that improve the control of blood glucose and have a favorable tolerability profile. Sitagliptin, marketed by Merck & Co., Inc. as Januvia and Janumet, is the first DPP-4 inhibitor approved by the U.S. Food and Drug Administration, or the FDA, and the European Agency for the Evaluation of Medicinal Products, or EMEA, for the treatment of Type 2 diabetes. From its commercial launch in October 2006 through December 2007, sitagliptin has generated nearly $800 million in worldwide sales. Although sitagliptin represents a significant advancement in the treatment of Type 2 diabetes, its product label reports various common side effects, including upper respiratory tract infections, nasal congestion and headache, as well as rare adverse events such as serious allergic and hypersensitivity reactions.

Sitagliptin and other DPP-4 inhibitors under development have exhibited similar efficacy profiles as measured by reductions in HbA1c. As a result, we believe DPP-4 inhibitors will be differentiated in the market primarily based on their tolerability and convenience. Based on the results of our preclinical studies and clinical trials, we believe PHX1149 has the potential to compete with sitagliptin and other DPP-4 inhibitors in development for the treatment of Type 2 diabetes. In our Phase 2a clinical trial, the overall safety profile of PHX1149 was not significantly different from placebo. We have designed our ongoing and future clinical trials of PHX1149 to determine the level of HbA1c reduction in patients treated with an oral, once-daily administration of PHX1149 in monotherapy or in combination with other Type 2 diabetes therapies, and to further define the safety and tolerability of PHX1149.

Our second product candidate, PHX1766, is an orally available NS3/4A protease inhibitor, which we are developing for the treatment of HCV infection. HCV is the most common chronic blood-borne viral infection in the United States and a leading cause of liver failure, liver transplants and liver cancer. The Centers for Disease Control and Prevention, or the CDC, estimate that approximately 3.2 million people in the United States are chronically infected with HCV. The current standard of care for the treatment of HCV infection is a combination therapy of injected pegylated interferon and orally-administered ribavirin. However, this combination therapy has been associated with side effects, including neuropsychiatric and autoimmune disorders, anemia that may lead to heart attacks and an increased risk of birth defects or death of an unborn child. The side effect profile of the standard of care, together with its long duration of therapy and the requirement that interferon be administered by injection, may reduce patients’ motivation to initiate or continue HCV therapy under the standard of care. Furthermore, among patients infected with HCV genotype 1, the most prevalent form of HCV in the United States, only 42% to 46% achieve a sustained viral response, or SVR, which is defined as the absence of a detectable amount of HCV in the blood six months after completion of therapy.

Unlike interferons, which work by stimulating the immune system’s response to viral infection, HCV protease inhibitors directly target the virus by inhibiting NS3/4A protease, an enzyme that is necessary for viral replication. When tested in Phase 2 clinical trials, HCV protease inhibitors have reduced the levels of virus in the blood and, when added to the standard of care, provided greater SVR rates and a shorter duration of therapy compared to the standard of care alone. Based on our preclinical data, we believe PHX1766 may offer advantages over other HCV protease inhibitors in development, including an improved dosing regimen, higher potency and greater selectivity. We expect to commence clinical trials of PHX1766 in the second half of 2008.

We have an active discovery program focused on enzyme targets, specifically proteases, kinases and polymerases, which play a role in human diseases. Our strategy focuses on identifying new chemical entities directed toward clinically validated targets and for which a pharmacological effect can be demonstrated in early-stage clinical trials. We believe that by pursuing this strategy, we can reduce the risk associated with novel targets and the time required to advance a product candidate into clinical trials. Using this approach, we advanced PHX1149 into human clinical trials 27 months after initiating our DPP-4 inhibitor discovery program.

PHX1149 for the Treatment of Type 2 Diabetes

Type 2 Diabetes Overview

Type 2 diabetes is a complicated metabolic disorder that involves multiple components, including loss of sensitivity to the effects of insulin, a decrease in the body’s ability to produce insulin and overproduction of glucose by the liver. Normally, insulin regulates blood glucose levels by stimulating uptake and utilization of blood glucose in muscle and fat. Obesity, physical inactivity, positive family history of diabetes and aging are associated with an increased risk of developing Type 2 diabetes. The disease begins with insulin resistance, where the cells do not respond to insulin properly, causing blood glucose levels to increase. Over time, uncontrolled blood glucose levels persist and worsen due to the creation of a cycle in which higher blood glucose levels put more demand on the pancreas to produce insulin, which eventually causes beta cells, the insulin-producing cells in the pancreas, to lose their ability to produce enough insulin to control blood sugar. Uncontrolled diabetes results in abnormally high blood sugar levels, a condition known as hyperglycemia. Long-term hyperglycemia causes damage to large and small blood vessels, leading to a significantly increased risk of cardiovascular events, impaired kidney function, blindness, and nerve damage with pain in the extremities and poor circulation, which may necessitate amputation.

According to the World Health Organization, Type 2 diabetes accounted for approximately 90% of all diagnosed cases of diabetes in the world as of September 2006. The World Health Organization has also estimated that more than 180 million people worldwide are afflicted with diabetes, and this figure is projected to more than double by 2030. According to the American Diabetes Association, there were approximately

24.1 million diabetics in the United States in 2007, comprising approximately 8% of the total U.S. population, and only 17.5 million of these individuals had been diagnosed. The American Diabetes Association also reports that in 2007, diabetes cost the American economy approximately $174 billion in medical expenditures and lost productivity, with $116 billion in direct medical expenditures attributable to diabetes.

Limitations of Current Therapies for Type 2 Diabetes

Treatment of Type 2 diabetes is a complex, multi-step behavioral and medical approach to manage a patient’s blood glucose levels. The difficulty of managing Type 2 diabetes increases over time due to the progressive nature of the disease. Physicians generally prescribe modified diet and increased exercise when a patient is first diagnosed with Type 2 diabetes. However, lifestyle modifications often fail to achieve or maintain the target HbA1c goal of less than 7%, as recommended by the American Diabetes Association, and most patients will require drug therapy.

Most Type 2 diabetes patients initiate drug therapy with metformin, which works by lowering glucose production by the liver. Metformin is recommended as the initial drug therapy for Type 2 diabetes because of its efficacy, relatively low risk of side effects and low cost. However, many patients who begin treatment with metformin alone fail to maintain acceptable levels of blood glucose. According to an article published in the New England Journal of Medicine, 21% of patients fail metformin monotherapy at five years after treatment initiation, with failure defined as fasting plasma glucose of more than 180 mg per deciliter. In addition, an uncommon, but potentially fatal, side effect of treatment with metformin is lactic acidosis, which is caused by a buildup of lactic acid in the blood.

Due to the heterogeneous nature of the Type 2 diabetes patient population, current treatment guidelines suggest a variety of options for add-on medical treatment beyond lifestyle modification and metformin. Most commonly, physicians prescribe one of two classes of OADs, sulfonylureas and thiazolidinediones, or TZDs, both of which present significant risk of adverse side effects. Sulfonylureas, which have been available since the 1950s, work by stimulating beta cells in the pancreas to produce insulin. Relative to other OADs, advantages of sulfonylureas include their low cost and ability to achieve a rapid lowering of blood sugar. However, sulfonylureas may cause side effects, including weight gain and hypoglycemia. In addition, sulfonylureas do not slow the loss of beta cell function and may actually accelerate the death of beta cells. TZDs include pioglitazone, marketed by Eli Lilly & Company and Takeda Pharmaceutical Company Limited as Actos, and rosiglitazone, marketed by GlaxoSmithKline PLC as Avandia. This class of drugs works by increasing glucose uptake by skeletal muscle. TZDs appear to preserve the function of beta cells in the pancreas, thereby slowing the progression of Type 2 diabetes. However, TZDs are also associated with an increased risk of certain side effects, such as edema, or fluid retention, which leads to significant weight gain, and congestive heart failure and other cardiovascular events which may be life-threatening, such as heart attacks.

For patients with significantly higher levels of blood glucose, such as those with HbA1c greater than 8.5%, some physicians may recommend injected insulin therapy in addition to lifestyle modification and OADs. Potential side effects of injected insulin include weight gain and a significant risk of hypoglycemia. In addition, frequent injections reduce patient acceptance of, and compliance with, this therapeutic approach.

Exenatide, marketed by Eli Lilly & Company and Amylin Pharmaceuticals, Inc. as Byetta, is the first in a new class of Type 2 diabetes drugs known as glucagon-like peptide-1, or GLP-1, analogs. GLP-1 is an incretin, a naturally occurring hormone produced in the digestive system. In the presence of elevated glucose levels, such as after a meal, GLP-1 slows the emptying of the stomach, causes the brain to produce satiety signals and increases insulin secretion by improving the response of pancreatic beta cells to glucose stimulus, which reduces blood glucose by stimulating glucose uptake in tissues. In addition, GLP-1 causes the pancreas to produce less glucagon, which in turn causes the liver to produce less glucose. However, naturally occurring GLP-1 lasts only a few minutes in the body before it is naturally broken down by the enzyme DPP-4. Exenatide is a synthetic protein that works by the same mechanism as GLP-1 but lasts longer in the body. Exenatide may preserve beta cell function and also promotes weight loss, an important benefit in Type 2 diabetes patients, many of whom are overweight. However, patients who are on exenatide must administer the drug as a twice-daily injection and also experience a high rate of nausea, contributing to the discontinuation of treatment by approximately 29% of patients.

Many Type 2 diabetes patients are treated with multiple drugs in an effort to lower blood glucose levels and thereby reduce the risk of complications from the disease. The choice of what drug or drugs a particular patient uses to treat Type 2 diabetes involves many factors, including efficacy, severity of disease, patient compliance and the presence and type of co-existing conditions in the patient. Despite the side effect profiles and other limitations of traditionally prescribed OADs, insulin and incretins, worldwide sales of diabetes therapies totaled approximately $21 billion in 2006.

DPP-4 Inhibitors: A New Class of Oral Anti-Diabetic Treatments

DPP-4 inhibitors represent the most recently approved class of agents for the treatment of Type 2 diabetes. DPP-4 inhibitors prevent the enzyme DPP-4 from breaking down GLP-1, thereby increasing the levels of this hormone in the digestive tract and the blood. The increased levels of intact GLP-1 stimulate insulin production by the pancreatic beta cells and reduce glucagon production by the pancreas, both of which result in reduced blood glucose levels. In clinical trials to date, DPP-4 inhibitors have been well tolerated and have provided clinically meaningful reductions in HbA1c when used as the sole medical treatment, as well as important incremental decreases in HbA1c when used in combination with other anti-diabetic medications. DPP-4 inhibitors also offer several advantages over other types of diabetes therapies, including:

•	Absence of weight gain and edema. Unlike insulin, TZDs and sulfonylureas, DPP-4 inhibitors have not been associated with weight gain or edema.

•

Low risk of hypoglycemia. GLP-1 is most active when blood glucose levels are elevated and loses its activity when blood glucose is in the normal range. Unlike insulin and sulfonylureas, DPP-4 inhibitors have no effect once glucose levels reach a normal range. As a result, patients treated with DPP-4 inhibitors do not face an increased risk of hypoglycemia, which can be life-threatening in diabetics, compared to patients treated with insulin and sulfonylureas.

•

Potential for improved beta cell function. The beneficial effects of DPP-4 inhibitors on beta cells are believed to be due to their ability to enhance beta cell regeneration and inhibit beta cell apoptosis, or cell death, as shown in published preclinical studies. As a result, DPP-4 inhibitors may maintain, or even improve, beta cell function, resulting in greater insulin production and addressing one of the underlying causes of Type 2 diabetes and its progression.

In clinical trials, DPP-4 inhibitors, administered as monotherapy or in combination with other OADs, generally have been well tolerated and significantly reduced HbA1c levels. DPP-4 inhibitors have a mechanism of action similar to GLP-1 analogs, but with the advantage of oral administration, while GLP-1 analogs must be administered by injection. In addition, DPP-4 inhibitors do not appear to cause nausea, which has been observed in patients treated with exenatide. Because of their novel mechanism of action relative to other OADs, their ability to be administered orally and their safety profile, DPP-4 inhibitors represent an attractive therapy for use either in combination with other OADs or as a standalone therapy.

Sitagliptin, approved by the FDA in October 2006 and by the EMEA in March 2007, is the first DPP-4 inhibitor to be commercialized for the treatment of Type 2 diabetes. The commercial launch of sitagliptin has been one of the most successful among OADs, with worldwide sales of nearly $800 million from its October 2006 launch through December 2007. The commercial success of sitagliptin demonstrates the demand for new OADs and the importance of DPP-4 inhibitors as a new class of treatments for Type 2 diabetes. The use of sitagliptin, both in combination with other therapies and as a standalone treatment, has expanded as physician awareness of the advantages of DPP-4 inhibitors and safety concerns surrounding TZDs have increased.

While sitagliptin represents a significant improvement in the treatment of Type 2 diabetes, it has been associated with several complications. In particular, sitagliptin’s product label indicates that patients treated with the drug have experienced various common side effects, including upper respiratory tract infections, nasal congestion and headache, as well as rare adverse events such as serious allergic and hypersensitivity reactions; anaphylaxis, a severe, whole-body allergic reaction; angioedema, or swelling under the skin, and Stevens-Johnson Syndrome, a severe skin reaction involving blistering of the skin.

In February 2007, Novartis AG, or Novartis, received an “approvable” letter from the FDA for its DPP-4 inhibitor, vildagliptin, which means that the FDA is prepared to approve vildagliptin for marketing in the United States if certain conditions are met. However, we believe these conditions, which may include a large new clinical trial, make it unlikely that Novartis will seek approval for vildagliptin in the United States before 2010, or at all. In February 2008, the EMEA approved vildagliptin for commercial sale in Europe, but the product label recommends that liver monitoring should be conducted at the start of treatment, every three months for the first year and periodically thereafter due to observations of elevated levels of certain liver enzymes, which indicate adverse effects on the liver in patients treated with the once-daily higher dose. In January 2008, Takeda Pharmaceutical Company Limited announced the filing of a new drug application, or NDA, with the FDA for alogliptin, which, if approved by the FDA, will likely be the second DPP-4 inhibitor introduced into the U.S. market for Type 2 diabetes treatments.

PHX1149: Our DPP-4 Inhibitor

Our lead product candidate, PHX1149, is an oral, once-daily DPP-4 inhibitor for the treatment of Type 2 diabetes. We completed our 174 patient 28-day Phase 2a clinical trial of PHX1149 in patients with Type 2 diabetes, which demonstrated that PHX1149 was well tolerated and met its primary endpoint of reduction in postprandial glucose levels in the intent-to-treat population. We recently completed our 423 patient, 12-week Phase 2b clinical trial of PHX1149, and we are currently analyzing the data from the trial. Pending positive results from this trial, we expect to commence Phase 3 clinical trials of PHX1149 in the second half of 2008.

Our Phase 2a and preclinical data suggest that PHX1149 has the potential to compete favorably with sitagliptin and other DPP-4 inhibitors in development due to the following characteristics:

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Efficacy. In our 28-day Phase 2a clinical trial, patients treated with PHX1149 experienced increased levels of GLP-1 and statistically significant reductions in postprandial glucose levels, similar to other DPP-4 inhibitors. Based on these results, we expect PHX1149 will demonstrate significant reductions in HbA1c in our 12-week Phase 2b clinical trial.

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Tolerability. Published preclinical studies have demonstrated that compounds that inhibit other DPP family members, in particular those that inhibit both DPP-8 and DPP-9, have significantly greater toxicity than inhibitors that are selective for DPP-4. In our preclinical studies, PHX1149 demonstrated low cross-reactivity with other cellular targets closely related to DPP-4. We believe this characteristic reduces the potential for off-target effects from PHX1149 relative to less selective DPP-4 inhibitors. PHX1149 was well tolerated in our Phase 2a clinical trial. Overall adverse events in patients treated with PHX1149 in the Phase 2a trial did not differ significantly from placebo.

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Convenience. In our Phase 2a clinical trial, we observed that mean percent inhibition of the DPP-4 enzyme at 24 hours after administration in patients treated with PHX1149 was 53%, 73% and 78% in the 100 mg, 200 mg and 400 mg dose levels, respectively, and maximal DPP-4 inhibition exceeded 80% for all dose levels. Based on these results, we believe PHX1149 will be suitable for oral, once-daily administration with no time-of-day restrictions. From our study of food interaction in our Phase 1 clinical trials, we also expect that PHX1149 can be administered without regard to the timing of meals.

We also believe PHX1149 may have an improved safety profile relative to other DPP-4 inhibitors due to the following combination of characteristics:

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Stable concentration profile over time. In our Phase 2a clinical trial, the concentration of PHX1149 in the blood stayed within a five-fold range over a 24-hour period. The stable drug levels of PHX1149 in the blood over time may enable PHX1149 to avoid potential safety concerns relative to other DPP-4 inhibitors in development that have a more pronounced peak of concentration shortly after administration.

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Limited distribution within the body. DPP-4 is expressed both in the blood and locally in tissues. In addition to degrading GLP-1, DPP-4 also degrades other proteins, such as Substance P, that are locally expressed in tissues and promote inflammation there. Due to their inhibition of the DPP-4 present in tissues, DPP-4 inhibitors that penetrate into tissues may increase the risk of unintended inflammatory effects, such as sinus inflammation, nasal congestion and headache. Our studies demonstrate that PHX1149 has a low volume of distribution and negligible penetration into cells. Thus, PHX1149 may have a more limited distribution within the body than other DPP-4 inhibitors. As a result, we believe that PHX1149 may be less likely to cause some of the adverse events that have been reported in patients treated with other DPP-4 inhibitors that penetrate into tissues.

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Favorable metabolism and excretion profile. Because PHX1149 is not metabolized in the liver, it is not susceptible to potential issues related to chemical by-products, or metabolites, which typically occur when drugs are broken down by the liver. Furthermore, PHX1149 does not interfere with the liver enzymes that metabolize other drugs, which reduces the potential for drug-drug interactions. Additionally, our data indicate that PHX1149 is excreted through the kidneys by means of a passive transport process, which may be preferred to active transport in patients with impaired kidney function.

Development History and Status

After completing extensive preclinical testing in animal diabetes models and the toxicology studies required by the FDA, we began our Phase 1 clinical trial of PHX1149 in healthy volunteers in September 2005. We filed an investigational new drug application, or IND, which included data from our Phase 1 clinical trials, with the FDA in March 2006. We initiated our first clinical trial of PHX1149 in Type 2 diabetes patients in the United States, Mexico and Australia in April 2006 and completed data analysis of this 28-day trial in January 2007. In April 2007, we initiated our 12-week Phase 2b clinical trial of PHX1149 in 423 Type 2 diabetes patients. The primary endpoint in this trial is change in HbA1c when PHX1149 is administered in combination with existing drugs for the treatment of Type 2 diabetes. We recently completed our Phase 2b clinical trial, and we are currently in the process of analyzing the data from this trial. The Phase 1 and Phase 2 trials that we have conducted to date involved only a limited number of patients and will provide only a portion of the data needed to seek FDA approval. The additional trials needed for seeking FDA approval will require us to test a much larger patient population in more extensive trials, and the results from our earlier trials may not be consistent with the results from these larger trials.

Phase 2a clinical trial results. We conducted a multi-center, randomized, double-blind, placebo-controlled, four-week trial of PHX1149 in 174 Type 2 diabetes patients who had suboptimal metabolic control and a baseline HbA1c of 7.3% to 11.0%. A double-blind, placebo-controlled clinical trial is a trial in which some subjects receive an inactive substance, or placebo, while other subjects receive the drug candidate under investigation, and neither the clinical investigator nor the subject knows whether the subject received the placebo or the investigational drug. The patients in our trial were randomized 1:1:1:1 to receive once-daily oral administrations of either PHX1149 (in 100, 200, or 400 mg doses) or placebo. Throughout the duration of the trial, patients also received a constant background therapy of either metformin alone, or metformin and a TZD. The primary endpoint of the trial was decrease in postprandial glucose, and the secondary endpoint of the trial was increase in postprandial GLP-1.

Treatment with PHX1149 at each of the three dose levels met the primary endpoint of the trial, demonstrating a statistically significant decrease in postprandial glucose as measured by area under the curve, or AUC, defined as total concentration in the blood during the two hours after administration of PHX1149 or placebo, on day 28 compared to day 1. Treatment with PHX1149 also met the secondary endpoint of GLP-1, as measured by AUC on day 28 compared to day 1, demonstrating a statistically significant increase in postprandial GLP-1 at the 200 mg and 400 mg dose levels. The table below highlights the results from our Phase 2a clinical trial across all patient cohorts:

28 days of treatment
PHX1149
Metabolic parameter(1)	Placebo (n=40)	100 mg (n=40)	200 mg (n=41)	400 mg (n=45)
Postprandial glucose Δ AUC (mmol/L*hour)	0.11 ± 0.500	-2.08 ± 0.513 p=0.002(2)	-1.73 ± 0.489 p=0.008(2)	-1.88 ± 0.477 p=0.004(2)

	Placebo (n=41)	100 mg (n=43)	200 mg (n=44)	400 mg (n=46)
Postprandial GLP-1 Δ AUC (pmol/L*hour)	3.90 ± 2.83	11.63 ± 2.86 p=0.053(2)	16.42 ± 2.72 p=0.001(2)	15.75 ± 2.71 p=0.002(2)

(1)	Δ represents change in the applicable metabolic parameter at day 28 of dosing relative to values measured at baseline, prior to initiation of dosing.
(2)	p-values are for each group treated with PHX1149 compared to placebo. A p-value is a statistical measure, with smaller numbers indicating a more statistically significant result.

We also observed that DPP-4 inhibition on day 28 was 53%, 73%, and 78% at 24 hours after administration of PHX1149 in the patient groups treated with doses of 100, 200, and 400 mg, respectively.

Overall, we observed no meaningful differences in the number or types of adverse events experienced by patients who were treated with PHX1149 and patients who received placebo. In summary, our Phase 2a trial demonstrated that the addition of PHX1149 to a stable regimen of metformin or metformin and a TZD in patients with Type 2 diabetes was well tolerated and improved blood glucose control.

Phase 1 clinical trials. We initiated our PHX1149 clinical program with a single-dose, sequential ascending dose trial in healthy volunteers. Subsequently, we conducted four additional Phase 1 clinical trials in healthy volunteers, testing doses of up to 3,200 mg (single dose) and 400 mg (daily dose for up to 13 days). The main objectives of these trials were to study pharmacokinetics, or the body’s responses to the drug, and pharmacodynamics, or the effects of the drug on the body, as well as safety and tolerability. PHX1149 showed dose-proportional increases in maximum blood plasma concentration, or Cmax, and AUC across the dose ranges evaluated. Cmax was reached at approximately two to four hours after dosing. The average half life of PHX1149 was approximately 10 to 13 hours, and no drug accumulation was observed in our repeat dose Phase 1 study. PHX1149 also demonstrated dose-dependent durable ex vivo DPP-4 inhibition. At the 400 mg dose level in the multiple dose study, greater than 80% plasma DPP-4 inhibition was measured over the entire 24 hour period. Lastly, in our ancillary studies of food interaction, which tested the 200 mg and 400 mg dose levels of PHX1149, food intake did not show an appreciable impact on DPP-4 inhibition. Overall, the results from our Phase 1 clinical trials demonstrated that PHX1149 is a potent, durable, DPP-4-selective inhibitor suitable for a once-daily dosing regimen independent of food intake.

Ongoing clinical trials. We recently completed a 12-week randomized, double-blind, placebo-controlled Phase 2b clinical trial of PHX1149 in 423 patients. This trial was conducted at approximately 70 clinical sites in the United States, Canada, Mexico, India and Argentina, and compared PHX1149 in once-daily doses of 400 and 200 mg, in combination with existing drugs for the treatment of Type 2 diabetes, to placebo. The primary endpoint of this trial was change in HbA1c. We are currently analyzing the data from our Phase 2b trial. Patients in this trial may elect to enroll in an extension phase of the trial and receive a once-daily 400 mg dose of PHX1149 for up to two years. To date, more than 90% of the patients from our Phase 2b clinical trial have elected to enroll in this extension of the trial, which will provide us with long-term safety data for PHX1149.

Ancillary studies. We recently completed a thorough QTc study, in which we evaluated the effects of PHX1149 on certain parameters of electrical conductivity in the heart in approximately 50 healthy volunteers tested with a dose of PHX1149 near the anticipated labeled dose (400 mg), a much higher dose (3,200 mg), a positive control (moxifloxacin, 400 mg) and a placebo control. A thorough QTc study assesses the potential of a product candidate to delay cardiac repolarization, or the heart’s return to a resting state, as measured by the QT interval on a surface electrocardiogram, and is a standard study required by the FDA before it grants approval for any new molecular entity. Our QTc study was a four-arm cross-over study in which each participant received each treatment once as a single dose. Analysis of electrocardiograms showed that PHX1149 did not prolong the QT interval.

Future development plans. We anticipate that our Phase 3 clinical program for PHX1149 will be similar to those for other DPP-4 inhibitors and include approximately 1,500 patients treated with PHX1149 at the anticipated labeled dose. The Phase 3 program will consist of four or five registration trials of 24 weeks’ duration conducted at multiple worldwide sites. The primary endpoint of each of these trials will be reduction in HbA1c. In one of these trials, we will study patients who are not on background medications for Type 2 diabetes to support the use of PHX1149 as monotherapy. In the other trials, we will enroll patients on different background OADs such as metformin, sulfonylurea and TZDs to support the use of PHX1149 in combination with other OADs. We expect to commence our Phase 3 trials in the second half of 2008, assuming positive results in our Phase 2b trial.

PHX1766 for the Treatment of HCV Infection

HCV Overview

According to the CDC, HCV is the most common chronic blood-borne viral infection in the United States. The virus is a leading cause of liver failure, liver transplants and liver cancer. HCV is transmitted primarily through injection drug use and by pregnant women infected by the virus to their children in utero. In addition, HCV is often found among hemodialysis patients, hemophiliacs and recipients of blood transfusions before 1990. The World Health Organization estimates that nearly 180 million people worldwide, or approximately 3% of the world’s population, are infected with HCV. Of these individuals, 130 million are chronic HCV carriers with an increased risk of developing liver cirrhosis or liver cancer. According to the World Health Organization, HCV is responsible for more than half of all liver cancer cases and two-thirds of all liver transplants in the developed world, and it is estimated that three to four million people worldwide are newly infected each year, 70% of whom will develop chronic hepatitis C. The CDC estimate that approximately 3.2 million people in the United States are chronically infected with HCV. Because symptoms of the disease do not appear until its later stages, carriers often do not realize they are infected and serve as a source of transmission.

Limitations of Current Therapies for HCV Infection

The current standard of care for the treatment of HCV infection is a combination of a once-weekly injection of pegylated interferon and a twice-daily oral administration of ribavirin, an antiviral drug that interferes with viral replication. Pegylated interferon is a modified version of alpha-interferon, a protein that occurs naturally in the human body and stimulates the ability of the immune system to fight viral infections. Both pegylated interferon and ribavirin may cause side effects, the most common of which are flu-like symptoms, muscle pain, and headache for pegylated interferon, and anemia for ribavirin. In addition, the FDA has required that product labels for pegylated interferon and ribavirin include “black box” warnings due to their potential to cause serious side effects. These serious side effects include neuropsychiatric and autoimmune disorders in the case of pegylated interferon, and anemia that may lead to heart attacks in the case of ribavirin. Ribavirin also may cause birth defects or death of the fetus and is therefore not recommended for use by pregnant women. The side effect profile and long duration of therapy associated with the combination therapy of pegylated interferon and ribavirin, together with interferon’s administration by injection, may reduce patients’ motivation to initiate or continue HCV therapy under this standard of care.

In addition, according to an article published in Nature in 2005, only 42% to 46% of patients infected with HCV genotypes 1a and 1b who are treated with the standard of care respond with a sustained viral response, or SVR, defined as the absence of a detectable amount of the virus in the blood six months after the end of treatment. The same article reports that in the United States, HCV genotypes 1a and 1b are the two predominant strains of HCV and account for approximately 70% of HCV infections.

In response to the limitations of existing treatments for HCV infection, NS3/4A protease inhibitors have emerged as a potential alternative to the standard treatment. Unlike interferons, which work by stimulating the immune system’s response to viral infection, HCV protease inhibitors directly target the virus by inhibiting the NS3/4A protease. Accordingly, protease inhibitors may significantly improve treatment outcomes, when added to the standard of care in difficult-to-treat patients, including patients infected with HCV genotypes 1a and 1b, relative to treatment with the standard of care alone. The addition of protease inhibitors to the standard of care could also lead to shorter treatment duration, which could increase patient compliance. While NS3/4A protease inhibitors will likely initially be used in combination with pegylated interferon and ribavirin, it may be possible eventually to replace the treatment regimen under the current standard of care with a combination of oral therapies directed at HCV, including NS3/4A protease inhibitors.

The FDA has not approved any NS3/4A protease inhibitors for the treatment of HCV infection, but several pharmaceutical and biotechnology companies are developing product candidates that target the NS3/4A protease. The most advanced NS3/4A protease inhibitors are telaprevir and boceprevir, currently in advanced clinical trials by Vertex Pharmaceuticals Incorporated and Schering-Plough Corporation, respectively. Although these product candidates, when added to the standard of care, have demonstrated more favorable efficacy profiles in clinical trials relative to the standard of care alone, adverse events, including rash, in the case of telaprevir, and gastrointestinal discomfort, in the case of boceprevir, were observed in early clinical trials. In addition, telaprevir and boceprevir have been developed to date for dosing once every eight hours or once every 12 hours, which may prove to be an inconvenient treatment regimen for many patients.

PHX1766: Our NS3/4A Protease Inhibitor

Our second product candidate, PHX1766, is an orally available NS3/4A protease inhibitor, which we are developing for the treatment of HCV infection. Under our HCV protease inhibitor program, initiated in April 2005, we initially characterized four internally discovered series of distinct chemical entities with a high level of structural and pharmacological diversity. We selected PHX1766 as a candidate for preclinical development in mid 2007. Subject to the results of our preclinical studies, we intend to initiate clinical trials of PHX1766 for the treatment of HCV infection in Europe in the second half of 2008.

We believe HCV protease inhibitors will be differentiated primarily based on their dosing regimen, potency, safety and tolerability. Based on our preclinical studies, we believe PHX1766 may offer the following advantages relative to other HCV protease inhibitors in development:

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Improved dosing regimen. Our pharmacokinetic studies of PHX1766 in dogs demonstrated that a single dose produces and maintains concentration in the liver for 24 hours at levels much greater than the concentration levels required to inhibit replication of HCV genotype 1b in cell-based replicon assays. This suggests that PHX1766, if approved, may be administered once daily. In contrast, the most advanced NS3/4A protease inhibitors in development by others have been developed to date for dosing once every eight hours. We believe less frequent administration would increase patient compliance and could be an important commercial differentiator.

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More potent inhibition of protease activity and viral replication. In our preclinical studies, PHX1766 demonstrated potent inhibition of the NS3/4A protease in all of the major HCV genotypes, 1a, 1b, 2a and 3a. In addition, data obtained in the standard laboratory cell-based replicon assays to determine anti-viral activity against HCV genotype 1b demonstrate that PHX1766 is greater than ten times more potent than either telaprevir or boceprevir in preventing replication of the virus. This feature, in addition to the pharmacokinetic properties of PHX1766 described above, may lead to a lower dose and less frequent administration than the most advanced treatments currently in development.

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Greater selectivity against cellular targets. Some NS3/4A protease inhibitors inhibit certain cellular targets as much as they inhibit the intended viral target. In our preclinical studies, PHX1766 has demonstrated greater than 200 fold selectivity for the NS3/4A protease compared to other cellular targets. We expect that, due to its selectivity, PHX1766 may inhibit the NS3/4A protease without substantially inhibiting other cellular targets in patients infected with HCV, which may contribute to a favorable safety and tolerability profile.

Development Status

We have initiated toxicology studies of PHX1766. Subject to the results of these studies, we expect to initiate human clinical trials of PHX1766 in Europe in the second half of 2008. We anticipate the initial trial will be a traditional single dose, dose escalation study in healthy volunteers to gather safety and pharmacokinetic data. The next trial would include patients infected with HCV in a multi-dose trial to assess safety, tolerability and viral load reductions. We are also continuing to evaluate HCV protease inhibitors with chemical structures distinct from PHX1766 to identify second-generation product candidates.

Our Research Programs

We have focused our small-molecule drug discovery efforts on enzyme targets, including proteases, kinases and polymerases. Proteases are enzymes that break down specific proteins and are involved in various physiological reactions. Kinases are enzymes that add phosphate groups to certain amino acids within a protein, leading to various physiological reactions. Polymerases are enzymes that catalyze the formation of DNA or RNA using an existing strand of DNA or RNA as a template. We specifically direct our research efforts toward validated enzyme targets related to significant therapeutic markets and where we can identify chemistry improvements that we believe are not covered by existing patents. We are currently pursuing an NS5b polymerase inhibitor program for the treatment of HCV infection, a JAK-2/3 kinase inhibitor program for the treatment of myeloproliferative diseases or immune-related indications and a protease inhibitor program for the treatment of breast cancer, including treatment for patients with resistance to Herceptin and other similar drugs. Because the progress of these programs is highly uncertain, our portfolio of research programs is likely to change over time, and we may elect not to continue our drug discovery and development efforts for some or all of these targets.

Our discovery efforts begin with the selection of a biological target that has been validated through an existing marketed product or a product candidate under development that has demonstrated clinical effect in patients. In our target identification efforts, we also focus on biological targets in disease areas where we believe we can demonstrate some pharmacological activity in Phase 1 clinical trials and can therefore eliminate compounds with insufficient clinical activity early in development. Once we have identified a biological target to pursue, we conduct an extensive analysis of the patent landscape relevant to the target. If the patent situation appears to be sufficiently open, we formally initiate a research program for that drug target in order to identify new chemical entities for which we can file patent applications.

After we have selected an enzyme target of interest, we use our in-house chemistry capabilities to identify compounds that inhibit that target. We then optimize these compounds to improve the potency against the targeted enzyme, the selectivity against closely related proteins and the pharmacokinetics and pharmacodynamics of the compound. A key differentiator of our drug discovery and development capabilities is the degree to which we have successfully integrated potency and selectivity assays with pharmacokinetic and pharmacodynamic evaluations to identify clinical candidates. This is designed to ensure drug-like properties of our optimized lead compounds and increase the probability for successful development. We incorporate results from all of these assays to design subsequent potential drug compounds using an iterative approach. As a result, we are able to simultaneously improve multiple characteristics of our enzyme inhibitors to increase the quality of our product candidates and decrease the time required for our discovery efforts.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on the discovery, development and commercialization of novel small-molecule product candidates directed toward clinically validated targets that address significant therapeutic markets. The core elements of our strategy include:

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Obtaining regulatory approval for our lead product candidate, PHX1149. We are devoting a significant portion of our financial resources and management efforts to advancing the development of PHX1149. We expect to initiate Phase 3 clinical trials of PHX1149 for treatment of Type 2 diabetes in the second half of 2008.

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Advancing PHX1766 into clinical trials. We are conducting preclinical studies of PHX1766. Subject to the results of these studies, we expect to initiate Phase 1 clinical trials of PHX1766 for the treatment of HCV infection in the second half of 2008.

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Expanding our product pipeline. We intend to use our “fast follower” strategy to expand our product pipeline. We believe that our discovery model is reproducible, scalable and sustainable because we focus our research efforts on validated biological targets. Through this strategy, we expect to be able to advance additional product candidates into preclinical and clinical development.

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Retaining significant economic value for our product candidates. We intend to maximize the value of our product candidates through both independent development and licensing and other partnership opportunities. This may include co-development or co-marketing agreements or licensing agreements with pharmaceutical and biotechnology companies that possess established development and commercialization capabilities. To date, we have not entered into any of these types of arrangements. If the FDA approves any of our product candidates for marketing, we may also pursue direct commercialization by building our own sales and marketing force.

Intellectual Property

We actively seek patent protection and regulatory exclusivity for the proprietary technology that we consider important to our business, including novel chemical scaffolds, compounds, compositions and formulations, their methods of use and processes for their manufacture. In addition to seeking patent protection in the United States, we generally file patent applications in Canada, Europe, Japan and other countries on a selective basis to protect the inventions that we consider important to the development of our business worldwide. We also rely on in-licensed technology, trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

We currently hold one issued U.S. patent related to the composition of matter and method of use of PHX1149. We have filed 13 U.S. patent applications (five of which are provisional applications) and 34 foreign and Patent Cooperation Treaty, or PCT, applications related to our DPP-4 inhibitor program, including 12 U.S. patent applications and 31 foreign and PCT applications that relate to PHX1149. These patent applications are intended to cover various aspects of PHX1149, including its composition, its methods of use, the use of PHX1149 both alone and in combination with other Type 2 diabetes drugs and the manufacture of PHX1149. Any patents that may be granted on our patent applications for our DPP-4 inhibitor program would be entitled to patent terms that extend until at least November 2023. In addition, we have licensed a total of seven U.S. patents and patent applications, and 41 U.S. foreign patents and patent applications. This license agreement is described below under “—Material Agreements—License Agreement relating to DPP-4.”

We have filed a total of nine U.S. patent applications and ten foreign and PCT applications related to chemical classes of molecules that we have identified as possible inhibitors of the NS3/4A protease. The claims in these applications are intended to cover composition of matter and therapeutic uses of certain compounds for the treatment of HCV infection, including PHX1766. Any patents that may be granted on these patent applications would be entitled to patent terms that extend until at least July 2026.

As we identify potential clinical candidates, we intend to file additional U.S. and foreign patent applications covering compositions of matter, therapeutic uses, combination therapies and methods of manufacture for these potential candidates.

In addition to patents, we may rely, in some circumstances, on trade secrets to protect our technology. We seek to protect the trade secrets in our proprietary technology and processes, in part, by entering into confidentiality agreements with employees, consultants, scientific advisors and other contractors and into invention assignment agreements with our employees and some of our consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of the technologies that are developed.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates or preclinical compounds, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for all of our requirements of raw materials, active pharmaceutical ingredients and finished product for our preclinical research and clinical trials. We do not have any current contractual arrangements for the manufacture of commercial supplies of any of our product candidates. If PHX1149 is approved by the FDA and we undertake efforts to commercialize it internally, we intend to enter into agreements with third-party contract manufacturers for the commercial production of PHX1149. We employ internal resources and third-party consultants to manage our manufacturing contractors.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research, development and commercialization of products that may be similar to our product candidates or are directed at similar therapeutic indications as our product candidates. Several multinational pharmaceutical companies are pursuing the development or marketing of pharmaceuticals that target diabetes or hepatitis C, and we expect the competition to commercialize products and therapies for the treatment of diabetes and hepatitis C will increase. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products noncompetitive or obsolete.

In the market for Type 2 diabetes treatments, we expect to face direct competition from other companies that are developing and marketing DPP-4 inhibitors, including Merck & Co., Inc., which markets sitagliptin worldwide, Novartis AG, which recently received approval from the EMEA to market vildagliptin in Europe, and Takeda Pharmaceutical Company Limited, which recently submitted an NDA for alogliptin. We are aware that several other companies, including Amgen, Inc., Boehringer Ingelheim GmbH, and Bristol-Myers Squibb Company in collaboration with AstraZeneca PLC, also have DPP-4 inhibitors in various stages of development. We will also compete with companies that develop and market GLP-1 analogs, such as Amylin Pharmaceuticals, Inc. and Eli Lilly and Company, which currently market exenatide in the United States and Europe, and Novo Nordisk A/S, which is developing liraglutide. In addition, we will also face competition from developers and manufacturers of other Type 2 diabetes treatments, including TZDs and sulfonylureas. To a lesser extent, we may also compete with developers and manufacturers of biguanides, such as metformin, and insulins, which we believe might be used in combination with PHX1149, if approved, because control of diabetes often requires more than one medication.

A number of companies are pursuing the development or commercialization of pharmaceuticals that target HCV. These competitive products include several classes of products and product candidates that may be used either alone or in combination with other therapies. We expect to face direct competition from other companies that are developing NS3/4A protease inhibitors. While no NS3/4A protease inhibitors are currently approved for the treatment of HCV infection, several compounds are in clinical development, including telaprevir and boceprevir (currently in advanced clinical trials being conducted by Vertex Pharmaceuticals Incorporated and Schering-Plough Corporation, respectively), ITMN-191 (under development by InterMune, Inc. in collaboration with Hoffmann-La Roche Inc.) and TMC-435350 (under development by Medivir AB, in collaboration with Tibotec Pharmaceuticals Ltd., a subsidiary of Johnson & Johnson). To a lesser extent, we may also face competition from developers of NS5b polymerase inhibitors, which we believe might be used in combination with NS3/4A protease inhibitors to treat HCV infection because control of HCV infection may require more than one medication. While no NS5b polymerase inhibitors are currently approved for the treatment of HCV, several compounds are in clinical development, including R1626 (under development by Hoffmann-La Roche Inc.), PF-868554 (under development by Pfizer, Inc.), R-7128 (under development by Hoffmann-La Roche Inc. in collaboration with Pharmasset, Inc.), MK-0608 (under development by Merck & Co., Inc.) and GS-9190 (under development by Gilead Sciences, Inc.).

Material Agreements

License Agreement relating to DPP-4

In February 2006, we entered into a license agreement, pursuant to which we obtained a non-exclusive, royalty-bearing worldwide sublicense to intellectual property rights relating to certain DPP-4-inhibiting compounds for use in the treatment of diabetes or lowering glucose levels, licensed by our licensor from third parties. The license covers, among other things, the development and commercialization of PHX1149 alone or in combination with other drugs for treating diabetes in the licensed field. We may grant sublicenses under the license, subject to certain limitations. We do not have control over the preparation, filing, prosecution or maintenance of the licensed patent rights. These activities are controlled solely by the original licensors, subject to their obligations to our licensor.

Pursuant to the license agreement, we paid an initial license fee and a milestone payment in 2006. We will be required to make additional milestone payments to our licensor upon the achievement of specified regulatory and commercial milestones with respect to PHX1149. We are also obligated to make specified royalty payments on net sales of products covered by the license through the term of the agreement.

This license agreement will remain in effect until the expiration of the last-to-expire licensed patent right unless the agreement is earlier terminated. We have the right to terminate the license agreement for convenience upon 30 days’ prior written notice to the licensor. The licensor may terminate the agreement for our uncured material breach of the agreement or our uncured failure to make payments to the licensor when due. Additionally, the original licensors may terminate their licenses to our licensor, which would leave some of our existing development activities and product candidates unlicensed and potentially infringing on these third-party patents if we are unable to enter into license agreements directly with the original licensors.

Settlement and License Agreements with ActivX Biosciences, Inc.

In August 2006, we entered into settlement and license agreements with ActivX Biosciences, Inc., or ActivX, related to claims that we had misappropriated certain ActivX trade secrets related to DPP-4 inhibitor technology.

Under the settlement agreement, we have made payments to ActivX of $1.5 million. We will be required to make additional payments to ActivX in connection with any collaboration, strategic partnership or license transactions that we may enter into with third parties, and the achievement of certain regulatory milestones, in each case with respect to PHX1149 and other compounds covered under our license grant to ActivX. We are also obligated under the settlement agreement to make royalty payments to ActivX in an aggregate amount of up to $35.0 million on net sales of products covered under the agreement, which would include PHX1149, so long as any of the products are covered by a valid claim of any U.S. or foreign patent or patent application contained within the subject patent rights. We have the right to stop payment of all fees and royalties owed to ActivX under the settlement agreement only if ActivX is in default of any material obligation under the agreement and fails to cure the default within 30 days of its receipt of written notice from us regarding the default.

Pursuant to the license agreement, we granted to ActivX a fully paid-up, royalty-free, co-exclusive, worldwide license to develop and commercialize products under certain of our patents and patent applications not including those relating to PHX1149 and related analogs. We control the filing, prosecution and maintenance of all patents and patent applications covered under the license agreement. If we elect not to pursue, or if we abandon the pursuit or maintenance of, a patent or patent application included within the licensed rights, ActivX will have the right, at its expense, to require us to file, pursue or maintain the applicable patents or patent applications in good faith. In addition, we are solely responsible for defending against any assertions of invalidity or unenforceability of the licensed rights, and we have the sole right to pursue actions against third parties for the infringement of these rights.

Our license agreement with ActivX will remain in effect until the expiration of the last-to-expire licensed patent right. We have the right to terminate the license agreement for ActivX’s uncured material breach of the license agreement or the settlement agreement, if ActivX is the subject of certain bankruptcy or insolvency proceedings, or if ActivX directly or indirectly challenges, or supports the challenge of, the validity of any of the patents or patent applications covered by the license agreement.

Master Security Agreement with Oxford Finance Corporation

In March 2004, we entered into a master security agreement with Oxford Finance Corporation, or Oxford, under which Oxford has made loans to us in an aggregate principal amount of approximately $781,000 to finance capital equipment expenditures. As of December 31, 2007, there was $27,000 in principal outstanding under the loans from Oxford, all of which we expect to repay in installments through April 2008. Under the master security agreement, we granted to Oxford a security interest in and against certain collateral to secure the payment of our indebtedness to Oxford, which is evidenced by promissory notes. Oxford is under no obligation to release the collateral unless and until all debts, obligations and liabilities have been paid and satisfied. In connection with the borrowings under the master security agreement, we have issued to Oxford warrants to purchase shares of our common stock. As of February 29, 2008, these warrants were exercisable for 141 shares of our common stock at an exercise price of $10.50 per share.

Loan and Security Agreement with Pinnacle Ventures, L.L.C.

In November 2006, we entered into a loan and security agreement with Pinnacle Ventures L.L.C., or Pinnacle, under which affiliates of Pinnacle have made loans to us in an aggregate principal amount of $8.0 million. As of December 31, 2007, there was $7.3 million in principal outstanding under this agreement. Under the terms of a December 2007 amendment to this agreement, the affiliates of Pinnacle have agreed to make additional term loans of up to $12.0 million to us on or before May 31, 2008. These loans all bear interest at a fixed rate equal to the prime rate in effect as of the date of each loan, plus two percent and are evidenced by secured promissory notes that mature 36 months from the date of the loan. Repayments on each loan include an interest-only period of six months, followed by 30 equal monthly installments of principal and interest. Under the terms of the original loan and security agreement, we issued to Pinnacle a warrant to purchase up to 137,143 shares of our Series B preferred stock at an exercise price of $1.05 per share. Under the terms of the December 2007 amendment, we issued to Pinnacle a warrant to purchase 115,384 shares of our Series C preferred stock at an exercise price of $4.16 per share. This warrant will become exercisable for up to an additional 57,693 shares of Series C preferred stock at an exercise price of $4.16 per share if we borrow the $12.0 million available to us under the amendment.

Regulatory Matters

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. Our product candidates must be approved by the FDA through the NDA process before they may be legally marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implements regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;

•	submission to the FDA of an IND application which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials according to Good Clinical Practices to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing practice, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Once a pharmaceutical candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during studies due to safety concerns or non-compliance.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with good clinical practice regulations. These regulations include the requirement that all research subjects provide informed consent. Further, an institutional review board, or IRB, must review and approve the plan for any clinical trial before it commences at any institution. An IRB considers, among other things, whether the risks to individuals participating in the trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative and must monitor the study until completed.

Each new clinical protocol must be submitted to the IND for FDA review, and to the IRBs for approval. Protocols detail, among other things, the objectives of the study, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

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Phase 2: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These studies are intended to establish the overall risk-benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 testing may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act of 2003, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendation of an advisory committee, but it generally follows these recommendations. The approval process is lengthy and difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data and may use alternative statistical methods as measures to calculate efficacy and safety. The FDA may issue an approvable letter, which may require additional clinical or other data or impose other conditions that must be met in order to secure final approval of the NDA. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product candidate is manufactured.

NDAs receive either standard or priority review. A product candidate representing a significant improvement in treatment, prevention or diagnosis of disease or providing treatment where no adequate therapy exists may receive priority review. In addition, product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a product candidate receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. Priority review and accelerated approval do not change the standards for approval, but may expedite the approval process. If a product candidate receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase 4 testing which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the extension must be applied for prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent terms for some of our currently owned or licensed patents to add patent life beyond their current expiration dates, depending on the expected length of clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by FDA to be essential to the approval of the application; for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of exclusivity in the U.S. Pediatric exclusivity, if granted, provides an additional six months to an existing exclusivity or statutory delay in approval resulting from a patent certification. This six-month exclusivity, which runs from the end of other exclusivity protection or patent delay, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. The pediatric exclusivity provision was reauthorized on September 27, 2007.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products. Future FDA and state inspections may identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion and other types of information on products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label.

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. For example, on September 27, 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced postmarket authority, including the authority to require postmarket studies and clinical trials, labeling changes based on new safety information, and compliance with a risk evaluation and mitigation strategy approved by the FDA. The FDA’s postmarket authority takes effect 180 days after the enactment of the law. Failure to comply with any requirements under the new law may result in significant penalties. The new law also authorizes significant civil money penalties for the dissemination of false or misleading direct-to-consumer advertisements, and allows the FDA to require companies to submit direct-to-consumer television drug advertisements for FDA review prior to public dissemination. Additionally, the new law expands the clinical trial registry so that sponsors of all clinical trials, except for Phase 1 trials, are required to submit certain clinical trial information for inclusion in the clinical trial registry data bank. In addition to new legislation, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Foreign Regulation

In addition to regulations in the United States, we expect to be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. Use of the centralized procedure is mandatory for drugs developed by means of certain biotechnological processes; orphan drugs; and drugs containing a new active substance, if the substance has not been authorized in the Community before November 20, 2005, and the therapeutic indication is AIDS, cancer, a neurodegenerative disorder, or diabetes. It is optional for new active substances or products that constitute a significant therapeutic, scientific, or technical innovation, or if the granting of a single authorization is in the interest of patients; and for generic or similar biological medicinal products. For drugs without a marketing authorization in any member state, the decentralized procedure provides for approval by one or more member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials (draft summary of product characteristics, draft labeling and package leaflet) to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of third-party reimbursement. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. We anticipate third-party payors will provide reimbursement for our products. However, these third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. It is time consuming and expensive for us to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, and includes a major expansion of the prescription drug benefit under a new Medicare Part D, which went into effect on January 1, 2006. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both stand-alone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary in which it indicates which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

It is not clear what effect the MMA has had and will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs. At the present time, Medicare is prohibited from negotiating directly with pharmaceutical companies for drugs. However, Congress is currently considering passing legislation that would lift the ban on federal negotiations. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

Facilities

We lease approximately 16,603 square feet of office and laboratory space at 5871 Oberlin Drive, San Diego, California. In January 2008, we entered into a lease and a sublease for a total of approximately 9,630 square feet of office space located at 5930 Cornerstone Court West, San Diego, California. We expect to expense approximately $799,000 in 2008 under the lease and sublease agreements for these facilities. We conduct our operations from these two locations. Our leases expire in January 2011 and are subject to periodic increases in lease rates. We may require additional space as our business expands.

Employees

As of February 29, 2008, we had 46 employees, 29 of whom were engaged in research and product development activities, including one with a medical degree, one with a Pharm. D. degree and 12 with Ph.D. degrees. Our employees are not represented by a collective bargaining agreement. We believe our relations with our employees are good.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business. We are not currently aware of any such proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 12, 2008:

Name	Age	Position
Laura K. Shawver, Ph.D.	50	Chief Executive Officer and Director
Julie Cherrington, Ph.D.	50	President
Christopher L. Burnley	46	Executive Vice President and Chief Operating Officer
John E. Crawford	53	Chief Financial Officer
Hans-Peter Guler, M.D.	59	Vice President, Clinical Development
David Campbell, Ph.D.	49	Vice President, Drug Discovery and Preclinical Sciences
Srinivas Akkaraju, M.D., Ph.D.(2)	39	Director
John Diekman, Ph.D.(1)	65	Director
James Harper(3)	60	Director
William Harris(1)	49	Director
Daniel Janney(2)(3)	42	Director
Arlene Morris(2)	56	Director
Deepika R. Pakianathan, Ph.D.(1)(3)	43	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Laura K. Shawver, Ph.D. has served as our Chief Executive Officer and a member of our board of directors since June 2002. In addition, she served as our President until October 2007. Prior to joining us, Dr. Shawver was the President of SUGEN, Inc. from October 2000 to May 2002, after holding various positions there since June 1992. SUGEN, Inc., a biopharmaceutical company focused on the discovery and development of small molecule drugs which target specific cellular signal transduction pathways, was acquired by Pharmacia Corporation in 1999, which was subsequently acquired by Pfizer, Inc. in 2002. Prior to her employment at SUGEN, Inc., Dr. Shawver was employed at Berlex Biosciences, formerly known as Triton Biosciences, from August 1989 to June 1992. She currently serves as a director of Antipodean Pharmaceuticals, a privately held clinical-stage pharmaceutical company. Dr. Shawver received a Ph.D. degree in Pharmacology and a B.S. degree in Microbiology, both from the University of Iowa.

Julie Cherrington, Ph.D. has served as our President since October 2007. From May 2004 to October 2007, Dr. Cherrington served as our Executive Vice President, Research and Development. From November 2003 to October 2006, Dr. Cherrington also served as the President of our wholly-owned subsidiary, Phenomix Australia, Pty Ltd. Prior to joining us, Dr. Cherrington was employed with SUGEN, Inc. from October 1998 to October 2003, most recently serving as its Vice President, Preclinical Research and Exploratory Development. Prior to her tenure at SUGEN, Inc., Dr. Cherrington held various positions of increasing responsibility at Gilead Sciences, Inc., culminating in her position as director of virology. Dr. Cherrington is a member of the board of directors of Chemgenex Pharmaceuticals Limited, a publicly traded pharmaceutical development company. Dr. Cherrington received a Ph.D. degree in Microbiology from the University of Minnesota, with Ph.D. thesis research conducted at Stanford University, and an M.S. degree in Microbiology and a B.S. degree in Biology, both from the University of California, Davis.

Christopher L. Burnley has served as our Executive Vice President and Chief Operating Officer since September 2007. From May 2003 to September 2007, Mr. Burnley served as our Chief Business Officer. From May 1996 to December 2002, Mr. Burnley was employed in various capacities by The Monsanto Company, a multinational agricultural biotechnology corporation, where he most recently served as the Vice President, Business and Operations, of Monsanto’s Genomics Unit. From May 1987 to April 1996, Mr. Burnley was

employed by the Boston Consulting Group, a multinational corporate strategy consulting firm. Mr. Burnley received an M.B.A. degree from the Harvard Business School and a B.S. degree in Economics and Political Science from Southern Methodist University.

John E. Crawford has served as our Chief Financial Officer since October 2007. Prior to joining Phenomix, Mr. Crawford served as the Chief Financial Officer of NovaCardia, Inc., a specialty pharmaceutical company that was acquired by Merck & Co. Inc., from January 2007 to September 2007. From May 2006 to December 2006, Mr. Crawford served as the Chief Financial Officer of Cabrellis Pharmaceutical Corporation, a specialty pharmaceutical company that was acquired by Pharmion Corporation. From January 2006 to May 2006, Mr. Crawford served as the Chief Financial Officer of Conforma Therapeutics Corporation, a specialty pharmaceutical company that was acquired by Biogen Idec. From 1997 to December 2005, Mr. Crawford was a consultant to life sciences and technology firms. During this time, Mr. Crawford served on the board of directors of several private companies and was a consultant to Archimedes Technology Group, LLC. Mr. Crawford was the founding President of Corvas International, Inc., and held various positions with that biotechnology company from 1987 to 1999, including that of Chief Financial Officer. From 1981 to 1987, he served as Vice President of International Genetic Engineering, Inc., with responsibility for finance. Mr. Crawford is a member of the board of directors of Lipid Sciences, Inc., a publicly traded biotechnology company. Mr. Crawford received an M.B.A. degree from the University of Chicago and a B.S. degree in Mathematical Sciences from Stanford University.

Hans-Peter Guler, M.D. has served as our Vice President, Clinical Development since August 2004. Prior to joining Phenomix, Dr. Guler served as Vice President, Clinical Sciences of Regeneron Pharmaceuticals, Inc., a biopharmaceutical company, which he joined in April 1998. Before that, Dr. Guler held positions with increasing responsibilities in various therapeutic indications in clinical development at Chiron Corp. from 1994 to 1998 and at Ciba-Geigy (now Novartis) from 1989 to 1994. Dr. Guler received an M.D. degree from the University of Zurich.

David Campbell, Ph.D. has served as our Vice President, Drug Discovery and Preclinical Sciences since January 2005. From May 2003 to January 2005, Dr. Campbell served as our Vice President, Drug Discovery. Prior to joining Phenomix, Dr. Campbell served as the Senior Vice President, Chemical Sciences of ActivX Biosciences, Inc., a biopharmaceutical company, from January 2003 until May 2003. Prior to his tenure at ActivX, Dr. Campbell was the Director of Discovery Chemistry at Bayer Corporation, and held positions of increasing responsibility at Affymax Research Institute, culminating in his position as Director of Discovery Chemistry. Dr. Campbell received a Ph.D. and M.S. degrees in Chemistry from Cornell University and a B.S. degree in Chemistry from Harvey Mudd College.

Srinivas Akkaraju, M.D., Ph.D. has served as a member of our board of directors since April 2005. Since August 2006, Dr. Akkaraju has been a Managing Director at Panorama Capital, LLC, a venture capital firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC. Prior to that, from April 2001 to August 2006, he was with J.P. Morgan Partners, LLC, of which he became a Partner in January 2005. Dr. Akkaraju also serves as a member of the board of directors of Seattle Genetics, Inc., a publicly traded biotechnology company, Barrier Therapeutics, Inc., a publicly traded biopharmaceutical company and Pharmos Corporation, a biopharmaceutical company that discovers and develops novel therapeutics to treat a range of diseases of the nervous system, as well as several privately held companies. Dr. Akkaraju received an M.D. degree and a Ph.D. degree in Immunology from Stanford University, and B.S. degrees in Biochemistry and Computer Science from Rice University.

John Diekman, Ph.D. has served as a member of our board of directors since February 2002. Dr. Diekman has served as a managing director of 5AM Ventures, a life sciences investment partnership, since July 2002. From June 1998 to June 2002, Dr. Diekman served as a managing director of Bay City Capital, a life sciences merchant bank. Dr. Diekman also serves as a member of the board of directors and the nominating and corporate governance committee of Affymetrix, Inc., a publicly traded life sciences company, as well as a member of the board of directors of several privately held companies. Dr. Diekman received a Ph.D. degree in Chemistry from Stanford University and a B.A. degree in Chemistry from Princeton University.

James Harper has served as a member of our board of directors since July 2007. Mr. Harper has spent 30 years in the pharmaceutical and healthcare industries, all in positions with Eli Lilly and Company, from which he retired in 2004. Mr. Harper served as Group Vice President and Chief Marketing Officer from 2001 to 2004 and as President, Diabetes and Growth Disorders Business Unit / Product Group from 1994 to 2001. Mr. Harper also serves as member of the board of directors and compensation committee of Zymogenetics, Inc., a publicly traded biotechnology company, a member of the board of directors and compensation committee of Corcept Therapeutics, Inc., a publicly traded pharmaceutical company, and a member of the board of directors of Anesiva, Inc., a publicly traded biopharmaceutical company. Mr. Harper received an M.B.A. degree from The Wharton School of Business and a B.A. degree in Biology from Vanderbilt University.

William Harris has served as a member of our board of directors since July 2007. Since November 2001, Mr. Harris has served as the Senior Vice President of Finance and Chief Financial Officer of Xenoport, Inc., a publicly traded biopharmaceutical company focused on developing a portfolio of internally discovered product candidates for the potential treatment of central nervous system disorders. From 1996 to 2001, he held several positions with Coulter Pharmaceutical, Inc., a biotechnology company engaged in the development of novel therapies for the treatment of cancer and autoimmune diseases, the most recent of which was Senior Vice President and Chief Financial Officer. Corixa Corp., a developer of immunotherapeutic products, acquired Coulter Pharmaceutical in 2000. Mr. Harris received an M.B.A. degree from Santa Clara University, Leavey School of Business and Administration and a B.A. degree in Economics from the University of California, San Diego.

Daniel Janney has served as a member of our board of directors since February 2002. Since February 1996, Mr. Janney has been a managing director of Alta Partners, a venture capital firm investing in information technologies and life science companies. Prior to joining Alta Partners, Mr. Janney was a Vice President in the health care and biotechnology investment banking group of Montgomery Securities from 1993 to 1996. Mr. Janney is a member of the board of directors and the compensation committee of Chemgenex Pharmaceuticals Limited, a publicly traded pharmaceutical development company, and also serves on the boards of directors of several privately held companies. Mr. Janney received an M.B.A. degree from the Anderson School at the University of California, Los Angeles and a B.A. degree in History from Georgetown University.

Arlene Morris has served as a member of our board of directors since October 2007. Ms. Morris has served as the President and Chief Executive Officer and as a member of the board of directors of Affymax, Inc., a publicly traded biopharmaceutical company, since June 2003. From 2001 to 2003, Ms. Morris served as President and Chief Executive Officer at Clearview Projects, an advisory firm to biopharmaceutical and biotechnology companies on strategic transactions. From 1996 to 2001, Ms. Morris served as Senior Vice President of Business Development at Coulter Pharmaceutical, which was acquired by Corixa Corp. in 2000. From 1993 to 1996, Ms. Morris served as Vice President of Business Development at Scios, Inc., a biopharmaceutical company. From 1977 to 1993, Ms. Morris held positions of increasing responsibility at Johnson & Johnson, including Vice President of Business Development for McNeil Pharmaceutical. Ms. Morris also serves as a member of the board of directors of MediciNova, Inc., a publicly traded biopharmaceutical company, and as a member of the board of directors of the Biotechnology Industry Organization. Ms. Morris received a B.A. degree from Carlow College and studied marketing at Western New England College.

Deepika R. Pakianathan, Ph.D. has served as a member of our board of directors since April 2005. Since June 2001, Dr. Pakianathan has served as a managing member at Delphi Ventures, a venture capital firm focusing on healthcare investments. From 1998 to 2001, Dr. Pakianathan was a senior biotechnology banker at JP Morgan. Dr. Pakianathan also serves as a member of the board of directors of Alexza Pharmaceuticals, Inc., a publicly traded emerging pharmaceutical company, as well as various private healthcare companies. Dr. Pakianathan received a Ph.D. degree in Immunology and an M.S. degree in Biology from Wake Forest University, and an M.Sc. degree in Biophysics and a B.Sc. degree from the University of Bombay.

Board of Directors

We currently have eight directors. Upon the completion of this offering, the board of directors will be divided into three classes and will consist of three Class I directors (                    ,                     and                    ), three Class II directors (                    ,                     and                    ) and two Class III directors (                    and                    ), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election.

Our bylaws provide that any vacancies in our board of directors and newly created directorships may be filled only by our board of directors and that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our classified board could have the effect of making it more difficult for a third party to acquire control of us. These provisions of our bylaws and the classification of the board of directors may have the effect of delaying or preventing changes in the control or management of our company.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under “Certain Relationships and Related Transactions,” and determined that each of Srinivas Akkaraju, John Diekman, James Harper, William Harris, Daniel Janney, Arlene Morris and Deepika Pakianathan does not have any relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and qualifies as an independent director under the applicable rules of the NASDAQ Global Market.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and function of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Global Market and SEC rules and regulations.

Audit Committee

The audit committee is comprised of William Harris, John Diekman and Deepika Pakianathan, with Mr. Harris serving as the chairman. In addition, Mr. Harris qualifies as an “audit committee financial expert” for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	reviewing and approving all related party transactions for potential conflict of interest situations;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statements.

Compensation Committee

The compensation committee is comprised of Daniel Janney, Srinivas Akkaraju and Arlene Morris, with Mr. Janney serving as the chairman. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of all of our other officers;

•	overseeing and administering our employment agreements, severance arrangements, compensation, welfare, benefit and pension plans and similar plans;

•	reviewing and making recommendations to the board with respect to director compensation;

•	reviewing and recommending the Company’s Compensation Discussion and Analysis for inclusion in our annual proxy statements; and

•	preparing the compensation committee report required by SEC rules to be included in our annual proxy statements.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is comprised of Deepika Pakianathan, James Harper and Daniel Janney, with Dr. Pakianathan serving as the chairman. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board criteria for selecting board and committee membership;

•	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders;

•	identifying individuals qualified to become board members;

•	recommending to the board the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of the board, its committees and management.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or who will serve on our compensation committee. None of the members of our compensation committee has ever been one of our employees.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We believe that the compensation of our named executive officers should focus executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. We place significant emphasis on pay-for-performance compensation programs, which reward our executives when we achieve certain financial and business goals and create stockholder value. We use a combination of base salary, annual cash incentive compensation programs, a long-term equity incentive compensation program and a broad-based benefits program to create a competitive compensation package for our executive management team. We describe below our compensation philosophy, policies and practices with respect to our chief executive officer, our president, our executive vice president and chief operating officer, our chief financial officer, our vice president, clinical development and our vice president, drug development and preclinical sciences, who are collectively referred to as our named executive officers. Prior to October 2007, we did not have a chief financial officer. We hired John Crawford to serve as our chief financial officer in October 2007.

Administration and Objectives of Our Executive Compensation Program

Our compensation committee is responsible for establishing and administering our policies governing the compensation of our named executive officers, including salaries, cash incentives and equity incentive compensation. Our compensation committee consists of three independent directors, all with extensive experience in the industry.

Our compensation committee has designed our overall executive compensation program to achieve the following objectives:

•	attract and retain talented and experienced executives;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•

provide a competitive compensation package that aligns the interests of our named executive officers and stockholders by including a significant variable component that is tied to the achievement of performance objectives;

•	ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

•	foster a shared commitment among executives by aligning their individual goals with our corporate goals.

We use a mix of short-term compensation (base salaries and cash incentive bonuses) and long-term compensation (equity incentive compensation) to provide a total compensation structure that is designed to achieve these objectives. The compensation committee uses its judgment and experience and the recommendations of the chief executive officer (except as to her own compensation) to determine the appropriate mix of compensation for each individual.

For our fiscal year ended December 31, 2007, our compensation committee considered data purchased from a leading life science compensation survey of public and private biotechnology companies based on factors such as size, product development status and geographic location to help guide its executive compensation decisions at the time of hiring and to determine annual increases. Our compensation committee also based its recommendations with respect to executive compensation in 2007 and prior periods on the committee members’ general understanding of executive compensation in the biotechnology industry. In determining whether to adjust the compensation of any one of our named executive officers, we annually take into account the following:

•	market compensation levels for each position;

•	the contributions and performance of each named executive officer;

•	the increase or decrease in responsibilities and role of each named executive officer;

•	the criticality of the role of each named executive officer; and

•	the ability and readiness of each named executive officer to assume greater responsibility within the organization.

In addition, with respect to newly hired named executive officers, we take into account their prior base salary and annual incentive awards, their expected contribution and our business needs.

In addition, beginning in late 2007, our compensation committee retained an independent compensation consultant, Radford Surveys + Consulting, a business unit of Aon Consulting, Inc., to assist the committee in developing our overall executive compensation and director compensation program. We engaged this independent compensation consultant also to develop a competitive peer group analysis for our compensation committee for benchmarking purposes for our 2008 fiscal year.

With the assistance of our independent compensation consultant, our compensation committee has determined that the following companies, which we refer to as the Phenomix Peer Group, constitute an appropriate and competitive peer group for benchmarking purposes for our 2008 fiscal year: Acorda Therapeutics, Inc.; Affymax, Inc.; Altus Pharmaceuticals, Inc.; Amicus Therapeutics, Inc.; Anadys Pharmaceuticals, Inc.; ARYx Therapeutics, Inc.; Biodel Inc.; Cadence Pharmaceuticals, Inc.; Elixir Pharmaceuticals, Inc.; MAP Pharmaceuticals, Inc.; Metabasis Therapuetics, Inc.; Molecular Insight Pharmaceuticals, Inc.; Neurocrine Biosciences, Inc.; NeurogesX, Inc.; Orexigen Therapeutics, Inc.; Osiris Therapeutics, Inc.; Pharmasset, Inc.; Sirtris Pharmaceuticals, Inc.; Somaxon Pharmaceuticals, Inc.; and Synta Pharmaceuticals Corp. The companies in the Phenomix Peer Group were selected on the basis of the following criteria:

•	companies in the biotechnology industry who are similar to us in size and complexity and who compete with us in the labor market;

•	clinical development stage companies working towards bringing a product to market;

•	companies with fewer than 150 employees; and

•	companies with market values generally between $100 million and $500 million.

Our compensation committee believes the Phenomix Peer Group is an appropriate comparator because it includes companies with whom we compete for executive talent and companies that face challenges similar to ours.

Executive Compensation Components

Our executive compensation program is composed of base salary, annual incentive cash compensation and equity compensation. Our compensation committee has not adopted a formal policy for allocating between various forms of compensation. However, we generally strive to provide our named executive officers with a balance of short-term and long-term incentives to encourage consistently strong performance. We have historically relied upon base salary as the primary mechanism to attract members of our management team. As a result, the amount of each executive officer’s initial base salary reflects, in part, the competitive landscape for talent at the time he or she joined us. In years subsequent to their hiring, we have generally provided small increases in base salary and relied on annual incentive cash compensation to incentivize each executive to contribute to the achievement of our corporate goals. While we believe that our annual incentive cash component of compensation encourages our executives to focus on near-term performance, generally performance over a one-year period, we rely upon equity-based awards, specifically stock option grants, to encourage our executives to focus on our performance over several years. In addition, we provide our executives with benefits that are generally available to our salaried employees, including medical, dental, group life and accidental death and dismemberment insurance and our 401(k) plan. We have entered into employment offer letter agreements with each of our named executive officers, which set forth their respective salaries and bonuses, and, in certain cases, stock option awards, severance and change in control provisions.

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation, including base salary, incentive cash compensation and equity compensation, to be paid to each of our executives for our fiscal year ended December 31, 2007 based on a number of factors, including:

•	our understanding of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;

•	the roles and responsibilities of our executives;

•	overall corporate performance objectives for the year;

•	the individual experience and skills of, and expected contributions from, our executives; and

•	the provisions of applicable employment offer letter agreements.

In addition to the criteria above, the actual amount and allocation of total compensation (base salary, variable annual bonus compensation and equity awards) paid or issued to our named executive officers also reflects the timing and circumstances of when the executive joined us.

Although no formal policy for allocating between various forms of compensation had been adopted prior to this offering, our compensation committee has, with the assistance of our independent compensation consultant, developed the Phenomix Peer Group, a peer group of comparable companies for benchmarking purposes for each element of the compensation packages for our named executive officers for fiscal 2008. In February 2008, based on the recommendations of our compensation committee, our board of directors approved increased base salaries and established corporate and individual performance goals, as well as targets for each named executive officer within these goals, for fiscal 2008.

Historically, we have also relied on purchased market data and compensation data available to our compensation committee through some of our board members’ affiliations with venture capital investors in comparable private companies and their service on the boards of these companies to help guide our compensation committee’s determination of appropriate annual base salaries and incentive cash compensation amounts. The market data that we purchased consisted of survey results from a broad group of biopharmaceutical and biotechnology companies. We have the ability to analyze subsets of this data, including, for example, data for employees working in San Diego, California or in companies with fewer than 50 employees. Due to the varied types and stages of companies included in this survey, the compensation data ranges were wide. For 2007 and prior periods, this survey data was adequate for our purposes because it indicated the ranges of compensation paid by the companies with which we competed for executive talent. We operate in California and compete with large and small companies at various stages of product development to attract and retain talented employees.

Through our recently engaged compensation consultant, we have obtained access to more refined data to compare compensation for our named executive officers with compensation paid to officers in the similarly sized public and private biopharmaceutical and biotechnology companies, including those comprising the Phenomix Peer Group. Overall, for fiscal 2007, our named executive officers’ base salaries approximated the 60th percentile, and their target cash bonus opportunities were below the 50th percentile, when compared to pre-IPO companies included in the Phenomix Peer Group.

We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation, each element to a greater or lesser extent serves each of our objectives.

Base salary

Our compensation committee annually reviews salary ranges and individual salaries for our named executive officers. We have historically established base salaries for each of our executives based on the following factors:

•	each executive’s level and breadth of responsibilities, number of years’ experience and performance rating over time in his or her position;

•	competition in the marketplace to hire and retain executives;

•	the experience of our directors and management team with respect to salaries and compensation of executives in similarly situated companies in the biopharmaceutical industry; and

•	our desire to hire and retain our management team in an extremely competitive environment.

Based on the factors listed above, the compensation committee established annual base salaries for our fiscal year ended December 31, 2007 for each of our named executive officers as follows:

Name	Base Salary
Laura K. Shawver, Ph.D.	$375,000
Julie Cherrington, Ph.D.	295,000
Christopher L. Burnley	275,000
John E. Crawford	240,000
Hans-Peter Guler, M.D.	325,000
David Campbell, Ph.D.	247,000

We believe that the base salaries paid to our named executive officers during our fiscal year ended December 31, 2007 achieve our executive compensation objectives and are competitive with those of similarly situated private companies. We base this belief, in part, on our comparison of these base salaries to the base salaries paid by pre-IPO companies included in the Phenomix Peer Group, our review of the results of a leading life sciences compensation survey and compensation information available to our compensation committee through some of our board members’ affiliations with venture capital investors in comparable private companies and their service on the boards of these companies.

Annual cash incentive program

We designed our cash incentive program for the year ended December 31, 2007 to reward our named executive officers based upon our achievement of certain corporate goals, as approved in advance by our compensation committee and board of directors, as well as for their individual performance. Our cash incentive program emphasizes pay-for-performance and is intended to align executive compensation with achievement of certain operating results. The compensation committee communicates the bonus criteria to the named executive officers at the beginning of the fiscal year. The performance goals established by the compensation committee are based on our business strategy and the objective of building stockholder value. For our fiscal year ended December 31, 2007, our compensation committee (with board approval) set corporate goals and objectives in the following areas:

•	commencing Phase 2b clinical trials of PHX1149;

•	preparing for Phase 3 clinical trials of PHX1149;

•	selecting a clinical candidate for our HCV program;

•	advancing our HCV preclinical development program;

•	maximizing value by evaluating strategic opportunities;

•	completing our Series C preferred stock financing;

•	achieving cash flow from partnering arrangements, if appropriate;

•	advancing an additional program to the development candidate stage;

•	identifying opportunities for growth through collaborative arrangements or licensing; and

•	planning for an initial public offering.

Given the nature of these goals and the development stage of our company, our compensation committee makes a qualitative assessment as to the extent that the corporate goals have been satisfied. Our chief executive officer makes recommendations to the compensation committee regarding the compensation of the other named executive officers based on their individual performance. The compensation committee makes this same determination with respect to our chief executive officer.

The compensation committee also established target bonus levels for each of the named executive officers based on the compensation committee members’ general understanding of annual cash incentive payments to executives in the biotechnology industry. For our fiscal year ended December 31, 2007, the target cash bonus opportunities for each of our named executive officers, as a percentage of base salary and as a fixed dollar amount, were as follows:

Name	Target Cash Bonus As a Percentage of Base Salary	Target Cash Bonus As a Fixed Dollar Amount
Laura K. Shawver, Ph.D.	25%	$93,750
Julie Cherrington, Ph.D.	20	59,000
Christopher L. Burnley	20	55,000
John E. Crawford	20	48,000
Hans-Peter Guler, M.D.	10	32,500
David Campbell, Ph.D.	10	24,700

These targets represent a significant percentage of our named executive officers’ base salaries and vary depending on position of the named executive officer, with our chief executive officer having the highest percentage of her compensation tied to our corporate goals and objectives because she has the greatest influence over our success. We believe that structuring our cash incentive program this way appropriately aligns our executives’ compensation to our performance and creation of stockholder value.

In December 2007, the compensation committee evaluated our overall performance and the performance of each executive and made determinations regarding the cash bonuses to be paid to each of our named executive officers. In making these determinations, our compensation committee took into account the extent to which each executive contributed to the achievement of our corporate goals for 2007, the recommendations of our chief executive officer with respect to each executive other than herself and the length of time each executive had served in his or her respective position. Based on that evaluation and determination, we awarded cash bonuses to each of our named executive officers as follows:

Name	Amount of Cash Bonus
Laura K. Shawver, Ph.D.	$87,000
Julie Cherrington, Ph.D.	52,000
Christopher L. Burnley	51,000
John E. Crawford	10,000
Hans-Peter Guler, M.D.	30,000
David Campbell, Ph.D.	20,000

Mr. Crawford’s cash bonus was pro-rated to reflect his joining our company in October 2007.

We engaged an independent compensation consultant to assist our compensation committee to establish the parameters of our annual cash incentive program for fiscal year 2008. Accordingly, target bonuses and bonus criteria for our fiscal year ended December 31, 2007 may not be indicative of the targets established for 2008 and future years as our mix of compensation elements and our overall corporate and individual performance objectives may change after we become a public company. With the assistance of our compensation consultant, our board of directors, upon the recommendation of the compensation committee, has established an annual cash incentive program for fiscal 2008, which includes both corporate goals and individual performance targets in the following areas:

•	advancing the development of PHX1149;

•	expanding our product portfolio through the development of PHX1766 and the selection of a backup candidate for our HCV program;

•	financing our continued operations;

•	securing strategic alternatives to maximize the value of our product candidates, such as through collaborative arrangements; and

•	engaging in other activities directed toward future growth of our company.

Equity compensation

We also use stock options to attract, retain, motivate and reward our employees, including the named executive officers. Through our equity-based grants, we seek to align the interests of our named executive officers with our stockholders, reward and motivate both near-term and long-term executive performance and provide an incentive for retention. Our decisions regarding the amount and type of equity incentive compensation, the allocation of equity and relative weighting of these awards within total executive compensation have been based on our understanding and individual experiences of market practices of similarly-situated companies and our negotiations with our executives in connection with their initial employment or promotion. Equity-based incentive awards are intended to be the longer-term components of our overall executive compensation program. While annual incentive cash compensation is designed to encourage shorter-term performance (generally over a one-year period), equity-based awards are designed to encourage our named executives’ performance over several years.

Substantially all of our employees, including our named executive officers, receive stock option grants under our 2001 Stock Option Plan, or the 2001 Plan. We grant stock option awards to our employees generally upon the commencement of their employment, upon a promotion and from time to time based on level of equity ownership, performance and expected future contribution, as part of our overall compensation program. Stock option awards provide our named executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to 10 years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over four years, either pro rata on a monthly basis or beginning with 25% vesting one year after the vesting commencement date, then vesting in equal monthly installments thereafter. In addition, certain of the stock options granted to our named executive officers vest upon the achievement of milestones. Some of our stock option awards also include an early exercise provision that allows for immediate exercise of the stock option. In the event of an early exercise, the shares of common stock issued upon exercise of the option that have not yet vested will be subject to repurchase by us at the exercise price paid by the executive upon any termination event. The vesting of the shares underlying these option grants to our named executive officers is the same as the vesting for stock option awards generally. Thus, while the executive is able to exercise the options immediately to take advantage of beneficial tax treatment in certain circumstances, the continued vesting of the shares so exercised and the executive’s ability to retain the shares and any appreciation in the value of these shares are still dependent upon the executive’s continued service. As a result, these grants continue to align the interests of the executive with those of our stockholders. Our compensation committee has recommended these equity awards to provide for an additional long-term incentive and to facilitate the long-term tax planning of the named executives.

To date, all grants of stock options to our named executive officers have been subject to approval by the board of directors. The date of grant and the fair market value of the award are based upon the date of the board meeting approving such grant. The following factors are considered in determining the amount of equity incentive awards, if any, to grant to our named executive officers:

•	the number of shares subject to, and exercise prices of, outstanding options, both vested and unvested, held by our executives;

•	the vesting schedule of the unvested stock options held by our executives;

•	the amount of equity incentive awards granted to executives by companies with which we compete for management personnel; and

•	the amount and percentage of our total equity on a diluted basis held by our executives.

All historical stock option grants were made at what our board of directors determined to be the fair market value of shares of our common stock on the respective grant dates. In contemplation of this initial public offering, we reexamined the valuations of our common stock in December 2007. In connection with that reexamination, we prepared retrospective valuations of the fair value of our common stock for financial reporting purposes as of September 30, 2007. We believe that the valuation methodologies used in the retrospective valuations are reasonable and that the preparation of the retrospective valuations was necessary due to the fact that the timeframe for a potential initial public offering had accelerated significantly since the contemporaneous valuations were prepared.

We recognize stock-based compensation expense under SFAS No. 123R using the fair-value based method for all awards granted on or after the date of our adoption and these values have since been reflected in our consolidated financial statements.

Based on the factors listed above, on April 17, 2007, our board of directors granted time-based options to purchase shares of our common stock to each of our named executive officers as follows:

Name	Number of Shares Underlying Options
Laura K. Shawver, Ph.D.	230,000
Julie Cherrington, Ph.D.	140,000
Christopher L. Burnley	45,000
Hans-Peter Guler, M.D.	80,000
David Campbell, Ph.D.	80,000

Each of these stock options vests in equal monthly installments over four years from the vesting commencement date of February 28, 2007. Our board of directors granted these stock options primarily to ensure that management was adequately incentivized after the dilution of their individual equity holdings as a result of the private financing transaction completed in February 2007, in which we issued 6,610,577 shares of Series C preferred stock.

On April 17, 2007, the board also granted performance-based stock options to each of Dr. Shawver and Mr. Burnley for the purchase of 90,000 and 45,000 shares of our common stock, respectively, which were to vest and become exercisable upon our execution of a partnering, licensing or collaboration agreement relating to our DPP-4 inhibitor or HCV protease inhibitor development programs or an affirmative determination by our board of directors not to partner, license or enter into collaborations relating to these programs. These performance-based stock options were granted to Dr. Shawver and Mr. Burnley in recognition of the importance of their roles in assisting us to achieve a partnering, licensing or collaboration agreement. All of the stock options granted on April 17, 2007 had an exercise price of $.43, the fair market value of our common stock on the date of grant, as determined by our board of directors.

On September 18, 2007, our board of directors granted time-based stock options to each of our named executive officers as follows:

Name	Number of Shares Underlying Options
Laura K. Shawver, Ph.D.	310,000
Julie Cherrington, Ph.D.	135,000
Christopher L. Burnley	120,000
Hans-Peter Guler, M.D.	90,000
David Campbell, Ph.D.	93,000

Each of these stock options vests in equal monthly installments over four years from the vesting commencement date of September 4, 2007. Our board of directors granted these stock options primarily to restore management’s equity positions in our company to previous levels following the completion of a private financing transaction in September 2007, in which we issued 6,610,577 shares of Series C preferred stock. All of the stock options granted on September 18, 2007 had an exercise price of $.66, the fair market value of our common stock on the date of grant, as determined by our board of directors. Additionally, on September 18, 2007, our board of directors affirmatively determined, based on its decision not to pursue partnering, licensing or collaboration opportunities at that time, that the performance objective had been met, and the April 2007 performance-based stock options granted to Dr. Shawver and Mr. Burnley should be deemed fully vested.

The relative size of all of our stock option awards is primarily driven by the position and level of responsibility the grantee currently holds, his or her expected future position and level within our organization and his or her individual performance. The stock option grants to Dr. Shawver during the fiscal year ended December 31, 2007 were substantially larger than to each of our other named executive officers in consideration of Dr. Shawver’s critical role as our chief executive officer and comparisons made by the board to other chief executive officers in our industry.

On October 8, 2007, our board of directors granted Mr. Crawford a time-based stock option to purchase 425,000 shares of our common stock in connection with his hiring. This stock option vests over four years, beginning with 25% vesting one year after the grant date, then vesting in equal monthly installments thereafter. Mr. Crawford’s stock option award has an early exercise provision allowing for the immediate exercise of the option, and Mr. Crawford exercised the option with respect to 200,000 shares in October 2007. Our board made this stock option grant to Mr. Crawford for two reasons. First, it wanted to provide him with an appropriate long-term incentive through time-based vesting, to encourage retention. Second, it made this grant as part of Mr. Crawford’s initial compensation package in order to provide him with an equity award that is comparable to what he could receive from companies with which we compete for talent, based on the board’s understanding of the equity awards made to similar executives by such companies. We granted this stock option at an exercise price of $.66 per share, the fair market value on the date of grant, as determined by our board of directors.

Other benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. In 2007, we began matching up to the first $1,000 contributed by each of our employees to the 401(k) plan. With the exception of our 401(k) plan, we do not offer retirement benefits. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our named executive officers. The compensation committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable.

Historically, we made housing relocation loans to Dr. Shawver, Dr. Cherrington and Mr. Burnley in connection with each of their employment arrangements in order to recruit these executives from outside the San Diego area to join our company in San Diego, where housing costs are high. We lent the following principal amounts to these officers pursuant to promissory notes on the dates set forth below:

Name	Loan Amount	Date
Laura K. Shawver, Ph.D.	$600,000	June 14, 2002
Julie Cherrington, Ph.D.	150,000	July 22, 2004
Christopher L. Burnley	200,000	June 12, 2003

These loans and our forgiveness of the remaining outstanding amounts under the promissory notes are more fully described below under “Certain Relationships and Related Person Transactions—Loans to Executive Officers.” In addition, in connection with our forgiveness of the remaining outstanding amounts under Dr. Cherrington’s loan, we agreed to pay Dr. Cherrington an additional $13,290 during fiscal 2008. Under our original arrangement with Dr. Cherrington, we would have forgiven the remaining outstanding amount of her loan over a period of two years from 2008 through 2009. Our decision to forgive all of the outstanding balance in 2008 resulted in an additional tax burden to Dr. Cherrington for that year. Accordingly, we paid the additional $13,290 to Dr. Cherrington to offset tax consequences associated with the accelerated forgiveness of the loan.

Section 162(m) of the Internal Revenue Code places a limit of $1 million on the amount of compensation that a public company may deduct in any one year with respect to certain of its named executive officers. Certain performance-based compensation approved by stockholders is not subject to this deduction limit. Our compensation committee’s strategy in this regard is to be cost and tax efficient. Therefore, the compensation committee intends to preserve corporate tax deductions, while maintaining the flexibility in the future to approve arrangements that it deems to be in our best interests and the best interests of our stockholders, even if these arrangements do not always qualify for full tax deductibility.

Severance and change of control benefits

Based on our recent experience hiring executive officers and comparable benefits offered by companies with which we compete for experienced management personnel, our compensation committee recommended that our board of directors adopt a change of control policy providing for specific benefits to officers at the levels of vice president and above, which includes each of our named executive officers, upon a change of control of our company.

In October 2007, upon the recommendation of our compensation committee, our board of directors approved and adopted a change of control policy pursuant to which each of our officers at the levels of vice president and above will be entitled to full acceleration of all options held by them, such that all of these options will be immediately exercisable, in the event they are involuntarily terminated within 90 days before or 365 days after a “change of control” or a “fundamental transaction,” as these terms are defined in the 2001 Plan. For purposes of the change of control policy, our board of directors determined that the following circumstances would constitute an involuntary termination:

•	the individual’s termination without “cause,” as defined in the 2001 Plan; or

•	the individual’s resignation due to:

•	the assignment to him or her of any duties or a reduction in his or her duties, either of which results in a significant diminution in his or her responsibilities with our company;

•	a material reduction in his or her base salary as in effect immediately before such reduction;

•

a material reduction in the kind or level of employee benefits to which the individual is entitled immediately prior to such reduction, with the result that his or her overall benefits package is substantially reduced, except for any across-the-board reduction similarly affecting all or substantially all management; or

•

the relocation of the individual’s employment to a facility or location more than 50 miles from the location where he or she is principally employed by us, if the individual does not approve the relocation.

Our goal in adopting this change of control policy is to further align the interests of our executives with the interests of our stockholders by providing the executives with an equity-based incentive to focus on the requirements of our business, particularly in connection with a change of control, regardless of any potential implications for his or her position.

The terms of the severance and any cash benefits in connection with a change of control currently in place with certain of our named executive officers were negotiated on a person-by-person basis at the time of their hiring. The negotiated position was dictated, in part, by our board’s understanding of market norms at the time of the hiring and the importance of each named executive officer’s role in our organization and, in part, by each named executive officer’s individual expectations. In August 2005, our board of directors adopted a policy providing that each executive officer would be entitled to a cash severance equal to six months’ base salary if he or she is involuntarily terminated in the event of a change of control, as defined in the 2001 Plan. Our current severance and cash-based change of control benefits to our named executive officers are more fully described below under “—Employment Agreements and Severance Agreements” with respect to each named executive officer.

Summary Compensation Table

The following table summarizes the compensation earned during the fiscal year ended December 31, 2007, for our named executive officers.

Name and Principal Position	Salary	Bonus	Option Awards(1)	All Other Compensation		Total
Laura K. Shawver, Ph.D. Chief Executive Officer	$375,000	$87,000	$521,000	$340,000	(3)	$1,323,000
Julie Cherrington, Ph.D. President	295,000	52,000	127,000	33,000	(3)	507,000
Christopher L. Burnley Executive Vice President and Chief Operating Officer	275,000	51,000	211,000	54,000	(3)	591,000
John E. Crawford Chief Financial Officer(2)	50,000	10,000	104,000	—		164,000
Hans-Peter Guler, M.D. Vice President, Clinical Development	325,000	30,000	76,000	—		431,000
David Campbell, Ph.D. Vice President, Drug Discovery and Preclinical Sciences	247,000	20,000	77,000	—		344,000

(1)	Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123R and is being amortized over the vesting period of the related award. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123R when recognizing stock-based compensation expense for financial statement reporting purposes for fiscal 2007. For a discussion of the valuation assumptions used in calculating this amount, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation.”
(2)	Mr. Crawford was hired as our chief financial officer in October 2007. As a result, his salary in the above table represents a pro-rated percentage of his annual base salary of $240,000 for the fiscal year ended December 31, 2007; his bonus was similarly pro-rated.
(3)	“All Other Compensation” represents (i) $325,000 in principal and $15,000 in accrued interest forgiven by us under a relocation loan to Dr. Shawver, (ii) $30,000 in principal and $3,000 in accrued interest forgiven by us under a relocation loan to Dr. Cherrington and (iii) $50,000 in principal and $4,000 in accrued interest forgiven by us under a relocation loan to Mr. Burnley. The terms of these relocation loans and our forgiveness of the amounts due under them are more fully described below under “Certain Relationships and Related Transactions—Loans to Executive Officers.”

Grants of Plan-Based Awards—2007

The following table sets forth certain information with respect to awards under our non-equity incentive plan and equity incentive plan made by us to our named executive officers during the fiscal year ended December 31, 2007:

Name	Grant Date	Number of Securities Underlying Options(1)		Exercise or Base Price of Option Awards	Grant Date Fair Value of Option Awards
Laura K. Shawver, Ph.D.	4/17/2007	230,000	(2)	$.43	$718,000
	4/17/2007	90,000	(3)	.43	281,000
	9/18/2007	310,000	(2)	.66	1,085,000
Julie Cherrington, Ph.D.	4/17/2007	140,000	(2)	.43	437,000
	9/18/2007	135,000	(2)	.66	473,000
Christopher L. Burnley	4/17/2007	45,000	(2)	.43	140,000
	4/17/2007	45,000	(3)	.43	140,000
	9/18/2007	120,000	(2)	.66	420,000
John E. Crawford	10/8/2007	425,000	(4)	.66	1,785,000
Hans-Peter Guler, M.D.	4/17/2007	80,000	(2)	.43	250,000
	9/18/2007	90,000	(2)	.66	315,000
David Campbell, Ph.D.	4/17/2007	80,000	(2)	.43	250,000
	9/18/2007	93,000	(2)	.66	326,000

(1)	All option awards were granted under the 2001 Plan and are subject to the related award agreements.
(2)

Option shares subject to time-based vesting criteria. One forty-eighth (1/48th) of the total number of shares underlying this option vests on a monthly basis over four years from the vesting commencement date.

(3)	Option shares subject to performance-based vesting criteria. All of these options vested in full upon the board’s determination on September 18, 2007 that the performance criteria had been met.
(4)

This option is subject to an early exercise provision and was fully exercisable upon grant. Twenty-five percent of the shares underlying this option vest on the first anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the original number of shares vests at the end of each successive month thereafter until the fourth anniversary of the vesting commencement date.

Outstanding Equity Awards at December 31, 2007

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2007:

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price		Option Expiration Date
Laura K. Shawver, Ph.D.	1,500	(1)	—		$10.50	(2)	6/16/2012
	200	(3)	—		10.50	(2)	6/17/2012
	1,000	(4)	—		10.50	(2)	10/1/2013
	3,000	(3)	—		10.50	(2)	10/1/2013
	3,000	(3)	—		10.50	(2)	10/1/2013
	127,228	(5)	222,649	(5)	.35		4/15/2015
	87,626	(5)	159,791	(5)	.35		7/18/2016
	25,000	(6)	75,000	(6)	.35		12/12/2016
	47,916	(5)	182,084	(5)	.43		4/17/2017
	90,000	(3)	—		.43		4/17/2017
	19,375	(5)	290,625	(5)	.66		9/18/2017
Julie Cherrington, Ph.D.	4,000	(7)	—		10.50	(2)	10/31/2013
	458	(6)	42	(6)	10.50	(2)	4/20/2014
	1,000	(3)	—		10.50	(2)	4/20/2014
	103,077	(5)	20,616	(5)	.35		4/14/2015
	41,043	(5)	52,770	(5)	.35		7/18/2016
	21,250	(6)	63,750	(6)	.35		12/12/2016
	29,166	(5)	110,834	(5)	.43		4/17/2017
	8,437	(5)	126,563	(5)	.66		9/18/2017
Christopher L. Burnley	3,620	(8)	—		10.50	(2)	5/12/2013
	2,042	(6)	238	(6)	10.50	(2)	5/12/2014
	1,000	(9)	—		10.50	(2)	7/8/2014
	12,298	(5)	15,370	(5)	.35		4/14/2015
	13,102	(5)	58,959	(5)	.35		7/18/2016
	5,209	(6)	37,500	(6)	.35		12/12/2016
	6,563	(5)	42,188	(5)	.43		4/17/2017
	45,000	(3)	—		.43		4/17/2017
	7,500	(5)	112,500	(5)	.66		9/18/2017
John E. Crawford	225,000	(10)	—		.66		10/8/2017
Hans-Peter Guler, M.D.	2,187	(6)	813	(6)	10.50	(2)	8/10/2014
	64,424	(5)	23,929	(5)	.35		4/14/2015
	21,956	(5)	40,040	(5)	.35		7/18/2016
	12,500	(6)	37,500	(6)	.35		12/12/2016
	16,666	(5)	63,334	(5)	.43		4/17/2017
	5,625	(5)	84,375	(5)	.66		9/18/2017
David Campbell, Ph.D.	3,000	(11)	—		10.50	(2)	5/4/2013
	2,000	(3)	—		10.50	(2)	4/20/2014
	375	(6)	125	(6)	10.50	(2)	12/31/2014
	27,894	(5)	11,965	(5)	.35		4/14/2015
	30,732	(5)	39,513	(5)	.35		7/18/2016
	10,000	(6)	30,000	(6)	.35		12/12/2016
	16,666	(5)	63,334	(5)	.43		4/17/2017
	5,812	(5)	87,188	(5)	.66		9/18/2017

(1)	This option was subject to early exercise upon grant.
(2)	These stock options were originally granted at an exercise price of $.105 per share. The exercise price and share number reflect a 100-to-1 reverse split of our common stock in April 2005.
(3)	This option vested and became fully exercisable based on performance criteria established by the board of directors.
(4)	This option was fully vested and exercisable upon grant.
(5)	One forty-eighth (1/48th) of the original number of shares underlying this option vests on a monthly basis over four years from the vesting commencement date.
(6)

Twenty-five percent (25%) of the original number of shares underlying this option vested on the first anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the original number of shares vests at the end of each successive month thereafter until the fourth anniversary of the vesting commencement date.

(7)	This option vested and became fully exercisable on October 31, 2007.
(8)	This option vested and became fully exercisable on May 12, 2007.
(9)	This option vested and became fully exercisable on July 22, 2004.
(10)

This option was subject to early exercise upon grant. Twenty-five percent (25%) of the original number of shares underlying this option vests on the first anniversary of the vesting commencement date of October 8, 2007, and one forty-eighth (1/48th) of the original number of shares vests at the end of each successive month thereafter until the fourth anniversary of the vesting commencement date. Mr. Crawford exercised a portion of this option for 200,000 shares on October 15, 2007.

(11)	This option vested and became fully exercisable on May 4, 2007.

Option Exercises and Stock Vested—2007

The following table provides certain information regarding the number of stock options exercised under the 2001 Plan and the corresponding amounts realized by the named executive officers during the year ended December 31, 2007. None of our named executive officers held any other stock awards that were subject to vesting during the year ended December 31, 2007.

2007 Option Exercises and Stock Vested Table

	Option Awards
Name	Number of Shares Acquired on Exercise(1)		Value Received on Exercise(2)
Laura K. Shawver, Ph.D.	—		$—
Julie Cherrington, Ph.D.	—		—
Christopher L. Burnley.	162,738		584,004
John E. Crawford	200,000	(3)	700,000
Hans-Peter Guler, M.D.	—		—
David Campbell, Ph.D.	75,000		338,250

(1)	All option awards were granted under the 2001 Plan pursuant to related stock option agreements.
(2)	There was no public market for our common stock in 2007. We have estimated the value realized on exercise based on the reassessed fair value on the date of grant, less the option exercise price. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation” for a discussion on estimated fair value.
(3)	The shares, which were acquired upon Mr. Crawford’s early exercise of his stock option, have not vested and are subject to our right of repurchase.

Stock and Benefit Plans

2001 Stock Option Plan

Our 2001 Stock Option Plan, or the 2001 Plan, was adopted by our board of directors and approved by our stockholders in October 2001. Most recently, the 2001 Plan was amended in September 2007 to increase the number of shares of common stock reserved for issuance under the plan. We currently have reserved a total of 5,037,222 shares of our common stock for issuance under our 2001 Plan. As of December 31, 2007, 4,075,971 of these shares were subject to outstanding options and 296,551 of these shares were available for issuance.

The 2001 Plan is administered by our board of directors. The administrator of the 2001 Plan has the authority to select the participants to whom options are granted, to determine the times at which options are granted, to determine the number of shares subject to each option, to determine the types of payment that may be used to exercise options, to determine the effect of a change of control or similar transaction on the treatment of options and otherwise to determine the specific terms and conditions of each option, subject to the provisions of the 2001 Plan.

The 2001 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, to employees and for the grant of non-statutory stock options to employees, consultants and non-employee directors. Stock options granted under the 2001 Plan have a maximum term of ten years from the date of grant; provided that incentive stock options granted to any holder of stock representing more than 10% of our voting power have a maximum term of five years from the date of grant. All non-qualified stock options granted under the 2001 Plan must have an exercise price no less than 85% of the fair market value of our common stock on the date of grant, and all incentive stock options must have an exercise price of no less than 100% of the fair market value of our common stock on the date of grant. In addition, the exercise price of all stock options intended to qualify as “qualified incentive-based compensation” under Section 162(m) of the Internal Revenue Code of 1986 must be no less than the fair market value of the common stock on the date of grant, and the exercise price of any stock option granted to any optionee who owns stock representing more than 10% of our voting power must be no less than 110% of the fair market value of our common stock on the grant date.

In general, if an optionee’s service terminates for any reason other than death, disability or cause, the optionee may exercise his or her vested options prior to the earlier of their expiration date or 30 days following the date of termination. If the optionee’s service terminates as a result of the optionee’s death or disability, the options vested as of the date of death or disability may be exercised before the earlier of their expiration date or one year after the optionee’s death or disability. If an optionee’s service is terminated for cause, all outstanding options held by the optionee will automatically terminate and cease to be exercisable at the time of the termination for cause. The 2001 Plan defines “cause” as dishonesty, fraud, misconduct, disclosure or misuse of confidential information, conviction of, or a plea of guilty or no contest to, a felony or similar offense, habitual absence from work for reasons other than illness, intentional conduct that could cause significant injury to our company or an affiliate, or habitual abuse of alcohol or a controlled substance, in each case as determined by our board of directors.

The 2001 Plan defines a “fundamental transaction” as a merger in which our company is not the surviving entity, or any other transaction or event the result of which other securities are substituted for shares of our common stock. In the event of a fundamental transaction, the board may provide for the substitution of options outstanding under the 2001 Plan for options to purchase securities other than our common stock, accelerate the vesting of outstanding options under the 2001 Plan and provide for their termination upon the closing of the fundamental transaction if not previously exercised, cancel options outstanding under the 2001 Plan in exchange for cash payments to the optionees, arrange for any company repurchase rights applicable to the common stock underlying the options to apply to securities issued in substitution for such common stock or terminate any company repurchase rights applicable to the shares of common stock underlying the options. The board may designate certain other transactions, such as a transaction in which the beneficial holders of our securities immediately before the transaction own 50% or less of our voting power immediately after the transaction, as a “change of control.” In connection with a change of control, the board may take any of the actions described above for a fundamental transaction, and the board may extend the date for exercise of options granted under the 2001 Plan (but not beyond their original expiration date). The board may also designate certain sales or transfers of our equity securities or assets to a third party as a “divestiture.” In connection with a divestiture, the board may take any of the actions described above for a change of control with respect to options held by optionees whose employment or service relationship with our company is terminated as a result of the divestiture.

In connection with the adoption of our 2008 Stock Option and Incentive Plan, or the 2008 Plan, which is discussed below, our board of directors has determined not to grant any further awards under the 2001 Plan after this offering. However, all options previously granted under the 2001 Plan will remain outstanding and will be administered under the terms and conditions of the 2001 Plan.

2008 Stock Option and Incentive Plan

Our 2008 Plan was adopted by our board of directors and approved by our stockholders in                     . The 2008 Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. We have initially reserved             shares of our common stock for the issuance of awards under the 2008 Plan. The 2008 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2009, by     % of the outstanding number of shares of common stock on the immediately preceding December 31 or a lesser amount as may be determined by the board of directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2001 Plan after this registration statement becomes effective and shares that are forfeited or cancelled from awards under the 2008 Plan also will be available for future awards. Awards will not be granted under the 2008 Plan prior to the effectiveness of the registration statement of which this prospectus is a part.

The 2008 Plan will be administered by either a committee of at least two non-employee directors, our compensation committee or our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2008 Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2008 Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2008 Plan. For example, no more than             shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period and no more than             shares may be granted in the form of incentive stock options.

The exercise price of stock options awarded under the 2008 Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised. Subject to the provisions of the 2008 Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised will be set forth in the applicable stock option agreements.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. To the extent that any portion of an incentive stock option award fails to qualify as such, that portion will be treated as a non-qualified stock option.

Stock appreciation rights may be granted under our 2008 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2008 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase.

Deferred and unrestricted stock awards may be granted under our 2008 Plan. Deferred stock awards are units entitling the recipient to receive shares of stock paid out on a deferred basis, and are subject to such restrictions and conditions as the administrator shall determine. Our 2008 Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Cash-based awards may be granted under our 2008 Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Performance shares may be granted under our 2008 Plan. Performance shares are awards entitling the grantee to receive shares of our common stock upon the attainment of pre-established performance goals. The administrator determines the performance goals with respect to awards of performance shares. If the performance goals are not attained, no shares will be granted to the recipient.

Dividend equivalent rights may be granted under our 2008 Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

Unless the administrator provides otherwise, our 2008 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar “sale event,” unless assumed or substituted, all stock options and stock appreciation rights granted under the 2008 Plan will automatically become fully exercisable, all other awards granted under the 2008 Plan will become fully vested and non-forfeitable and awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the administrator’s discretion. Upon the effective time of any such sale event, the 2008 Plan and all awards will terminate unless the parties to the transaction, in their discretion, provide for appropriate substitutions or assumptions of outstanding awards.

No awards may be granted under the 2008 Plan after                     2018. In addition, our board of directors may amend or discontinue the 2008 Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder’s consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not “reprice” or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2008 Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2008 Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2008 Plan, (iv) is required by the NASDAQ Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

2008 Employee Stock Purchase Plan

Our 2008 Employee Stock Purchase Plan, or 2008 ESPP, was adopted by our board of directors and approved by our stockholders in                     2008 and will become effective upon the completion of this offering. We have reserved a total of             shares of our common stock for issuance to participating employees under the 2008 ESPP.

All of our employees, including our directors who are employees and all employees of any of our participating subsidiaries, who have been employed by us for at least six months prior to enrolling in the 2008 ESPP, who are employees on the first day of the offering period, and whose customary employment is for more than twenty hours a week and have completed at least six months of employment, will be eligible to participate in the 2008 ESPP. Employees who would, immediately after being granted an option to purchase shares under the 2008 ESPP, own 5% or more of the total combined voting power or value of all of classes of stock of our company or any subsidiary, may not be granted any option under the 2008 ESPP.

We will make one or more offerings to our employees to purchase stock under the 2008 ESPP. The first offering will begin on the first day of this offering and end on the following December 31. Subsequent offerings will begin on each January 1, or the first business day thereafter and end on the last business day occurring on or before December 31. During each offering period, payroll deductions will be made and held for the purchase of common stock at the end of the offering period.

On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the 2008 ESPP an option to purchase shares of our common stock. The employee may authorize deductions from 1% to 25% of his compensation for each payroll period during the offering period. On the last day of the offering period, the employee will be deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions; provided that, with respect to the first offering, the exercise of each option shall be conditioned on the closing of this offering. Under the terms of the 2008 ESPP, the option exercise price shall be equal to 85% of the closing price on the first day of the applicable offering or the exercise date, whichever is less.

An employee who is not a participant on the last day of the offering period will not be entitled to exercise any option and the employee’s accumulated payroll deductions will be refunded. An employee’s rights under the 2008 ESPP will terminate upon voluntary withdrawal from the 2008 ESPP at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the balance in the employee’s account will be paid to the employee’s beneficiary.

401(k) Savings Plan

We have established a 401(k) plan for all employees who meet certain eligibility requirements. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code of 1986, as amended. Our 401(k) plan provides that each participant may contribute a portion of his or her pre-tax compensation, up to the applicable statutory limit. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits. In 2007, we began matching up to the first $1,000 contributed by each of our employees to the 401(k) plan. We made matching contributions totaling approximately $35,000 during 2007.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements and Severance Agreements

Laura K. Shawver, Ph.D. We are party to an employment offer letter agreement with Laura K. Shawver, Ph.D. dated April 8, 2002. The agreement provides for at-will employment and set Dr. Shawver’s initial base salary at $325,000. Dr. Shawver is entitled to customary employee benefits, such as group health insurance coverage and other benefits offered to employees at a similar level of responsibility. In connection with her employment, we granted Dr. Shawver an option to purchase 600,000 shares of our common stock (subsequently adjusted to 6,000 shares of common stock to reflect a 100-to-1 reverse split of our common stock in April 2005). This option award provided for early exercise, subject to our right of repurchase upon a termination event. The option shares became fully vested in April 2006, on the fourth anniversary of Dr. Shawver’s start date. Accordingly, our right to repurchase the shares acquired pursuant to this option has lapsed. In addition, Dr. Shawver was also eligible to receive bonus stock option grants to acquire 50,000 shares of our common stock at the end of each of the first three years of her employment, subject to the attainment of certain performance milestones.

The agreement also provided for mortgage assistance in connection with Dr. Shawver’s purchase of a residence in San Diego, including a loan in the aggregate principal amount of $600,000. The terms of the loan are more fully described below under “Certain Relationships and Related Transactions—Loans to Executive Officers.”

The employment offer letter agreement further provides for certain payments upon termination, which are more fully described below under “—Potential Payments upon Termination or Change-in-Control—Laura K. Shawver, Ph.D.”

Julie Cherrington, Ph.D. We are party to an employment offer letter agreement with Julie Cherrington, Ph.D. dated August 27, 2003. The agreement provides for at-will employment and set Dr. Cherrington’s initial base salary, subject to periodic review, at $250,000. Dr. Cherrington is also eligible to receive an annual performance bonus of up to 20% of her annual base salary. In addition, Dr. Cherrington is entitled to customary employee benefits, such as group health insurance coverage and other benefits offered to employees at a similar level of responsibility. The agreement also provided for the one-time grant of an option to acquire 400,000 shares of our common stock (subsequently adjusted to 4,000 shares of common stock to reflect a 100-to-1 reverse split of our common stock in April 2005), which vested over four years and became fully vested in October 2007.

The agreement also provided for mortgage assistance in connection with Dr. Cherrington’s purchase of a residence in San Diego, including a loan in the aggregate principal amount of $150,000. The terms of the loan are more fully described below under “Certain Relationships and Related Transactions—Loans to Executive Officers.”

The employment offer letter agreement further provides for certain payments upon termination, which are more fully described below under “—Potential Payments upon Termination or Change-in-Control—Julie Cherrington, Ph.D.”

Christopher L. Burnley. We are party to an employment offer letter agreement with Christopher L. Burnley dated April 24, 2003. The agreement provides for at-will employment and set Mr. Burnley’s initial base salary at $225,000. Mr. Burnley is also eligible to receive an annual performance bonus of up to 20% of his annual base salary. In addition, Mr. Burnley is entitled to customary employee benefits, such as group health insurance coverage and other benefits offered to employees at a similar level of responsibility. The agreement also provided for the one-time grant of an option to acquire 362,000 (subsequently adjusted to 3,620 shares of common stock to reflect a 100-to-1 reverse split of our common stock in April 2005) shares of our common stock, which vested over four years and became fully vested in May 2007.

The agreement also provided for mortgage assistance in connection with Mr. Burnley’s purchase of a residence in San Diego, including a loan in the aggregate principal amount of $200,000. The terms of the loan are more fully described below under “Certain Relationships and Related Transactions—Loans to Executive Officers.”

The employment offer letter agreement further provides for certain payments upon termination, which are more fully described below under “—Potential Payments upon Termination or Change-in-Control—Christopher Burnley.”

John E. Crawford. We are party to an employment offer letter agreement with John E. Crawford dated October 5, 2007. The agreement provides for at-will employment and set Mr. Crawford’s initial base salary, subject to periodic review, at $240,000. Mr. Crawford is also eligible to receive an annual performance bonus with a target of 20% of his annual base salary. In addition, Mr. Crawford is entitled to customary employee benefits, such as group health insurance coverage and other benefits offered to employees at a similar level of responsibility. The agreement also provided for the one-time grant of an option to acquire 425,000 shares of our common stock, of which 25% vests on the first anniversary of the vesting commencement date of October 8, 2007. The remainder of the option shares vest in equal monthly installments thereafter. This option award provided for early exercise, subject to our right of repurchase upon a termination event.

The employment offer letter agreement further provides for certain payments upon termination, which are more fully described below under “—Potential Payments upon Termination or Change-in-Control—John Crawford.”

Hans-Peter Guler, M.D. We are party to an employment offer letter agreement with Hans-Peter Guler, M.D. dated June 12, 2004. The agreement provides for at-will employment and set Dr. Guler’s initial base salary at $300,000. In addition, Dr. Guler is entitled to customary employee benefits, such as group health insurance coverage and other benefits offered to employees at a similar level of responsibility. The agreement also provided for the one-time grant of an option to acquire 300,000 shares of our common stock (subsequently adjusted to 3,000 shares of common stock to reflect a 100-to-1 reverse split of our common stock in April 2005). This option vests over a period of four years from Dr. Guler’s start date.

David A. Campbell, Ph.D. We are party to an employment offer letter agreement with David A. Campbell, Ph.D. dated April 24, 2003. The agreement provides for at-will employment and set Dr. Campbell’s initial base salary at $205,000. In addition, Dr. Campbell is entitled to customary employee benefits, such as group health insurance coverage and other benefits offered to employees at a similar level of responsibility. The agreement also provided for the one-time grant of an option to acquire 300,000 shares of our common stock (subsequently adjusted to 3,000 shares of common stock to reflect a 100-to-1 reverse split of our common stock in April 2005), which vested over four years and became fully vested in May 2007.

Potential Payments upon Termination or Change-in-Control

We have entered into agreements and maintain plans that may require us to make payments or provide specified benefits to the named executive officers in the event of a termination of employment or a change in control. The following tables and narrative disclosures summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the event occurred on December 31, 2007, the last day of our fiscal year, and the cash severance amounts are based on our named executive officers’ annual base salaries for fiscal 2007. For purposes of estimating the value of amounts of equity compensation to be received in the event of termination of employment or change of control, we have assumed a price per share of our common stock of $            , which represents the midpoint of the range set forth on the cover of this prospectus.

As discussed above under “—Compensation Discussion and Analysis—Severance and change of control benefits,” the stock options held by our named executive officers are subject to accelerated vesting under certain circumstances in connection with a change of control of our company. For purposes of the disclosure below, we have assumed (i) the involuntary termination of each named executive officer within 90 days before or 365 days after a “change of control” or a “fundamental transaction,” as defined in the 2001 Plan and (ii) the exercise by each named executive officer of 100% of the unvested stock options that would become fully exercisable in connection with the change of control.

Laura K. Shawver, Ph.D.

Pursuant to our employment offer letter agreement with Dr. Shawver, in the event that her employment is terminated by us without cause or her termination is constructive, Dr. Shawver will be entitled to cash severance payments equal to six months’ base salary (payable in semi-monthly installments). In the event that Dr. Shawver leaves voluntarily or she is terminated with cause, no severance payments will be due.

Payments and Benefits	Involuntary Termination Without Cause or Constructive Termination	Change of Control
Cash Severance	$187,500	$187,500
Stock Option Acceleration	—
Total	$187,500

Julie Cherrington, Ph.D.

Pursuant to our employment offer letter agreement with Dr. Cherrington, in the event that (i) there has been a change in control, (ii) Dr. Cherrington is a full-time employee at the time of the change in control and (iii) within 365 days from and including the date of the change in control Dr. Cherrington’s employment is involuntarily terminated for any reason (other than for cause, death or disability), Dr. Cherrington will be entitled to a cash severance payment equal to six months’ base salary.

Payments and Benefits	Involuntary Termination Without Cause or Constructive Termination	Change of Control
Cash Severance	$—	$147,500
Stock Option Acceleration	—
Total	—

Christopher L. Burnley

Pursuant to our employment offer letter agreement with Mr. Burnley, in the event that (i) there has been a change in control, (ii) Mr. Burnley is a full-time employee at the time of the change in control and (iii) within 365 days from and including the date of the change in control, Mr. Burnley’s employment is involuntarily terminated for any reason (other than for cause, death or disability), Mr. Burnley will be entitled to a severance payment equal to six months’ base salary.

Payments and Benefits	Involuntary Termination Without Cause or Constructive Termination	Change of Control
Cash Severance	$—	$137,500
Stock Option Acceleration	—
Total	—

John E. Crawford

Pursuant to our employment offer letter agreement with Mr. Crawford, in the event that Mr. Crawford’s employment is terminated by us without cause or his termination is constructive within 90 days before or 365 days after a change of control or fundamental transaction, Mr. Crawford will be entitled to (i) six months’ severance based on his then current base salary and (ii) full accelerated vesting of his options.

Payments and Benefits	Involuntary Termination Without Cause or Constructive Termination	Change of Control
Cash Severance	$—	$120,000
Stock Option Acceleration	—
Total	—

Hans-Peter Guler, M.D.

Our employment offer letter agreement with Dr. Guler does not provide for cash severance payments in connection with any change of control or termination of Dr. Guler’s employment. However, under the policy adopted by our board of directors in August 2005, he is entitled to a severance payment equal to six months’ base salary if he is involuntarily terminated in the event of a change of control, as defined in the 2001 Plan.

Payments and Benefits	Involuntary Termination Without Cause or Constructive Termination	Change of Control
Cash Severance	$—	$162,500
Stock Option Acceleration	—
Total	—

David A. Campbell, Ph.D.

Our employment offer letter agreement with Dr. Campbell does not provide for cash severance payments in connection with any change of control or termination of Dr. Campbell’s employment. However, under the policy adopted by our board of directors in August 2005, he is entitled to a severance payment equal to six months’ base salary if he is involuntarily terminated in the event of a change of control, as defined in the 2001 Plan.

Payments and Benefits	Involuntary Termination Without Cause or Constructive Termination	Change of Control
Cash Severance	$—	$123,500
Stock Option Acceleration	—
Total	—

Employee Innovations and Proprietary Rights Assignment Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to employee innovations and proprietary rights assignment. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Director Compensation

Non-Employee Director Compensation Policy

We reimburse each member of our board of directors who is not an employee for reasonable travel and other expenses in connection with attending meetings of the board of directors or committees of the board of directors. In addition, we pay fees to some of our non-employee directors for their service on the board of directors and attendance at meetings under arrangements negotiated with the individual directors. 5AM Ventures, a life science investment partnership of which Dr. Diekman is a managing director, was paid $74,000 by the Bay City Capital Funds, which beneficially own 6.4% of our outstanding common stock, for Dr. Diekman’s services as our director during 2007. The total amounts paid to each non-employee director during fiscal 2007 are set forth in the table below.

2007 Director Compensation Table

Name	Fee Earned or Paid in Cash(1)	Stock Awards	Option Awards(2)	All Other Compensation	Total
Srinivas Akkaraju, M.D., Ph.D.	$—	$—	$—	$—	$—
John Diekman, Ph.D.	—	—	—	—	—
James Harper(3)	12,000	—	20,000	—	32,000
William Harris(4)	8,000	—	20,000	—	28,000
Daniel Janney	—	—	—	—	—
Arlene Morris(5)	8,500	—	13,000	—	21,500
Deepika R. Pakianathan, Ph.D.	—	—	—	—	—

(1)	Pursuant to their director retention agreements, each of Messrs. Harper and Harris and Ms. Morris is entitled to an annual retainer of $10,000 and a per-meeting fee of $1,500 for each meeting of the board of directors that he or she attends in person. In addition, Mr. Harris is entitled to $1,000 for each meeting of the audit committee that he attends in person or via teleconference and Ms. Morris in entitled to $1,000 for each meeting of the compensation committee that she attends in person or via teleconference.

(2)	Stock-based compensation expense for these awards was calculated in accordance with SFAS No. 123R and is being amortized over the vesting period of the related award. The amounts reflected in this table exclude the estimate of forfeitures applied by us under SFAS No. 123R when recognizing stock-based compensation expense for financial statement reporting purposes for fiscal 2007. Upon their election to the board of directors, we issued to each of Messrs. Harper and Harris and Ms. Morris a one-time stock option award to purchase 50,000 shares of our common stock. Twenty-five percent (25%) of the original number of shares underlying each of these options vests on each anniversary of the date on which each director was elected to our board. The stock options granted to Messrs. Harper and Harris had an exercise price of $.43 per share, and the stock option granted to Ms. Morris had an exercise price of $.66 per share.
(3)	Fees paid in cash represent a pro-rated portion of the annual retainer fee and amounts paid for Mr. Harper’s attendance at three meetings of our board of directors during fiscal 2007.
(4)	Fees paid in cash represent a pro-rated portion of the annual retainer fee and amounts paid for Mr. Harris’ attendance at two meetings of our board of directors during fiscal 2007.
(5)	Fees paid in cash represent a pro-rated portion of the annual retainer fee and amounts paid for Ms. Morris’ attendance at one meeting of our board of directors and two meetings of our compensation committee during fiscal 2007.

In February 2008, upon the recommendation of our compensation committee, our board of directors adopted a new compensation policy for non-employee directors to be effective upon the completion of this offering. Under the new policy, each of our non-employee directors will be entitled to receive an annual retainer and per-meeting fees for each meeting of the board of directors attended in person or by telephone, as follows:

Annual retainer (Chairman of the board)	$50,000
Annual retainer (all other directors)	25,000
Per-meeting fee (attendance in person)	2,000
Per-meeting fee (attendance by telephone)	500

In addition, each non-employee director who serves on one or more of our audit, compensation and nominating and corporate governance committees will be entitled to receive annual fees for committee service, as follows:

	Committee Chair	All Other Committee Members
Audit committee	$10,000	$5,000
Compensation committee	5,000	3,000
Nominating and corporate governance committee	5,000	3,000

Each new non-employee director, upon his or her election to the board, will be granted an initial option to purchase 15,000 shares of our common stock, which will vest on each anniversary after the date of grant over a period of three years from the date of grant. In addition, each of our non-employee directors will also receive an annual grant of an option to purchase 6,000 shares of our common stock, which will vest on the first anniversary after the date of grant.

Limitation of Liability and Indemnification Agreements

As permitted by the Delaware General Corporation Law, we intend to adopt provisions in our certificate of incorporation and bylaws to be in effect at the completion of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, we expect that our bylaws will provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We intend to enter into new indemnification agreements with each of our directors and executive officers to be effective upon the completion of this offering. These agreements will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses, including attorneys’ fees, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last three years, we have engaged in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

General

Srinivas Akkaraju is a Managing Director at Panorama Capital, LLC, a private equity firm founded by the former venture capital investment team of J.P. Morgan Partners, LLC, and was a Partner of J.P. Morgan Partners, LLC from January 2005 to August 2006. Panorama Capital, LLC advises J.P. Morgan Partners, LLC as to its investments in our securities. Daniel Janney is a Managing Director of Alta Partners. Deepika R. Pakianathan is a General Partner of Delphi Ventures VI, L.P. Investment funds that have purchased securities in our prior financings and are affiliated with J.P. Morgan Partners, LLC (the “JP Morgan Funds”), Delphi Ventures VI, L.P. (the “Delphi Funds”), Alta Partners (the “Alta Funds”), Sofinnova Management V, LLC (the “Sofinnova Funds”), Baker Brothers Life Sciences, L.P. (the “Baker Brothers Funds”), Novartis AG (the “Novartis Funds”), Bay City Capital Fund III, L.P. (the “Bay City Capital Funds”), CMEA Ventures Life Sciences 2000, L.P. (the “CMEA Funds”) and Nomura Phase4 Ventures L.P. each hold a significant amount of our voting securities as a result of previous purchases of our securities.

Series B Financing

In April 2005 and March 2006, we sold an aggregate of 11,431,652 shares of our Series B preferred stock at a price per share of $3.50 for aggregate cash proceeds of approximately $40.0 million in a financing transaction. In connection with our Series B financing, we also issued an aggregate of 273,349 shares of our Series A4 preferred stock and 2,669,022 shares of our Series A5 preferred stock to certain investors who participated in the financing in exchange for shares of common stock previously held by these investors. The following table summarizes the participation by the holders of more than 5% of our voting securities in our Series B financing:

Name	Aggregate Purchase Price	Shares of Series B Preferred Stock	Shares of Series A4 Preferred Stock	Shares of Series A5 Preferred Stock
JP Morgan Funds	$10,405,199	2,972,914	—	—
Delphi Funds	6,401,598	1,829,028	—	—
Alta Funds	4,134,095	1,181,170	51,525	503,097
Baker Brothers Funds	4,375,007	1,250,002	—	—
Sofinnova Funds	4,134,088	1,181,168	51,524	504,087
Novartis Funds	3,632,818	1,037,948	58,670	572,864
Bay City Capital Funds	2,491,643	711,898	40,240	392,911
CMEA Funds	2,224,222	635,492	35,920	350,729

Series C Financing

In February 2007, September 2007 and January 2008, we sold an aggregate of 17,632,077 shares of our Series C preferred stock at a price per share of $4.16, and in February 2007, we sold warrants to purchase 661,058 shares of our Series C preferred stock at an exercise price of $4.16 per share, for gross aggregate cash proceeds of $73.3 million. The following table summarizes the participation by the holders of more than 5% of our voting securities in our Series C financing:

Name	Aggregate Purchase Price	Shares of Series C Preferred Stock	Warrants Exercisable for Shares of Series C Preferred Stock
Nomura Phase4 Ventures L.P.	$20,818,400	5,004,423	216,346
JP Morgan Funds	11,853,142	2,849,313	103,055
Delphi Funds	7,292,418	1,752,985	63,402
Alta Funds	5,879,316	1,413,297	49,349
Sofinnova Funds	5,879,270	1,413,286	49,349
Novartis Funds	5,658,738	1,360,270	47,464
Baker Brothers Funds	4,983,817	1,198,033	43,330
Bay City Capital Funds	3,881,159	932,971	32,554
CMEA Funds	3,464,564	832,828	29,060

Registration Rights

The holders of more than 5% of our voting securities who purchased preferred stock in our Series B and Series C financings are party to an agreement providing for rights to register under the Securities Act certain shares of our capital stock. For more information regarding the terms of this agreement, see “Description of Capital Stock—Registration Rights.”

Loans to Executive Officers

Laura K. Shawver, Ph.D.

Pursuant to our employment offer letter agreement with Laura K. Shawver, Ph.D., we agreed to extend a loan to Dr. Shawver to assist with her purchase of a home in San Diego, California. In connection with the loan, Dr. Shawver issued us a promissory note to us in the principal amount of $600,000 in June 2002. The note did not bear interest unless specified events of default occurred, such as Dr. Shawver’s failure to repay the principal when due or a breach by Dr. Shawver of any of her obligations relating to the loan. Upon the occurrence of any of these events, the note was to accrue interest at an annual rate of 4.74%. Pursuant to its original terms, the principal under the note was repayable in installments of 12.5% on each of the first two anniversaries, 18.75% on the third anniversary, 25% on the fourth anniversary and 31.25% on the fifth anniversary of its issuance. Under the original terms of our employment offer letter agreement with Dr. Shawver, we agreed to make cash payments to Dr. Shawver in an aggregate amount equal to $400,000, coincident with the installments of principal due under the note. We forgave $50,000 in each of June 2003 and June 2004, $75,000 in June 2005, $100,000 in June 2006 and $125,000 in June 2007 under the loan, together with accrued interest. In addition, in June 2007, we forgave the remaining $200,000 in outstanding principal, together with accrued interest. As a result, Dr. Shawver’s promissory note is no longer outstanding.

Julie Cherrington, Ph.D.

Pursuant to our employment offer letter agreement with Julie Cherrington, Ph.D., we agreed to extend a loan to Dr. Cherrington to assist with her purchase of a home in San Diego, California. In connection with the loan,

Dr. Cherrington issued us a promissory note to us in the principal amount of $150,000 in July 2004. The note bears no interest until the occurrence of specified events of default, such as Dr. Cherrington’s failure to repay the principal when due or a breach by Dr. Cherrington of any of her obligations relating to the loan. Upon the occurrence of any such events, the note would accrue interest at an annual rate of 4.11%. Pursuant to its original terms, the principal under the note was repayable in installments of 20% on each of the first five anniversaries of its issuance. Under the original terms of our employment offer letter agreement with Dr. Cherrington, we agreed to pay Dr. Cherrington cash amounts equal to, and coincident with, the installments of principal due under the note. We forgave $30,000 in each of July 2005, July 2006 and July 2007 under the loan, together with accrued interest. In January 2008, we forgave the remaining amounts outstanding under the note. As a result, Dr. Cherrington’s promissory note is no longer outstanding. In addition, we agreed to pay Dr. Cherrington an additional $13,290 during fiscal 2008, subject to her continued employment with us, to offset tax consequences associated with the accelerated forgiveness of the loan. If Dr. Cherrington’s employment with us terminates under certain circumstances after we pay the $13,290 to her but prior to July 22, 2009, Dr. Cherrington will be required to repay this amount to us. Under our original arrangement with Dr. Cherrington, we would have forgiven the remaining amount outstanding under her loan as of December 31, 2007 over a period of two years from 2008 through 2009. Our decision to forgive all of the outstanding balance in 2008 resulted in an additional tax burden to Dr. Cherrington for that year. Accordingly, the additional $13,290 was paid to Dr. Cherrington to offset the tax consequences associated with the accelerated forgiveness of the loan.

Christopher L. Burnley

Pursuant to our employment offer letter agreement with Christopher L. Burnley, we agreed to extend a loan to Mr. Burnley to assist with his purchase of a home in San Diego, California. In connection with the loan, Mr. Burnley issued us a promissory note in the principal amount of $200,000 in June 2003. The note bears no interest until the occurrence of specified events of default, such as Mr. Burnley’s failure to repay the principal when due or a breach by Mr. Burnley of any of his obligations relating to the loan. Upon the occurrence of any such events, the note would accrue interest at an annual rate of 3.15%. Pursuant to its original terms, the principal under the note is repayable in installments of 12.5% on each of the first two anniversaries, 18.75% on the third anniversary, 25% on the fourth anniversary and 31.25% on the fifth anniversary of its issuance. Under the original terms of our employment offer letter agreement with Mr. Burnley, we agreed to pay Mr. Burnley cash amounts equal to, and coincident with, the installments of principal due under the note. We forgave $25,000 in each of June 2004 and June 2005, $37,500 in June 2006 and $50,000 in June 2007 under the loan, together with accrued interest. In January 2008, we forgave the remaining amounts outstanding under the note. As a result, Mr. Burnley’s promissory note is no longer outstanding.

Indemnification Agreements

We intend to enter into new agreements to indemnify our directors and officers in certain circumstances to be effective upon the completion of this offering. See “Management—Limitation of Liability and Indemnification Agreements.”

Policies for Approval of Related Person Transactions

Prior to the completion of this offering, our board of directors, or a special independent committee established by the board of directors, has reviewed and approved transactions with directors, officers, and holders of 5% or more of our voting securities and their affiliates. Following the completion of this offering, these transactions will be approved by our audit committee, or a special independent committee established by the audit committee. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of February 29, 2008, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each beneficial owner of 5% or more of our outstanding common stock;

•	each of our directors and named executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of warrants or stock options that are immediately exercisable or exercisable within 60 days after February 29, 2008, although these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations for beneficial ownership prior to this offering are based on 32,767,461 shares outstanding as of February 29, 2008, assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering. Percentage ownership calculations for beneficial ownership after this offering include the shares we are offering hereby.

We have granted to the underwriters the option to purchase up to an additional             shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus. Percentage ownership calculations for beneficial ownership after this offering in the following table assume that the underwriters do not exercise their over-allotment option.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
Name of Beneficial Owner(1)
5% Stockholders:
JP Morgan Funds(2)	5,925,282	18.0%		%
Nomura Phase4 Ventures L.P.(3)	5,220,769	15.8
Delphi Funds(4)	3,645,415	11.1
Alta Partners Funds(5)	3,198,438	9.7
Sofinnova Funds(6)	3,198,414	9.7
Novartis Funds(7)	3,083,390	9.4
Baker Brothers Funds(8)	2,491,365	7.6
Bay City Capital Funds(9)	2,114,806	6.4
CMEA Funds(10)	1,887,808	5.8

Executive Officers and Directors:
Laura K. Shawver, Ph.D.	491,606	1.5
Julie Cherrington, Ph.D.	251,727	*
Christopher Burnley	295,087	*
John E. Crawford(11)	425,000	1.3
Hans-Peter Guler, M.D.	152,803	*
David Campbell, Ph.D.	201,555	*
Srinivas Akkaraju, M.D., Ph.D.	—	—
John Diekman, Ph.D.(12)	—	—
James Harper	—	—
William Harris	—	—
Daniel Janney(13)	3,198,438	9.7
Arlene Morris	—	—
Deepika Pakianathan, Ph.D.(14)	3,645,415	11.1
All executive officers and directors as a group (13 persons)	8,661,631	25.3%		%

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Except as otherwise indicated, addresses are c/o Phenomix Corporation, 5871 Oberlin Drive, Suite 200, San Diego, CA 92121.
(2)

The amounts shown include shares issuable pursuant to warrants to purchase 103,055 shares of common stock and 788,215 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”), and by J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors (Selldown) II, L.P. (collectively, the “JP Morgan Funds”). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. (“JPMP MFM”). The general partner of each of the JP Morgan Funds is JPMP Global Investors, L.P. (“JPMP Global”). The general partner of each of JPMP MFM and JPMP Global is JPMP Capital Corp. (“JPMP Capital”), a wholly-owned subsidiary of JP Morgan Chase & Co., a publicly traded company (“JPM Chase”). As a result thereof, each of JPMP MFM, JPMP Global and JPMP Capital may be deemed to beneficially own the shares held by JPMP BHCA and the JP Morgan Funds. The foregoing shall not be an admission that such persons are the beneficial owners of such securities and each disclaims any such beneficial ownership to the extent that it exceeds such person’s pecuniary interest therein. JPMP Capital exercises voting and dispositive power over the securities held by JPMP BHCA and the JP Morgan Funds. Both voting and disposition decisions at JPMP Capital are made by three or more of its officers, and therefore no individual officer of JPMP Capital is the beneficial owner of such securities. Each of JPMP BHCA, JPMP MFM, JPMP Global and JPMP Capital are members of the private equity business unit of JPM Chase. The address for the JP Morgan Funds is 270 Park Avenue, New York, NY 10017, except that the address of each Cayman entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands.

(3)	The amounts shown include shares issuable pursuant to warrants to purchase 216,346 shares of common stock and 677,500 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008. Nomura Phase4 Ventures Limited, as manager of Nomura Phase4 Ventures LP, has voting and investment power over all the shares held by such fund. Nomura Phase4 Ventures Limited is a subsidiary of Nomura International plc, which is a subsidiary of Nomura Europe Holdings plc, which in turn is a subsidiary of Nomura Holdings Inc., a publicly traded company. Mr. Hiromichi Aoki, the Head of Merchant Banking, Nomura International plc, and Dr. Denise Pollard-Knight, the Head of Nomura Phase4 Ventures, are the only two members of the board of directors of Nomura Phase4 Ventures Limited and both of them, acting together, exercise the voting and investment power of Nomura Phase4 Ventures Limited. The address of Nomura Phase4 Ventures LP is Nomura House, 1 St Martin’s-le-Grand, London EC1A 4NP, United Kingdom.
(4)	The amounts shown include shares issuable pursuant to warrants to purchase 63,402 shares of common stock and 484,934 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by Delphi Ventures VI, L.P. and Delphi BioInvestments VI, L.P. (together, the “Delphi Funds”). Delphi Management Partners VI, L.L.C. (“Delphi Management”), as a general partner of each of the Delphi Funds, and James J. Bochnowski, David L. Douglass, John F. Maroney, Douglas A. Roeder and Deepika R. Pakianathan, Ph.D., the managing members of Delphi Management, may be deemed to share voting and dispositive power over the securities held by the Delphi Funds, but disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the Delphi Funds is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, CA 94025.
(5)	The amounts shown include shares issuable pursuant to warrants to purchase 49,349 shares of common stock and 426,325 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC (together, the “Alta Funds”). Garrett Gruener, Guy Nohra and Daniel Janney are the managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and are the managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such entities, these individuals may be deemed to share voting and investment power over the Alta Funds. Each of these individuals disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the Alta Funds is One Embarcadero Center, Suite 3700, San Francisco, CA 94111.
(6)

The amounts shown include shares issuable pursuant to warrants to purchase 49,349 shares of common stock and 426,321 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by Sofinnova Venture Affiliates V, L.P., Sofinnova Venture Partners V, L.P. and Sofinnova Venture Principals V, L.P. (collectively the “Sofinnova Funds”). The entities who have investment control of the Sofinnova Funds are Sofinnova Management V, L.L.C. (“SMV”) and Sofinnova Management V 2005, L.L.C. (“SM 2005”), the general partners of the Sofinnova Funds. Michael F. Powell, Alain L. Azan and James I. Healy, M.D., Ph.D., the managing members of SMV and SM 2005, may be deemed to have shared voting power of these shares, each of whom disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address for the Sofinnova Funds is 140 Geary Street, 10th Floor, San Francisco, CA 94108.

(7)	The amounts shown include shares issuable pursuant to warrants to purchase 47,464 shares of common stock and 3,083,390 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by IRM LLC and Novartis Bioventures Ltd. (together, the “Novartis Funds”). The individuals who have investment control of securities held by the Novartis Funds are the members of the Boards of Directors of the Novartis Funds, Jörg Reinhardt, Max M. Burger and Emil Bock, each of whom disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the Novartis Funds is Hurst Holme, 12 Trott Road, P.O. Box HM 2899, Hamilton HM LX, Bermuda.
(8)

The amounts shown include shares issuable pursuant to warrants to purchase 43,330 shares of common stock and 331,416 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., Baker/Tisch Investments, L.P., Baker Biotech Fund I, L.P., Baker Brothers Life Sciences, L.P. and 14159, L.P. (collectively, the “Baker Brothers Funds”). The individuals who have investment control of securities held by the Baker Brothers Funds are Julian C. Baker and Felix J. Baker, each of whom disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the Baker Brothers Funds is 667 Madison Avenue, 17 th Floor, New York, NY 10021.

(9)	The amounts shown include shares issuable pursuant to warrants to purchase 32,554 shares of common stock and 281,896 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III, Co-Investment Fund, L.P. (together, the “Bay City Capital Funds III”). The individuals who have investment control of securities held by the Bay City Capital Funds III are Fred Craves and Carl Goldfischer, each of whom disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the Bay City Capital Funds is 750 Battery Street, Suite 400, San Francisco, CA 94111.
(10)	The amounts shown include shares issuable pursuant to warrants to purchase 29,060 shares of common stock and 251,638 shares of common stock issuable upon conversion of shares of Series C preferred stock purchased in January 2008, and reflect the aggregate number of shares of common stock beneficially owned by CMEA Ventures Life Sciences 2000, L.P. and CMEA Ventures Life Sciences 2000, Civil Law Partnership (together, the “CMEA Funds”). The individuals who have investment control of securities held by the CMEA Funds are Thomas R. Baruch, David J. Collier and Karl D. Handelsman, each of whom disclaims beneficial ownership of such securities except to the extent of their pecuniary interest therein. The address for the CMEA Funds is One Embarcadero Center, Suite 3250, San Francisco, CA 94111.
(11)	Consists of 200,000 shares of common stock purchased by Mr. Crawford pursuant to the early exercise provision included in his option granted in October 2007 and 225,000 shares issuable upon the exercise of the option which is immediately exercisable pursuant to the early exercise provision. All of the shares underlying the original option grant are subject to our right of repurchase under the terms of the option grant.
(12)	Dr. Diekman, a former managing director of Bay City Capital, has a less than 1% limited partnership interest in Bay City Capital Funds III. As a member of the general partner of Bay City Capital Funds III, Dr. Diekman also has an interest in profits of Bay City Capital Funds III.
(13)	Consists of the shares beneficially owned by the Alta Partners Funds. Mr. Janney disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(14)	Consists of the shares beneficially owned by the Delphi Funds. Dr. Pakianathan disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $.001 per share, and             shares of preferred stock, par value $.001 per share, all of which shares of preferred stock will be undesignated.

As of February 29, 2008, there were 761,361 shares of our common stock outstanding held by 73 stockholders of record, 273,349 shares of our Series A-4 preferred stock outstanding held by 19 stockholders of record, 2,669,022 shares of our Series A-5 preferred stock outstanding held by 19 stockholders of record, 11,431,652 shares of our Series B preferred stock outstanding held by 34 stockholders of record, 17,632,077 shares of our Series C preferred stock outstanding held by 33 stockholders of record, outstanding warrants to purchase 957,440 shares of our common stock at a weighted average exercise price of $4.30 per share, which includes warrants currently exercisable for 913,585 shares of our preferred stock that will convert into warrants to purchase 913,585 shares of our common stock immediately prior to the consummation of this offering, and outstanding options to purchase 4,054,167 shares of our common stock at a weighted average exercise price of $.67 per share under our 2001 Stock Option Plan. Upon the completion of this offering, all outstanding shares of our preferred stock will automatically convert into an aggregate of 32,006,100 shares of our common stock.

Common Stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to             shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Registration Rights

Holders of approximately 33,022,060 shares of our common stock, including 957,299 shares underlying outstanding warrants, after giving effect to the conversion of our outstanding preferred stock into common stock upon completion of this offering, have rights, under the terms of a registration rights agreement between us and these holders, to require us to use our best efforts to file registration statements under the Securities Act or request that their shares be covered by a registration statement that we are otherwise filing. We refer to these shares as registrable securities. The registration rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file a registration statement.

Demand Registration Rights. At any time 180 days after the completion of this offering, subject to certain exceptions, the holders of at least 70% of the then outstanding registrable securities have the right to demand that we file a registration statement on a form other than Form S-3 covering the offering and sale of their shares of our common stock in an offering in which the anticipated aggregate amount of securities to be sold pursuant to such request is at least $20 million. We are only obligated to file such a registration statement three times upon the request of these holders so long as each such registration statement is declared effective. This offering will not count toward that limitation.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, any holder of registrable securities may demand, on one or more occasions, that we file registration statements on Form S-3 to cover the offer and sale of all or a portion of their registrable securities, provided that the anticipated aggregate amount of securities to be sold pursuant to such request exceeds $1,000,000.

Piggyback Registration Rights. All parties to the registration rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder initiated demand registration, these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of Registration. We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand, Form S-3 or piggyback registration, including fees and disbursements of one counsel for the holders of registrable securities.

Indemnification. The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of Registration Rights. The registration rights granted under the registration rights agreement terminate on the fifth anniversary of the completion of this offering.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws

Upon completion of this offering, our certificate of incorporation and bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies. In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors.

Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders. Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders. Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Amendment to Certificate of Incorporation and Bylaws. As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability, the amendment of our bylaws and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated Preferred Stock. Our certificate of incorporation provides for                     authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporate Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owing 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ Global Market Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Market under the trading symbol “PHMX.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock is expected to be Computershare Trust Company, N.A. The transfer agent and registrar’s address is c/o Computershare Stockholder Services Inc., 250 Royall Street, Canton, MA 02021.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock approved for quotation on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. All remaining shares of common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below, or another exemption.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus, or longer if the lock-up period is extended, although a portion of such shares will be subject to volume limitations pursuant to Rule 144
Thereafter

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

Lock-Up Agreements

All of our directors who beneficially own shares of our common stock or options to purchase common stock, all of our executive officers and the holders of substantially all of our capital stock have signed a lock-up agreement that prevents them from selling any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives. This 180-day period may be extended if (i) during the last 17 days of the 180-day period we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event. The representatives may in their sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the representatives will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. The underwriters currently have no plans, understandings or arrangements to release any shares from the lock-up agreements prior to the expiration of the 180-day period. See “Underwriters” for a more complete description of the terms of these agreements.

Rule 144

Under Rule 144, as amended effective February 15, 2008, a stockholder is entitled to sell shares of our common stock beginning 90 days after this offering, provided that:

•	the shares to be sold were acquired from us or an affiliate of ours at least six months prior to the sale,

•

at the time of sale we have filed all reports due under the Exchange Act of 1934, as amended, during the 12 months preceding the sale (or, such shorter period that we have been subject to the reporting requirements of the Exchange Act),

•	the stockholder files a notice on Form 144 with respect to the sale,

•

the number of shares to be sold, plus any other shares sold by that stockholder during the preceding three months, does not exceed the greater of 1% of the number of shares of our common stock then outstanding, which will equal approximately          shares immediately after this offering, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the notice on Form 144 with respect to the sale, and

•	the shares are sold in a brokers’ transaction, a transaction directly with a market maker or a riskless principal transaction, in each case meeting specified requirements.

Under Rule 144, as amended, a stockholder who is not deemed to have been an affiliate of ours at any time during the 90 days preceding the sale and who has held the shares to be sold for at least one year, will be able to sell those shares without regard to whether we have filed our Exchange Act reports, without filing a notice on Form 144 and without complying with the volume and manner of sale requirements described above.

Regardless of whether shares may be sold under Rule 144, as amended, they are subject to the expiration of the lock-up agreements described above.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Registration Rights

Upon completion of this offering, the holders of approximately 33,022,060 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “non-U.S. holder.” For purposes of this discussion, a “non-U.S. holder” is a person or entity that does not own or has not owned, actually or constructively, more than 5% of our common stock, and is for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of a jurisdiction other than the United States or any state or political subdivision thereof;

•	an estate, other than an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, other than if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

The discussion below is limited to non-U.S. holders that hold our shares of common stock as capital assets within the meaning of the Code and that are not subject to special rules under the Code (e.g., financial institutions, governments or agencies or instrumentalities thereof, certain former citizens or residents of the United States, controlled foreign corporations, or passive foreign investment companies).

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisers regarding the tax consequences of the acquisition, holding and disposition of our common stock.

This summary is for general information only and is not tax advice. Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of acquiring, holding and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed in the section entitled “Dividend Policy,” we do not anticipate paying any dividends in the foreseeable future. If we were to make a distribution on our common stock, any distributions of cash or property received in respect of the common stock by a person that is a non-U.S. holder, to the extent considered dividends for U.S. federal income tax purposes (that is, to the extent treated as made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes), generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate specified by an applicable income tax treaty, unless the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder.

If the dividend is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, as determined for U.S. federal income tax purposes, or, where a tax treaty applies, is attributable to the non-U.S. holder’s U.S. permanent establishment, the dividend will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates and is eligible for an exemption from the withholding tax. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business or, where a tax treaty applies, are attributable to the non-U.S. holder’s U.S. permanent establishment may, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate specified by an applicable income tax treaty.

For the purposes of obtaining a reduced rate of withholding under an income tax treaty, the non-U.S. holder will be required to provide information concerning the non-U.S. holder’s country of residence and entitlement to tax treaty benefits on Internal Revenue Service Form W-8BEN, and may be required to provide a taxpayer identification number thereon. However, some payments to foreign partnerships and other fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty or, in order to qualify for a withholding exemption, may require provision of Internal Revenue Service Form W-8IMY by the fiscally transparent entity and Internal Revenue Service Form W-8BEN by its beneficial owners that are eligible for such reduced rate of withholding. If the non-U.S. holder claims exemption from withholding with respect to dividends effectively connected with the non-U.S. holder’s conduct of a business within the United States, the non-U.S. holder must provide Internal Revenue Service Form W-8ECI to us or our paying agent and provide a taxpayer identification number thereon. If the non-U.S. holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

If a distribution exceeds our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, such excess will be treated first as a return of the non-U.S. holder’s tax basis in the common stock to the extent of the non-U.S. holder’s adjusted tax basis in the common stock and then as gain from the sale of a capital asset, which would be taxable as described below.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise; or

•

we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or during the non-U.S. holder’s holding period, whichever period is shorter.

We are not, and do not anticipate becoming, a U.S. real property holding corporation. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests (as defined in the Code and the applicable Treasury regulations) equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in respect of the proceeds from a sale or other disposition of common stock and the non-U.S. holder may be subject to U.S. backup withholding on payments of dividends or on the proceeds from a sale or other disposition of common stock. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by a non-U.S. holder individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Oppenheimer & Co. Inc.
Pacific Growth Equities, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            a share under the public offering price. Any underwriter may allow a concession not in excess of $            a share to our underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $            , the total underwriting discounts and commissions would be $            and the total proceeds to us would be $            .

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discounts and commissions to be paid by us	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $            , which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We and all of our directors who beneficially own shares of our common stock or options to purchase common stock, all of our officers and holders of substantially all of our outstanding stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•

file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (other than any registration statement on Form S-8); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

•	distributions of shares of common stock or any security convertible into common stock by will or intestate succession; or

•	distributions of shares of common stock or any security convertible into common stock to general or limited partners, or members of the stockholders;

provided that in the case of any transfer or distribution as described in the third, fourth or fifth bullet points above, (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “PHMX.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, certain of the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of shares of common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of common stock to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of common stock in, from or otherwise involving the United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

The validity of the shares of common stock we are offering will be passed upon for us by Goodwin Procter LLP, San Diego, California. Davis Polk & Wardwell, Menlo Park, California, is representing the underwriters in connection with this offering. Stephen C. Ferruolo, a partner of Goodwin Procter LLP, is a beneficial owner of 10,814 shares of our common stock and serves as our Secretary.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2006 and 2007, and for each of the three years in the period ended December 31, 2007, and for the period from July 20, 2001 (inception) to December 31, 2007, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning the markets for treatments for Type 2 diabetes and HCV infection, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts, third party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought the consent of these sources. In addition, while we believe the market position, market opportunity and market share information included in this prospectus is generally reliable and is based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Phenomix Corporation

We have audited the accompanying consolidated balance sheets of Phenomix Corporation (a development stage company) (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007, and for the period from July 30, 2001 (inception) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phenomix Corporation (a development stage company) at December 31, 2006 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, and for the period from July 30, 2001 (inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the audited financial statements, on January 1, 2006, Phenomix Corporation changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123 (revised in 2004), Share Based Payment.

/s/    ERNST & YOUNG LLP

San Diego, California

March 10, 2008

PHENOMIX CORPORATION

(a development stage company)

Consolidated Balance Sheets

(in thousands, except per share amounts)

	December 31,		Pro forma as of December 31, 2007
	2006	2007
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,291	$31,711
Prepaid expenses and other current assets	312	1,698
Assets of discontinued operations	88	—

Total current assets	6,691	33,409

Property and equipment, net	1,149	1,060
Notes receivable from related parties	538	124

Total assets	$8,378	$34,593

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,794	$2,950
Accrued research and development	818	2,878
Other accrued liabilities	576	715
Current portion of notes payable	932	3,060
Liabilities of discontinued operations	53	—

Total current liabilities	4,173	9,603

Notes payable	2,414	3,588
Other long-term liabilities	404	250

Commitments

Stockholders’ equity:
Preferred stock, $.001 par value; 14,512, and 28,566 shares authorized at December 31, 2006 and 2007, respectively; 14,374, and 27,595 shares issued and outstanding at December 31, 2006 and 2007, respectively; liquidation preference of $119,260 at December 31, 2007	14	28	$—
Common stock, $.001 par value; 17,319, and 40,000 shares authorized at December 31, 2006 and 2007, respectively; 185 and 746 shares issued and outstanding at December 31, 2006 and 2007, respectively	—	—	28
Additional paid-in capital	68,723	125,353	125,353
Deficit accumulated during the development stage	(67,350)	(104,229)	(104,229)

Total stockholders’ equity	1,387	21,152	$21,152

Total liabilities and stockholders’ equity	$8,378	$34,593

The accompanying notes are an integral part of these consolidated financial statements.

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Years Ended December 31,			Period from July 30, 2001 (inception) through December 31, 2007
	2005	2006	2007
Operating expenses:
Research and development	$11,075	$22,800	$31,329	$75,407
General and administrative	3,871	6,129	6,126	23,248

Total operating expenses	14,946	28,929	37,455	98,655

Operating loss	(14,946)	(28,929)	(37,455)	(98,655)

Interest income	457	655	1,221	2,793
Interest expense	(456)	(372)	(709)	(1,862)
Other income (expense), net	(26)	(47)	(31)	(131)

Loss from continuing operations	(14,971)	(28,693)	(36,974)	(97,855)
Income (loss) from discontinued operations	304	915	95	(6,374)

Net loss	$(14,667)	$(27,778)	$(36,879)	$(104,229)

Historical net loss per share, basic and diluted:
Loss per share from continuing operations	$(81.89)	$(109.48)	$(137.71)
Income per share from discontinued operations	1.66	3.49	.35

Net loss per share	$(80.23)	$(105.99)	$(137.36)

Weighted average shares, basic and diluted	182,804	262,098	268,492

Pro forma net loss per share, basic and diluted:
Pro forma loss per share from continuing operations			$(1.66)
Pro forma income per share from discontinued operations			.01

Pro forma net loss per share			$(1.65)

Pro forma weighted average shares outstanding, basic and diluted			22,357,873

The accompanying notes are an integral part of these consolidated financial statements.

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands, except per share amounts)

For the Period from July 30, 2001 (inception) through December 31, 2007

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Issuance of common stock in December 2001 at $.001 per share for cash	—	$—	26	$—	$3	$—	$—	$3
Net loss and comprehensive loss	—	—	—	—	—	—	(448)	(448)

Balance at December 31, 2001	—	—	26	—	3	—	(448)	(445)
Issuance of common stock in January 2002 at $1.00 per share for cash upon exercise of a warrant	—	—	1	—	1	—	—	1
Issuance of common stock in January and February 2002 at $10.50 per share for technology licenses	—	—	50	—	520	—	—	520
Issuance of Series A1 convertible preferred stock in January and February 2002 at $10.50 per share for cash and conversion of notes payable, net issuance costs of $164	119	—	—	—	12,278	—	—	12,278
Issuance of common stock for cash upon the exercise of stock options	—	—	10	—	67	—	—	67
Repurchase of restricted common stock	—	—	(1)	—	—	—	—	—
Stock-based compensation related to equity instruments granted to consultants	—	—	—	—	31	—	—	31
Components of comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	119	—	119
Net loss	—	—	—	—	—	—	(4,467)	(4,467)

Comprehensive loss	—	—	—	—	—	—	—	(4,348)

Balance at December 31, 2002	119	—	86	—	12,900	119	(4,915)	8,104

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(in thousands, except per share amounts)

For the Period from July 30, 2001 (inception) through December 31, 2007

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	119	—	86	—	12,900	119	(4,915)	8,104
Issuance of Series A2 convertible preferred stock in June and September 2003 at $10.50 per share for cash, net issuance costs of $60	128	—	—	—	13,397	—	—	13,397
Issuance of common stock for cash upon the exercise of stock options	—	—	1	—	1	—	—	1
Repurchase of restricted common stock	—	—	(3)	—	(1)	—	—	(1)
Conversion of preferred stock into common stock	(6)	—	6	—	—	—	—	—
Stock-based compensation related to equity instruments granted to consultants	—	—	—	—	45	—	—	45
Issuance of warrant in connection with Loan Agreement	—	—	—	—	74	—	—	74
Components of comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	260	—	260
Unrealized loss on short-term investments	—	—	—	—	—	(3)	—	(3)
Net loss	—	—	—	—	—	—	(7,846)	(7,846)

Comprehensive loss	—	—	—	—	—	—	—	(7,589)

Balance at December 31, 2003	241	—	90	—	26,416	376	(12,761)	14,031

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(in thousands, except per share amounts)

For the Period from July 30, 2001 (inception) through December 31, 2007

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	241	—	90	—	26,416	376	(12,761)	14,031
Issuance of Series A3 convertible preferred stock in July 2004 at $10.50 per share for cash	19	—	—	—	2,000	—	—	2,000
Issuance of common stock for cash upon the exercise of stock options	—	—	1	—	7	—	—	7
Repurchase of restricted common stock	—	—	(2)	—	(2)	—		(2)
Stock-based compensation related to equity instruments granted to consultants	—	—	—	—	56	—	—	56
Issuance of warrant in connection with Loan Agreement	—	—	—	—	18	—	—	18
Components of comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	49	—	49
Unrealized gain on short-term investments	—	—	—	—	—	3	—	3
Net loss	—	—	—	—	—	—	(12,144)	(12,144)

Comprehensive loss	—	—	—	—	—	—	—	(12,092)

Balance at December 31, 2004	260	—	89	—	28,495	428	(24,905)	4,018

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(in thousands, except per share amounts)

For the Period from July 30, 2001 (inception) through December 31, 2007

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2004	260	—	89	—	28,495	428	(24,905)	4,018
Conversion of Series A1, A2 and A3 to common stock	(260)	—	275	—	—	—	—	—
Exchange of common stock for Series A4 convertible preferred stock	137	—	(137)	—	—	—	—	—
Issuance of Series A5 convertible preferred April 2005	1,334	1	—	—	(1)	—	—	—
Issuance of Series B convertible preferred stock in April 2005 at $3.50 per share for cash, net issuance costs of $241	5,716	6	—	—	19,758	—	—	19,764
Issuance of common stock for cash upon the exercise of stock options	—	—	7	—	3	—	—	3
Stock-based compensation related to equity instruments granted to consultants	—	—	—	—	8	—	—	8
Issuance of warrant in connection with loan agreement	—	—	—	—	1	—	—	1
Components of comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	(71)	—	(71)
Net loss	—	—	—	—	—	—	(14,667)	(14,667)

Comprehensive loss	—	—	—	—	—	—	—	(14,738)

Balance at December 31, 2005	7,187	7	234	—	48,264	357	(39,572)	9,056

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(in thousands, except per share amounts)

For the Period from July 30, 2001 (inception) through December 31, 2007

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2005	7,187	7	234	—	48,264	357	(39,572)	9,056
Exchange of common stock for Series A4 convertible preferred stock	136	—	(136)	—	—	—	—	—
Issuance of Series A5 convertible preferred in March 2006	1,335	1	—	—	—	—	—	1
Issuance of Series B convertible preferred stock in March 2006 at $3.50 per share for cash, net issuance costs of $26	5,716	6	—	—	19,972	—	—	19,978
Issuance of common stock for cash upon the exercise of stock options	—	—	87	—	31	—	—	31
Stock-based compensation related to equity instruments granted	—	—	—	—	24	—	—	24
Issuance of warrant in connection with loan agreement	—	—	—	—	432	—	—	432
Components of comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	(357)	—	(357)
Net loss	—	—	—	—	—	—	(27,778)	(27,778)

Comprehensive loss	—	—	—	—	—	—	—	(28,135)

Balance at December 31, 2006	14,374	14	185	—	68,723	—	(67,350)	1,387

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(in thousands, except per share amounts)

For the Period from July 30, 2001 (inception) through December 31, 2007

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2006	14,374	14	185	—	68,723	—	(67,350)	1,387
Issuance of Series C convertible preferred stock and convertible preferred stock warrants in February 2007 at $4.16 per share for cash, net of issuance costs of $192	6,611	7	—	—	27,302	—	—	27,309
Issuance of Series C convertible preferred stock in September 2007 at $4.16 per share for cash, net of issuance costs of $11	6,610	7	—	—	27,482	—	—	27,489
Issuance of common stock for cash upon the exercise of stock options	—	—	561	—	129	—	—	129
Stock-based compensation related to equity instruments granted	—	—	—	—	1,327	—	—	1,327
Issuance of warrant in connection with Loan Agreement	—	—	—	—	390	—	—	390
Net loss and comprehensive loss	—	—	—	—	—	—	(36,879)	(36,879)

Balance at December 31, 2007	27,595	$28	746	$—	$125,353	$—	$(104,229)	$21,152

The accompanying notes are an integral part of these consolidated financial statements.

PHENOMIX CORPORATION

(a development stage company)

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,			Period from July 30, 2001 (inception) through December 31, 2007
	2005	2006	2007
Operating activities
Net loss	$(14,667)	$(27,778)	$(36,879)	$(104,229)
(Income) loss from discontinued operations	(304)	(915)	(95)	6,374
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	494	504	457	2,134
Amortization of debt discount	22	54	125	244
Forgiveness of notes receivable and accrued interest	163	196	426	1,044
Common stock issued for technology	—	—	—	520
Loss (gain) on disposal of assets	—	13	(9)	4
Stock-based compensation	8	24	1,327	1,492
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(84)	68	(1,380)	(1,505)
Accounts payable	213	1,552	1,156	2,950
Accrued liabilities	931	(371)	1,941	3,335
Other long-term liabilities	57	34	(154)	250

Net cash used in operating activities	(13,167)	(26,619)	(33,085)	(87,388)
Investing activities
Notes receivable from related parties	(29)	(25)	(12)	(1,168)
Purchases of property and equipment	(301)	(147)	(396)	(3,260)
Proceeds from sale of equipment	—	5	37	42
Purchases of short-term investments	—	—	—	(6,251)
Maturities of short-term investments	—	—	—	6,251
Deposits and other assets	55	—	—	—
Restricted cash	(3)	(6)	(7)	(194)

Net cash used in investing activities	(278)	(173)	(378)	(4,580)
Financing activities
Proceeds from notes payable	—	3,500	4,500	16,274
Repayment of notes payable	(2,414)	(4,244)	(807)	(8,459)
Proceeds from the issuance of common stock, net of repurchases	3	31	261	373
Proceeds from the issuance of convertible preferred stock, net	19,766	19,978	54,798	121,865

Net cash provided by financing activities	17,355	19,265	58,752	130,053

Increase (decrease) in cash and cash equivalents from continuing operations	3,910	(7,527)	25,289	38,085

Cash flows from discontinued operations:
Cash provided by (used in) operating activities of discontinued operations	77	547	131	(5,424)
Cash provided by (used in) investing activities of discontinued operations	(58)	300	—	(950)

Increase (decrease) in cash from discontinued operations	19	847	131	(6,374)

Cash and cash equivalents at beginning of the period	$9,042	$12,971	$6,291	$—

Cash and cash equivalents at end of the period	$12,971	$6,291	$31,711	$31,711

Supplemental disclosures of cash flow information
Interest paid	$456	$306	$583	$1,679

Supplemental schedule of noncash investing and financing activities
Change in construction in process accrued for in accrued liabilities	$—	$—	$—	$(329)

Conversion of Series A1, A2 and A3 preferred stock to common stock	$27,675	$—	$—	$27,675

The accompanying notes are an integral part of these consolidated financial statements.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. The Company

Nature of Operation and Basis of Presentation

Phenomix Corporation (the “Company”) was incorporated in Delaware and commenced operations in July 2001. The Company is a biopharmaceutical company focused on the discovery and development of novel small-molecule product candidates directed toward clinically validated targets in significant therapeutic markets. The Company’s lead product candidate, PHX1149, is a dipeptidyl-peptidase-4, or DPP-4, inhibitor that is being developed as an oral, once-daily treatment for Type 2 diabetes. The Company’s second product candidate, PHX1176, is a protease inhibitor currently in preclinical development for the treatment of hepatitis C virus, or HCV, infection.

Since inception, the Company has been engaged in research and development and organizational activities such as recruiting personnel, establishing laboratory facilities, conducting drug and preclinical development, and obtaining financing. Accordingly, the Company is considered to be in the development stage.

Need to Raise Additional Capital

The Company has incurred net losses from operations since its inception and had a deficit accumulated of $104,229 as of December 31, 2007. To date, none of the Company’s product candidates has been approved for marketing and sale, and management expects operating losses to continue through the foreseeable future until these product candidates are approved and commercialized. In order to continue its operations, the Company must raise additional funds through equity or debt financings or generate revenues from collaborative partners through a combination of research funding, up-front license fees, milestone payments and royalties or revenue or profit-sharing. There can be no assurance that the Company will be able to obtain additional equity or debt financing on terms acceptable to the Company, or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations and financial condition. After the Company’s completion of a financing in January 2008 (Note 13), management believes that the Company has sufficient capital to fund its operations at least through February 28, 2009.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Phenomix Australia Pty Limited, which is wholly owned by the Company. All significant intercompany accounts and transactions have been eliminated. In accordance with Statement of Financial Accounting Standard (SFAS) No. 52, Foreign Currency Translation, the assets and liabilities of the subsidiary are translated into U.S. dollars at year-end exchange rates. Income, expenses and cash flows are translated at average exchange rates. The Company closed Phenomix Australia Pty Limited in July 2006.

Discontinued Operations

In July 2004, the Company entered into a collaboration agreement with Genentech, Inc. related to the Company’s forward genetics technology, which the Company is no longer developing and which is unrelated to the Company’s product candidates and current strategy for drug discovery. The Company recorded $214 and

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

$1,197 in revenue related to the amortization of the collaboration agreement advance and $3,175 and $1,555 in revenue related to screening and analyzing services for the years ended December 31, 2005 and 2006, respectively. In the third quarter of 2006, the Company and Genentech reached an agreement to terminate this agreement; therefore there was no related revenue in the year ended December 31, 2007.

In November 2005, the Company’s Australian subsidiary was awarded a grant from AusIndustry, a division of the Australian Government Department of Industry, Tourism and Resources. The Commercial Ready grant was a competitive merit-based grant program designed to support innovation and commercialization within the private sector. Revenues were recognized as a 50% match to the total expenses incurred to operate the program. The Company recorded $118 and $387 in revenues for the years ended December 31, 2005 and 2006, respectively, and the work was completed in 2006.

All revenues generated since inception were generated through the Company’s discontinued forward genetics business primarily performed at the Company’s Australian subsidiary. Accordingly, all revenues are included in income (loss) from discontinued operations on the Company’s income statement.

Upon the termination of the collaboration agreement with Genentech in the third quarter of 2006, the Company closed its Australian subsidiary and reclassified the results of operations of the businesses to discontinued operations in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Revenues from the business were $3,507 and $3,139 for the years ended December 31, 2005 and 2006, respectively. There was no revenue generated from the business during the year ended December 31, 2007.

Segment Information

The Company operates in one segment. Management uses one measure of profitability and does not segment its business for internal reporting.

Use of Estimates

The Company’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires the Company to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, classification of investments, fair values of assets, convertible preferred stock and common stock, income taxes, preclinical study and clinical trial accruals and other contingencies. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include money market funds.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Investment Securities Available for Sale

In accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis.

Concentration of Risk and Uncertainties

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and short-term investments. Substantially all the Company’s cash, cash equivalents and short-term investments are held by two financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses on its deposits of cash, cash equivalents and short-term investments. The Company believes that its guideline for investment of excess cash maintains safety and liquidity through its policies on diversification and investment maturity.

Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments. The Company’s financial instruments consist of cash, cash equivalents, short-term investments and restricted cash. The carrying amounts of these instruments approximate their estimated fair values as of December 31, 2006 and 2007.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful economic lives of the related assets.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Although the Company has accumulated losses since inception, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value and, accordingly, the Company has not recognized any impairment losses through December 31, 2007.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Revenue Recognition

The Company will recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition and Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Research and Development Expenses

All research and development expenses are expensed as incurred. Research and development expenses include, but are not limited to, salaries, benefits, stock-based compensation, lab supplies, allocated overhead, fees for professional service providers and costs associated with product development efforts, including preclinical studies and clinical trials.

Preclinical Study and Clinical Trial Accruals

The Company estimates preclinical study and clinical trial expenses based on the services received pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on its behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts the accrual accordingly.

Patent Costs

Costs related to filing and pursuing patent applications are expensed to general and administrative expenses as incurred as recoverability of such expenditures is uncertain.

Stock-Based Compensation Under SFAS No. 123R

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements using the intrinsic value method of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations. Prior to January 1, 2006, the Company utilized the minimum value method to comply with the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense for employees is based on the excess, if any, of the fair value of the Company’s common stock over the exercise price of the option on the date of grant. No stock-based compensation expense was recorded under APB No. 25 for the year ended December 31, 2005.

Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment, which requires compensation expense related to share-based transactions, including employee stock options, to be measured and recognized in the Company’s consolidated financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. The Company adopted SFAS No. 123R using the prospective approach. Under the prospective approach, SFAS No. 123R applies to new awards and to awards modified, repurchased, or canceled after the required effective date. The Company recognizes compensation expense over the vesting period using the straight-line method and classifies these amounts in the consolidated statements of operations based on the department to which the related employee reports.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Income Taxes

The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including unrealized gains and losses on investments, shall be reported net of their related tax effect to arrive at comprehensive income (loss). Comprehensive loss was ($71) and ($357) for 2005 and 2006, respectively. Comprehensive income (loss) does not differ from the reported net loss for the year ended December 31, 2007.

Net Loss per Common Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, stock options and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

The pro forma basic and diluted net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the as-if-converted method, as if such conversion had occurred as of the beginning of each period presented or as of the original issuance date, if later. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of convertible preferred stock into common stock upon the closing of the Company’s initial public offering on an as-converted basis for the year ended December 31, 2007 as follows:

	Years Ended December 31,
	2005	2006	2007
Historical
Numerator:
Loss from continuing operations	$(14,971)	$(28,693)	$(36,974)
Income from discontinued operations	304	915	95

Net loss	$(14,667)	$(27,778)	$(36,879)

Denominator:
Weighted-average shares of common stock outstanding	190,304	262,876	268,500
Weighted-average unvested shares of common stock subject to repurchase	(7,500)	(778)	(8)

Weighted-average shares of common stock outstanding—basic and diluted	182,804	262,098	268,492

Basic and diluted net loss per share:
Loss per share from continuing operations	$(81.89)	$(109.48)	$(137.71)
Income per share from discontinued operations	1.66	3.49	.35

Net loss per share	$(80.23)	$(105.99)	$(137.36)

Pro forma
Numerator:
Loss from continuing operations			$(36,974)
Income from discontinued operations			95

Net loss			$(36,879)

Denominator:
Weighted-average shares of common stock outstanding—basic and diluted (per above)			268,492
Adjustments to reflect the weighted average effect of the assumed conversion of convertible preferred stock from the date of issuance			22,089,381

Pro forma weighted-average shares of common stock outstanding—basic and diluted			22,357,873
Basic and diluted net loss per share:
Loss per share from continuing operations			$(1.66)
Income per share from discontinued operations			.01

Pro forma net loss per share			$(1.65)

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common equivalent shares):

	As of December 31,
	2005	2006	2007
Preferred stock	7,187,003	14,374,023	27,595,177
Preferred stock warrants	—	137,143	913,585
Common stock subject to repurchase	1,540	16	—
Common stock options	1,294,381	2,156,203	3,960,452
Common stock warrants	43,855	43,855	43,855

	8,526,779	16,711,240	32,513,069

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, (FIN 48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. FIN 48 is effective for eligible nonpublic enterprises for fiscal years beginning after December 15, 2007. The Company will adopt FIN 48 as of January 1, 2008. The Company does not expect that the adoption of FIN 48 will have a material impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company’s adoption of SFAS No. 157 is not expected to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company’s adoption of SFAS No. 159 is not expected to have a material impact on its consolidated financial statements.

In June 2007, the EITF reached a consensus on Issue No. 07-03, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. Under EITF 07-03, nonrefundable advance payments for goods or services to be received in the future for use in research and development activities should be deferred and capitalized. Such amounts should be expensed as the related goods are delivered or services are performed. If the Company’s expectations change such that it does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF No. 07-03 is effective for new contracts entered into beginning January 1, 2008. The Company has not yet determined the impact that EITF No. 07-03 will have on its financial statements.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

3. Balance Sheet Components

Property and Equipment

	December 31,
	2006	2007
Laboratory equipment	$1,817	$2,048
Office furniture and fixtures	68	80
Computer equipment and software	474	526
Leasehold improvements	450	450

	2,809	3,104
Less: Accumulated depreciation and amortization	(1,660)	(2,044)

	$1,149	$1,060

Depreciation and amortization expense was $494, $504 and $457 for 2005, 2006 and 2007, respectively, and $2,134 for the period from July 30, 2001 (inception) through December 31, 2007, respectively.

Other Accrued Liabilities

	December 31,
	2006	2007
Payroll and related expenses	$357	$373
Professional services	57	215
Other	162	127

	$576	$715

4. Notes Receivable from Related Parties

In 2002, the Company loaned $600 to an officer in connection with an employment agreement. The note receivable bore interest at approximately 4.6% per annum and was due over five years. The note contained partial forgiveness provisions totaling $400 based on the continuous service of the officer through June 2007. In connection with the note, the officer was granted a stock option to acquire 200 shares of common stock at $10.50 per share. The value of the shares underlying the options did not exceed $200 at the time the note was due in June 2007. Accordingly, the difference between the value of the shares and the note balance was forgiven in accordance with the terms of the note. The note was secured by a second trust deed on certain real property. The note and accrued interest totaled $434, $332 and $0 as of December 31, 2005, 2006 and 2007, respectively.

In 2003, the Company loaned $200 to an officer in connection with an employment agreement. The note bears interest at approximately 3.15% and is due over five years. The note contains forgiveness provisions totaling $200 based upon the continuous service of the officer through June 2008. The note is fully secured by a second trust deed on certain real property. The note and total accrued interest totaled $152, $114 and $63 as of December 31, 2005, 2006 and 2007, respectively.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

In 2004, the Company loaned $150 to an officer in connection with an employment agreement. The note receivable bears interest at 3.15% per annum and is due over five years. The note contains forgiveness provisions totaling $150 based on the continuous service of the officer through February 2009. The note is secured by a second trust deed on certain real property. The note and accrued interest totaled $122, $91 and $61 as of December 31, 2005, 2006 and 2007, respectively.

5. Notes Payable

In March 2003, the Company entered into a $2,250 master security agreement with an equipment financing company for the purchase of capital equipment. Any draws under the agreement were repayable over 36 months and bore interest at a rate of 10.17% per annum. In connection with the agreement, the Company issued a warrant to purchase 857 shares of Series A2 preferred stock at an exercise price of $105 per share (Note 9). These warrants were converted to common warrants upon the Company’s April 2005 Series B financing (Note 8). The agreement was secured by the underlying capital assets purchased. All amounts owed under this agreement were repaid in 2006 upon maturity.

In March 2004, the Company entered into a $1,500 master security agreement with an equipment financing company for the purchase of capital equipment. Draws under the agreement are repayable over 42 months and bear an interest rate of approximately 8% per annum. In connection with the agreement, the Company issued a warrant to purchase 141 shares of common stock at an exercise price of $105 per share (Note 9). The agreement is secured by the underlying capital assets purchased. Through December 31, 2006, the Company has made draws under the agreement totaling $781. Remaining amounts owed under this agreement mature at various dates in 2007 and 2008.

In December 2004, the Company entered into a $5,000 loan agreement with a financial institution for funds to use as working capital. The loan agreement was repayable over 48 months and bore interest at a rate of prime plus 1% per annum. In connection with the agreement, the Company issued a warrant to purchase 2,857 shares of common stock at an exercise price of $105 per share (Note 9). Subsequent to the Company’s April 2005 Series B financing, the Company and the financial institution agreed to an amendment to the warrant agreement making it exercisable for 42,857 shares of common stock at an exercise price of $7.00 per share. All amounts owed under this agreement were repaid in November 2006.

In November 2006, the Company entered into an $8,000 loan agreement with a financial institution for funds to use as working capital. Draws under the agreement bear an interest rate of prime plus 2% per annum (10.25%) and include 6 monthly payments of interest only and 30 monthly payments of principal and interest thereafter. In connection with the loan agreement, the Company issued a warrant to purchase 137,143 shares of Series B preferred stock at an exercise price of $3.50 per share (Note 9). This loan agreement is secured by all unencumbered assets excluding intellectual property. Through December 31, 2006 and 2007, the Company has made draws under the loan agreement totaling $3,500 and $8,000, respectively.

In December 2007, the Company entered into an amendment to its existing $8,000 loan and security agreement with Pinnacle Ventures, L.L.C., or Pinnacle, pursuant to which affiliates of Pinnacle have agreed to make additional loans to the Company in an aggregate principal amount of up to $12,000 on or before May 31, 2008. These loans will bear interest at a fixed rate equal to the prime rate in effect as of the date of each loan, plus two percent. In connection with the amendment to the loan and security agreement, the Company issued to Pinnacle a warrant to purchase 115,384 shares of Series C preferred stock at an exercise price of $4.16 per share. The warrant will become exercisable for up to an additional 57,693 shares of Series C preferred stock at an exercise price of $4.16 per share if the Company borrows the $12,000 available to it under the amendment.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Future payments related to the borrowings under the amended loan agreement are as follows:

Year ending December 31,
2008	$3,638
2009	3,516
2010	1,015

Total	8,169
Less interest	(850)

Principal due	7,319
Less current portion of long-term debt	(3,061)

Long-term debt, gross	4,258
Unamortized discount on notes payable	(670)

Long-term debt, net	$3,588

Interest expense recognized in connection with debt arrangements was $456, $372 and $709 for the years ended December 31, 2005, 2006 and 2007, respectively, and $1,862 for the period from July 30, 2001 (inception) through December 31, 2007, of which $22, $54, $125, and $244, respectively, was amortization of debt discount.

6. Commitments and Contingencies

Operating Lease

The Company leases office and laboratory space in San Diego, California. The operating lease, which expires in January 2011, is non-cancelable and contains a 3.5% per annum escalation clause. The Company is required to pay a pro rata share of certain building expenses in addition to the base rent. In January 2008, the Company entered into lease and sublease agreements to lease additional office space in San Diego, California. The lease term under these agreements is expected to commence in March 2008 and will expire in January 2011. The Company has a $192 standby letter of credit with a financial institution in connection with the office facility lease and has paid $80 for a security deposit and prepaid rent for the additional office facility.

Rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, rent expense recognized in excess of paid rent is reflected as deferred rent. Deferred rent totaled $231, $226, and $204 at December 31, 2005, 2006 and 2007, respectively, and is included in other long-term liabilities.

Future minimum lease payments as of December 31, 2007 (including the lease signed in January 2008) are:

Year ending December 31,
2008	$799
2009	867
2010	898
2011	77

$2,641

Rent expense totaled $1,258, $1,095 and $644 for the years ended December 31, 2005, 2006 and 2007 and $5,053 for the period from July 30, 2001 (inception) through December 31, 2007, respectively.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Guarantees and Indemnifications

FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.

The maximum amount of potential future indemnification is unlimited; however, the Company currently holds director and officer liability insurance. This insurance limits the Company’s exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations for any period presented.

The Company has certain agreements with contract research organizations with which it does business that contain indemnification provisions pursuant to which the Company typically agrees to indemnify the party against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. The Company also accrues for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

7. License, Development and Collaborative Agreements

In February 2006, the Company entered into a license agreement. Under the terms of the agreement, the Company acquired certain non-exclusive patent rights and paid an up-front fee and the first milestone payment in 2006. These amounts were recorded in 2006 as research and development expenses. The Company may be required to make future payments upon the attainment of certain other milestones, including $2,500 upon the commencement of Phase 3 clinical trials. Additionally, the Company will owe certain royalties based on the amount of net sales of any licensed product. Either party may terminate the agreement 60 days after giving notice of a material breach that remains uncured 60 days after written notice. If not terminated earlier, the agreement will terminate upon the later of ten years from the date of the first commercial sale of licensed products in the United States or until the date on which the last valid patent claim relating to the licensed products expires in the United States.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

8. Convertible Preferred Stock

As of December 31, 2006 and 2007, the authorized, issued and outstanding shares of convertible preferred stock were (in thousands):

	Convertible Preferred Stock
	Series A4	Series A5	Series B	Series C	Total
As of December 31, 2006:
Shares authorized	274	2,669	11,569	—	14,512
Shares issued and outstanding	273	2,669	11,432	—	14,374
Aggregate liquidation preference	$24,249	$—	$40,011	$—	$64,260

As of December 31, 2007:
Shares authorized	273	2,669	11,569	14,055	28,566
Shares issued and outstanding	273	2,669	11,432	13,221	27,595
Aggregate liquidation preference	$24,249	$—	$40,011	$55,000	$119,260

Series B Financing

In connection with the Company’s Series B preferred stock financing, all then outstanding Series A1, Series A2, and Series A3 preferred stock were converted to common stock. Immediately thereafter, a one-for-one-hundred reverse stock split was applied to the Company’s outstanding common stock in connection with the Series B preferred stock issuance.

In April 2005, the Company issued 5,715,826 shares of Series B preferred stock at $3.50 per share for cash proceeds of $19,764, net of $241 in stock issuance costs. Concurrent with the issuance of the Series B shares, the Company issued 136,668 shares of Series A4 preferred stock in exchange for 136,668 shares of common stock to the previous holders of the Company’s Series A1, Series A2, and Series A3 preferred stock that participated in the Series B financing. The Company also issued an additional 1,334,509 shares of Series A5 preferred stock to the previous holders of the Company’s Series A1, Series A2, and Series A3 preferred stock that participated in the Series B financing.

In March 2006, the Company issued 5,715,826 shares of Series B preferred stock at $3.50 per share for cash proceeds of $19,978, net of $26 in issuance costs. Concurrent with the issuance of the Series B shares, the Company issued 136,681 shares of Series A4 preferred stock in exchange for 136,668 shares of common stock to the previous holders of the Company’s Series A1, Series A2, and Series A3 preferred stock that participated in the Series B financing. The Company also issued an additional 1,334,513 shares of Series A5 preferred stock to the previous holders of the Company’s Series A1, Series A2, and Series A3 preferred stock that participated in the Series B financing.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Series C Financing

In February 2007, the Company issued 6,610,577 shares of Series C preferred stock at $4.16 per share for cash proceeds of $27,309, net of $192 in issuance costs. In connection with the financing, the Company issued warrants to purchase an additional 661,058 shares of Series C preferred stock at an exercise price of $4.16 per share.

In September 2007, the Company issued 6,610,577 shares of Series C preferred stock at $4.16 per share for cash proceeds of $27,489, net of $11 in issuance costs.

Conversion and Voting Rights

The shares of Series C preferred stock, Series B preferred stock, Series A4 preferred stock and Series A5 preferred stock are convertible at the option of the holder into shares of common stock, at a ratio of 1-to-1, subject to adjustments for antidilution. In addition, all classes of the preferred stock will automatically convert into common shares at the then current conversion price upon an affirmative vote of 70% of the Series B and Series C preferred stockholders voting as a single class or the closing of an underwritten initial public offer of equity securities that results in gross proceeds of at least $50,000 (before deduction for underwriters’ commissions and expenses), in which the valuation of the Company immediately prior to the closing of such offering is at least $200,000. The holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert.

In connection with the Series C preferred stock issuance, the stockholders authorized a “pay-to-play” provision in the event a holder of at least 500 of the Company’s preferred shares (as adjusted for stock splits, stock dividends, recapitalizations and the like) does not purchase at least half (50%) of its full pro rata share of future issuances of the Company’s capital stock offered to such holder pursuant to the right of first refusal. All shares held by such holders (and any transferees thereof) shall automatically convert to common stock immediately prior to such future issuance.

Dividends

Holders of the Series B and Series C preferred shares are entitled to dividends at an annual rate of 8% of the original issue price, subject to adjustments, when and if declared by the board of directors out of funds legally available. After payment of dividends to the holders of the Series B and Series C preferred shares as provided above, the holders of the Series A5 preferred shares are entitled to dividends at an annual rate of $.28 per share, subject to adjustments, when and if declared by the board of directors out of funds legally available. No dividends have been declared through December 31, 2007.

Liquidation

In the event of liquidation, the Series A4, Series B, and Series C preferred stockholders receive an original liquidation preference equal to $88.71, $3.50, and $4.16 per share, respectively, as adjusted, plus declared but unpaid dividends. Upon a liquidation event, the holders of Series B and Series C preferred shares are entitled to distributions in priority over all distributions to holders of Series A4 preferred shares, and the holders of Series A4 preferred shares are entitled to distributions in priority over any distribution to common stockholders. After payment of the original liquidation preference, the Series B and Series C preferred stockholders are entitled to participate on a pro rata basis with common stockholders in the liquidation of the remaining assets. A merger or the sale of substantially all of the assets of the Company is defined as a liquidation event.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

9. Stock Warrants

During 2003, the Company granted a warrant to purchase 857 shares of common stock at an exercise price of $105 per share in connection with the execution of loan agreement with an equipment financing company (Note 5). These warrants were converted to common warrants upon the Company’s April 2005 Series B financing (Note 8). The warrant is immediately exercisable and will expire at the latter of ten years from the date of grant or five years after the closing of an initial public offering of equity securities. The $30 value of the warrant, as determined by the Black-Scholes method, was recorded as deferred debt issuance costs in the consolidated balance sheets. The deferred debt issuance costs were being amortized to interest expense over the repayment term of the debt agreement.

During 2004, the Company granted a warrant to purchase 141 shares of common stock at an exercise price of $105 per share in connection with the execution of loan agreement with an equipment financing company (Note 5). The warrant is immediately exercisable and will expire at the latter of ten years from the date of grant or five years after the closing of an initial public offering of equity securities. The $1 value of the warrant, as determined by the Black-Scholes method, was recorded as deferred debt issuance costs in the consolidated balance sheets. The deferred debt issuance costs are being amortized to interest expenses over the repayment term of the debt agreement.

During 2004, the Company granted a warrant to purchase 2,857 shares of common stock at an exercise price of $105 per share in connection with the execution of loan agreement with a financial institution (Note 5). The warrant is immediately exercisable and will expire at the latter of ten years from the date of grant or five years after the closing of an initial public offering of equity securities. The $34 value of the warrant, as determined by the Black-Scholes method, was recorded as deferred debt issuance costs in the consolidated balance sheets and was amortized to interest expense over the repayment term of the debt agreement. The assumptions used in the Black-Scholes calculation of the value of the warrant were: expected life of 10 years, interest rate of 4.5%, dividend yield of .0% and volatility of 80%. Subsequent to the Company’s April 2005 Series B financing, the Company and the financial institution agreed to amend the warrant agreement resulting in a total of 42,857 shares of common stock issuable at an exercise price of $7.00. The amendment resulted in $16 of additional value ascribed to the warrant, which was recorded as deferred debt issuance costs in the consolidated balance sheets. The assumptions used in the Black-Scholes calculation of the value of the warrant were: expected life of 10 years, interest rate of 4.5%, dividend yield of .0% and volatility of 80%. The deferred debt issuance costs are being amortized to interest expense over the repayment term of the debt agreement. All unamortized deferred debt issuance costs were expensed in November 2006 upon payment in full of the related loan.

In November 2006, the Company issued Pinnacle a warrant to purchase 137,143 shares of Series B preferred stock at an exercise price of $3.50 per share in connection with the execution and funding of a loan agreement (Note 5). The warrant is immediately exercisable and will expire at the latter of ten years from the date of grant or five years after the closing of an initial public offering of the Company’s equity securities. The $416 value of the warrant, as determined by the Black-Scholes method, was accounted for as a discount on the related borrowing. The assumptions used in the Black-Scholes calculation of the value of the warrant were: expected life of ten years, interest rate of 5.16%, dividend yield of .0% and volatility of 86%. The Company is amortizing the debt discount over the 42 month term of the note, which includes an initial six month draw period.

In February 2007, the Company issued warrants to purchase 661,058 shares of Series C preferred stock at an exercise price of $4.16 per share to the participants in the Company’s Series C preferred stock financing (Note 8). The warrants are immediately exercisable and will expire seven years from the date of grant or immediately

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

upon a change in control, as defined. The $1,560 value of the warrant, as determined by the Black-Scholes method, was recorded as additional paid-in capital. The assumptions used in the Black-Scholes calculation were: exercise price of $4.16, expected life of seven years, interest rate of 3.17%, dividend yield of .0%, and volatility of 53%. The reassessed value of the common stock at the time of issuance was $3.55. There is no intrinsic value associated with the warrants.

In December 2007, the Company entered into an amendment to its existing $8,000 loan and security agreement with Pinnacle Ventures, L.L.C., or Pinnacle, pursuant to which affiliates of Pinnacle have agreed to make additional loans to the Company in an aggregate principal amount of up to $12,000 on or before May 31, 2008. These loans will bear interest at a fixed rate equal to the prime rate in effect as of the date of each advance, plus 200 basis points. In connection with the amendment to the loan and security agreement, the Company issued a warrant to purchase 115,384 shares of its Series C preferred stock at an exercise price of $4.16 per share. The warrant is immediately exercisable and will expire at the latter of ten years from the date of grant or five years after the closing of an initial public offering of equity securities. The $390 value of the warrant, as determined by the Black-Scholes method, was accounted for as a discount on the related borrowing. The assumptions used in the Black-Scholes calculation of the value of the warrant were: reassessed fair value of stock of $4.86, expected life of ten years, interest rate of 3.67%, dividend yield of .0% and volatility of 53%. The warrants were issued with an intrinsic value of $.70 per share based on the Company’s reassessed value of common stock. The Company will amortize the debt discount over the 42 month term of the note, which includes an initial six month draw period.

10. Stockholders’ Equity

Common Stock

Of the authorized 40,000,000 shares of common stock as of December 31, 2007, 28,566,455 shares have been reserved for the conversion of Series A4, Series A5, Series B, and Series C preferred stock and preferred stock warrants, and 4,418,758 shares have been reserved for issuance upon the exercise of common stock options and common stock warrants. The holders of the common stock are entitled to one vote per share.

Equity Incentive Plan

Under the 2001 Equity Incentive Plan (the Plan), options or stock purchase rights may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting monthly over the next three years. Options granted under the Plan expire no more than ten years after the date of grant.

During 2005, 1,250,000 additional shares were authorized for grant at the time of the Company’s Series B preferred stock financing. During 2007, 2,415,000 additional shares were authorized for grant at the time of the Company’s Series C preferred stock financing.

Stock purchased under certain option agreements are subject to a repurchase option by the Company upon termination of the purchaser’s employment or services. Common shares obtained through the early exercise of unvested options are subject to repurchase by the Company at the lower of the original issue price or the fair value. The repurchase rights lapse as the underlying option vests according to the respective option agreement. There were 936, 16 and 200,000 shares subject to repurchase at December 31, 2005, 2006 and 2007, respectively.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

The following table summarizes stock option activity:

	Outstanding Options	Weighted-Average Exercise Price
Balance at July 30, 2001 (inception)	—	$—
Options granted	450	1.00

Balance at December 31, 2001	450	1.00
Options granted	16,685	8.31
Options exercised	(10,300)	6.53
Options canceled	(113)	10.50

Balance at December 31, 2002	6,722	10.50
Options granted	22,833	10.50
Options exercised	(101)	10.50
Options canceled	(320)	10.50

Balance at December 31, 2003	29,134	10.50
Options granted	12,251	10.50
Options exercised	(562)	10.50
Options canceled	(1,802)	10.50

Balance at December 31, 2004	39,021	10.50
Options granted	1,278,840	.36
Options exercised	(7,025)	.65
Options canceled	(16,455)	1.35

Balance at December 31, 2005	1,294,381	.65
Options granted	1,092,953	.35
Options exercised	(87,575)	.35
Options canceled	(143,556)	.66

Balance at December 31, 2006	2,156,203	.51
Options granted	2,382,050	.58
Options exercised	(560,774)	.46
Options canceled	(19,408)	.71

Balance at December 31, 2007	3,958,071	$.56

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Details of the Company’s stock options outstanding by exercise price at December 31, 2007 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number	Weighted Average Remaining Contractual Term (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$.35	1,750,243	8.12	$.35	723,937	$.35
$.43	838,988	9.33	$.43	251,977	$.43
$.66	1,336,000	9.72	$.66	290,553	$.66
$10.50	32,840	5.77	$10.50	31,385	$10.50

$.35—$10.50	3,958,071	8.90	$.56	1,297,852	$.68

There were 414,451 options available for grant under the Plan at December 31, 2007.

Excluded from the above tables are 3,175 options shares granted outside of the Plan during 2006 at an exercise price of $.35 to a former member of the board of directors, 3,175 and 2,381 of which were outstanding at December 31, 2006 and 2007, respectively.

Stock-based Compensation Associated with Awards to Employees

In connection with the preparation of the financial statements necessary for the filing of this registration statement, the Company has reassessed the fair value of its common stock at option grant dates from January 2006 to the present. The Company prepared a contemporaneous market-based valuation of its common stock as of December 2007 in order to reassess retrospectively the estimated fair value of its common stock for financial reporting purposes. The Company’s selection of the market-based approach is consistent with the methods outlined in the American Institute of Certified Public Accountants Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation, given its stage of development and near-term prospect of a liquidity event. Determining the fair value of the Company’s stock requires the Company to make complex and subjective judgments. These judgments and estimates include determinations of the appropriate valuation methods and, when utilizing a market-based approach, the selection and weighting of appropriate market comparables. For these and other reasons, the reassessed fair values used to compute stock-based compensation expense for financial reporting purposes may not reflect the fair values that would result from the application of other valuation methods, including accepted valuation methods for tax purposes. In addition, due to the retrospective nature of the analysis, any retrospective valuation includes substantial additional information that was not known or reasonably ascertainable at the time of the original valuation determinations, such as the probability of completing an initial public offering, a company’s actual performance, its ability to obtain required funding, the ability to mitigate potential risks and other factors.

The Company’s reassessment considered the following significant events:

•	the release of data from the Company’s Phase 2a clinical trial of PHX1149 in January 2007;

•	the Company’s issuance of 6,610,577 shares of Series C preferred stock at $4.16 per share in February 2007;

•	the commencement of the Company’s Phase 2b clinical trial of PHX1149 in patients with Type 2 diabetes in April 2007;

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

•	the Company’s identification of PHX1766 as a development candidate for the treatment of HCV infection in June 2007;

•	the completion and report of long-term toxicology studies for PHX1149 in July 2007;

•	the convening of the Company’s end-of-Phase 2 meeting with the FDA to discuss the chemistry, manufacturing and control processes for PHX1149 in September 2007; and

•	the Company’s issuance of 6,610,577 shares of Series C preferred stock at $4.16 per share in September 2007.

The contemporaneous market-based valuation utilized estimates of the probability of an initial public offering, acquisition or continued operation as a private company. The initial public offering scenario estimated our enterprise value based on discussions with investment bankers and through the evaluation of seven biopharmaceutical companies that the Company selected, based on the following attributes:

•	the entity has completed an initial public offering after January 1, 2006;

•	the entity has published data from a Phase 2a clinical trial of its lead product candidate but has not completed enrollment in a Phase 3 clinical trial; and

•

the entity has a proprietary lead product candidate that is not subject to a partnering or collaboration agreement, and is directed toward indications generally treated other than by specialists, such as diabetes, obesity and cardiovascular indications.

The acquisition scenario evaluated the Company’s enterprise value by examining purchase prices in recently-completed mergers or acquisitions of nine companies at a similar stage of development. The stay-private scenario evaluated the Company’s enterprise value through a discounted cash flow approach. Using this market-based approach, the Company obtained a per share price for its common stock of $4.86 as of December 2007, which was calculated using the Company’s fully diluted capitalization prior to this offering. Considering the Company’s market-based determination of its enterprise value noted above, the Company then reassessed the fair value of its common stock during prior periods.

For periods prior to January 1, 2007, the Company believes the estimated fair value determinations originally made by its board of directors remain appropriate due to the following:

•	during this time period, the Company had progressed only a single program to the clinical stages of development;

•	the Company closed its Australian subsidiary in the third quarter of 2006, upon the termination of its collaboration agreement with Genentech;

•	as of the end of 2006, the Company did not have results from its Phase 2a clinical study for PHX1149;

•

also at the end of 2006, the Company had limited working capital, and, even with the availability of $4.5 million from its venture debt facility with Pinnacle, the Company had less than one quarter’s remaining operating funds available to it; and

•	the Company’s ability to raise additional equity at reasonable valuation was dependent on its obtaining the Phase 2a results for PHX1149, which did not occur until 2007.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Even though the Company did not grant any options during the first quarter of 2007, the Company did consider events occurring during that period that would impact the value of its common stock. During the first quarter, the Company received the results of its Phase 2a trial for PHX1149 and completed a $27.5 million Series C stock financing. These two events were significant milestones in the Company’s history. Accordingly, the Company believes that the best indication of fair value of its common stock in the first quarter of 2007 is the price paid for the 6,610,577 shares of its Series C preferred stock sold in February 2007. The Company believes that the financing was completed at terms equivalent to an arm’s length transaction, as 33% of the proceeds were received from a new investor. To arrive at its reassessed value of its common stock, the Company first allocated, from the unit price of $4.16, $.22 for the value of the warrants issued in connection with the February 2007 Series C stock financing as determined by the Black-Scholes method. Second, the Company applied a 10% discount to the per share amount of $3.94 to account for the rights, privileges and preferences of the preferred stock. The Series C preferred stock included liquidation and dividend preferences, antidilution protection and voting preferences. On the date of issuance, these provisions were considered significant. Accordingly, the Company believes the 10% discount is reasonable, resulting in a fair value of $3.55.

For options granted on April 17, 2007 to purchase a total of 711,900 shares, the Company utilized a fair value of $3.55 because the options were granted in close proximity to the completion of the February 2007 Series C stock financing. Additionally, the options were granted out of the increase to the options available for grant under the Company’s 2001 employee stock option plan approved concurrent with that financing.

For options granted on July 17, 2007 to purchase a total of 129,900 shares, the Company used the same methodology to determine the reassessed value of its common stock but did not apply the 10% discount for the preferences, resulting in a fair value of $3.94. The incremental increase from April 17, 2007 is supported by the identification of PHX1766 as a development candidate in June 2007 and the Company’s further progression toward a potential liquidity event.

For options granted on September 18, 2007 and October 8, 2007 to purchase 1,103,250 and 437,000 shares, respectively, the Company believes the best indication of fair value is the completion of the September 2007 Series C stock financing, pursuant to which the Company sold an additional 6,610,577 shares of Series C preferred stock, at $4.16 per share for gross proceeds of $27.5 million.

The following is a summary of the results of the Company’s common stock reassessment for financial reporting purposes at each issuance date in the reassessment period. The summary includes the reassessed value based on a retrospective reassessment and the number of equity instruments issued on the following dates:

	April 17, 2007	July 17, 2007	September 18, 2007	October 8, 2007
Exercise price	$.43	$.43	$.66	$.66
Reassessed fair value per share of common stock	$3.55	$3.94	$4.16	$4.16
Intrinsic value	$3.12	$3.51	$3.50	$3.50
Options granted	711,900	129,900	1,103,250	437,000

There were no adjustments made to the terms of existing grants that were a direct result of the Company’s reassessment process.

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

The weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2006 and 2007 was $.25 and $3.92, respectively.

Adoption of SFAS No. 123R

Effective January 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment, which requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, and supersedes APB No. 25. The Company adopted SFAS No. 123R using the prospective transition method. Under this method, compensation cost is measured and recognized for all share-based payments granted, modified and settled subsequent to December 31, 2005. In accordance with the prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

Valuation Assumptions

The Company selected the Black-Scholes valuation model as the most appropriate valuation method for stock option grants. The fair value of these stock option grants is estimated as of the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions for stock options granted during 2006 and 2007:

	Years Ended December 31,
	2006	2007
Risk-free interest rate	5.16%	4.43%
Dividend yield	—	—
Expected life of options (years)	6.08	6.08
Volatility	85.5%	52.74%
Estimated forfeitures	5.00%	4.36%

The Company derived the risk-free interest rate assumption from the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The Company based the assumed dividend yield on its expectation of not paying dividends in the foreseeable future. The Company calculated the weighted average expected life of options using the simplified method as prescribed by Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB No. 107. This decision was based on the lack of relevant historical data due to the Company’s limited operating experience. In addition, due to the Company’s limited historical data, the estimated volatility also

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies with publicly-available share prices. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company utilized its historical forfeitures to estimate its future forfeiture rate at 5.0% and 4.36%, respectively, for 2006 and 2007. Prior to adoption of SFAS No. 123R, the Company accounted for forfeitures of stock option grants as they occurred.

As a result of the Company’s Black-Scholes option fair value calculations and the allocation of value to the vesting periods using the straight-line vesting attribution method, the Company recognized employee-stock based compensation in the statements of operations as follows:

	Years Ended December 31,
	2006	2007
General and administrative expenses	$12	$890
Research and development expenses	$7	$335

The adoption of SFAS No. 123R caused basic and diluted net loss per common share to increase by $.01 in 2006. No income tax benefit was recognized in the consolidated statement of operations for 2006.

As of December 31, 2007, there was $7,468 of compensation cost related to unvested stock option grants not yet recognized that will be recognized on a straight-line basis over the weighted average remaining period of 3.50 years.

Stock-Based Compensation for Non-employees

The Company records equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with SFAS No. 123R and EITF Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and periodically revalues the equity instruments as they vest. As of December 31, 2007, the Company had outstanding equity instruments subject to vesting representing 14,063 shares of common stock issued to non-employees. The Company recorded $5 and $100 in 2006 and 2007, respectively, for compensation expense.

11. Income Taxes

The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to net loss from continuing operations as a result of the following differences:

	2005	2006	2007
Tax computed at the federal statutory rate	$(5,240)	$(10,043)	$(12,941)
State tax, federally effected	(843)	(1,596)	(2,053)
Stock compensation	3	7	397
Tax credits	(707)	(1,295)	(1,173)
Permanent differences and other	396	857	836
Valuation allowance	6,391	12,070	14,934

Income tax provision	$—	$—	$—

PHENOMIX CORPORATION

(a development stage company)

Notes to Consolidated Financial Statements (continued)

(in thousands, except share and per share amounts)

Significant components of the Company’s deferred tax assets as of December 31, 2006 and 2007, are shown below. A valuation allowance has been recognized to offset the net deferred tax assets as realization of such deferred tax assets has not met the more likely than not threshold.

	December 31
	2006	2007
Deferred tax assets:
Net operating loss carryforwards	$24,508	$38,600
Research and development credit carryforwards	3,891	4,576
Other, net	47	169

Total deferred tax assets	28,446	43,345
Valuation allowance	(28,446)	(43,345)

Net deferred tax assets	$—	$—

At December 31, 2007, the Company had federal and California net operating loss carryforwards of approximately $97,552 and $77,558, respectively. The federal and California tax loss carryforwards will begin to expire in 2021 and 2013, respectively, unless previously utilized. The Company also has federal research and development tax credit carryforwards of approximately $3,690 which will begin to expire in 2022, unless previously utilized, and California research and development credits of $1,363 which carry forward indefinitely.

A significant component of the Company’s deferred tax assets are federal and California net operating loss carryforwards and research and development credit carryforwards. Due to uncertainties surrounding the Company’s ability to generate sufficient future taxable income to realize these assets, a full valuation allowance has been established to offset its net deferred tax assets. Additionally, the future utilization of the Company’s net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. The Company has had three “change in ownership” events that limit the utilization of net operating loss and credit carryforwards. The “change in ownership” events occurred in January 2002, February 2002, and September 2007 and will result in annual net operating loss limitations of $10, $150, and $4,560, respectively. These limitations will result in the expiration of unused federal and California net operating loss carryforwards of $328 and $417, respectively. Additionally, federal research and development credits of $5 will expire unused. At December 31, 2007, net deferred tax assets were reduced by $143, with a corresponding reduction of the valuation allowance.

12. Employee Benefit Plan

Effective January 1, 2003, the Company adopted a defined contribution 401(k) Profit Sharing Plan (the “Plan”), covering substantially all employees that meet certain age requirements. Employees may contribute up to 15% of their compensation per year, subject to a maximum limit by federal law. The Company is not required to match any portion of the contributions. No matches were made during 2005 and 2006. During 2007, the Company matched up to $1 per employee.

13. Subsequent Events

In January 2008, the Company completed a private financing transaction pursuant to which the Company issued an aggregate of 4,410,923 shares of Series C preferred stock, at $4.16 per share, for aggregate gross proceeds of $18,300. The Company has recorded a charge of $3,088, or $.70 per share, to account for the beneficial conversion feature present at the date of the financing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except for the SEC registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee.

Amount to Be Paid
SEC registration fee		$3,390.00
FINRA filing fee		9,125.00
NASDAQ Global Market listing fee			*
Printing and mailing			*
Legal fees and expenses			*
Accounting fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated Bylaws, to be effective upon completion of this offering (the “Bylaws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the Bylaws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the Bylaws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the Bylaws.

We expect to enter into indemnification agreements with each of our directors and executive officers. These agreements will provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

During the past three years, we have sold and issued the following unregistered securities:

(1) From January 1, 2005 through March 12, 2008, we granted options to purchase 4,861,818 shares of common stock, having exercise prices ranging from $.35 per share to $10.50 per share, to employees, consultants and directors pursuant to our 2001 Stock Option Plan. Of these, options to purchase 178,009 shares have been cancelled and options to purchase 4,054,167 shares remain outstanding.

(2) From January 1, 2005 through March 12, 2008, options to purchase an aggregate of 668,721 shares of common stock, granted to employees, consultants and directors, were exercised for aggregate consideration of $299,585, at exercise prices ranging from $.35 per share to $10.50 per share. All of these options were granted pursuant to our 2001 Stock Option Plan.

(3) In April 2005, we issued an aggregate of approximately 26,209,359 shares of our common stock upon the automatic conversion of all then outstanding shares of our Series A-1 preferred stock, Series A-2 preferred stock and Series A-3 preferred stock. Immediately thereafter, we completed a one-for-one hundred reverse split of our common stock.

(4) In April 2005, we issued an aggregate of 5,715,826 shares of our Series B preferred stock to 36 accredited investors for aggregate consideration of approximately $20.0 million. In connection with this financing transaction, we also issued an aggregate of 136,668 shares of our Series A-4 preferred stock and 1,334,509 shares of our Series A-5 preferred stock to participating investors who were existing stockholders in exchange for 136,668 previously outstanding shares of our common stock.

(5) In March 2006, we issued an aggregate of 5,715,826 shares of our Series B preferred stock to 35 accredited investors for aggregate consideration of approximately $20.0 million. In connection with this financing transaction, we also issued an aggregate of 136,681 shares of our Series A-4 preferred stock and 1,334,513 shares of our Series A-5 preferred stock to certain participating investors in exchange for 136,668 previously outstanding shares of our common stock.

(6) In November 2006, we issued a warrant to purchase up to 137,143 shares of our Series B preferred stock with an exercise price of $3.50 per share to one accredited investor in connection with a loan transaction.

(7) In April 2006, we granted stock options to purchase 3,175 shares of common stock outside of our 2001 Stock Option Plan to a member of our board of directors, at an exercise price of $.35 per share.

(8) In February 2007, we issued an aggregate of 6,610,577 shares of our Series C preferred stock and warrants to purchase up to an aggregate of 661,058 shares of our Series C preferred stock with an exercise price of $4.16 per share to 32 accredited investors for aggregate consideration of approximately $27.5 million.

(9) In September 2007, we issued an aggregate of 6,610,577 shares of our Series C preferred stock to 32 accredited investors for aggregate consideration of approximately $27.5 million.

(10) In December 2007, we issued a warrant to purchase up to 173,077 shares of our Series C preferred stock with an exercise price of $4.16 per share to one accredited investor in connection with a loan transaction.

(11) In January 2008, we issued an aggregate of 4,410,923 shares of our Series C preferred stock to 33 accredited investors for aggregate consideration of approximately $18.3 million.

The offers, sales and issuances of the securities described in Items 15(1) and 15(2) were deemed to be exempt from registration under the Securities Act pursuant to either Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to compensatory benefit plans approved by the board of directors or Section 4(2) as transactions by an issuer not involving a public offering.

The offers, sales, and issuances of the securities described in Items 15(3) through 15(11) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor.

There were no underwriters employed in connection with any of the transactions described above.

Item 16. Exhibits and Financial Statement Schedules.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Diego, State of California, on March 12, 2008.

PHENOMIX CORPORATION

By:	/S/ LAURA K. SHAWVER, PH.D.
Laura K. Shawver, Ph.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

/S/ LAURA K. SHAWVER, PH.D. Laura K. Shawver, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2008

/S/ JOHN E. CRAWFORD John E. Crawford	Chief Financial Officer (Principal Financial Officer)	March 12, 2008

/S/ BRIAN L. BAKER Brian L. Baker	Vice President, Finance (Principal Accounting Officer)	March 12, 2008

* Srinivas Akkaraju, M.D., Ph.D.	Director	March 12, 2008

* John Diekman, Ph.D.	Director	March 12, 2008

* James Harper	Director	March 12, 2008

* William Harris	Director	March 12, 2008

* Daniel Janney	Director	March 12, 2008

* Arlene Morris	Director	March 12, 2008

* Deepika R. Pakianathan, Ph.D.	Director	March 12, 2008

*By:	/S/ LAURA K. SHAWVER, PH.D.
Laura K. Shawver, Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1**	Fifth Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on February 28, 2007.

3.1.1**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on September 26, 2007.

3.1.2**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on December 17, 2007.

3.1.3**	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on January 22, 2008.

3.2**	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of this offering).

3.3**	Bylaws.

3.4**	Form of Amended and Restated Bylaws (to be effective upon completion of this offering).

4.1*	Specimen certificate evidencing shares of common stock.

4.2**	Warrant to purchase Series A-2 preferred stock dated March 28, 2003, issued to GATX Ventures, Inc.

4.3**	Form of warrant to purchase common stock issued to Oxford Finance Corporation.

4.4**	Amended and restated warrant to purchase common stock dated July 19, 2007, originally issued to Comerica Incorporated on December 23, 2004.

4.5**	Warrant to purchase Series B preferred stock dated November 22, 2006, issued to Pinnacle Ventures II Equity Holdings, L.L.C.

4.6**	Form of warrant to purchase Series C preferred stock dated February 28, 2007, issued to the investors listed on Schedule A thereto.

4.7**	Warrant to purchase Series C preferred stock dated December 17, 2007, issued to Pinnacle Ventures II Equity Holdings, L.L.C.

5.1*	Opinion of Goodwin Procter LLP.

10.1**	2001 Stock Option Plan.

10.1.1**	Form of Stock Option Award Letter under 2001 Stock Option Plan.

10.1.2**	Form of Option Exercise and Stock Purchase Agreement under 2001 Stock Option Plan.

10.2**	2008 Stock Option and Incentive Plan.

10.2.1*	Form of Incentive Stock Option Agreement under 2008 Stock Option and Incentive Plan.

10.2.2*	Form of Non-Qualified Stock Option Agreement for Employees under 2008 Stock Option and Incentive Plan.

10.2.3*	Form of Non-Qualified Stock Option Agreement for Non-Employee Directors under 2008 Stock Option and Incentive Plan.

10.2.4*	Form of Restricted Stock Award Agreement under 2008 Stock Option and Incentive Plan.

10.3**	2008 Employee Stock Purchase Plan.

10.4**	Fourth Amended and Restated Registration Rights Agreement with the investors listed on Exhibit A thereto, dated February 28, 2007.

Exhibit Number	Description

10.5**	Employment Offer Letter Agreement with Laura K. Shawver, Ph.D., dated April 8, 2002.

10.6**	Employment Offer Letter Agreement with Julie Cherrington, Ph.D., dated August 27, 2003.

10.7**	Employment Offer Letter Agreement with Christopher L. Burnley, dated April 24, 2003.

10.8**	Employment Offer Letter Agreement with John E. Crawford, dated October 5, 2007.

10.9**	Employment Offer Letter Agreement with Hans-Peter Guler, M.D., dated June 12, 2004.

10.10**	Employment Offer Letter Agreement with David Campbell, Ph.D., dated April 24, 2003.

10.11**	Form of Indemnification Agreement.

10.12**	Master Security Agreement with Oxford Finance Corporation, dated March 24, 2004.

10.13**	Loan and Security Agreement with Pinnacle Ventures, L.L.C., dated November 22, 2006.

10.14**	Amendment No. 1 to Loan and Security Agreement with Pinnacle Ventures, L.L.C., dated December 17, 2007.

10.15**	Lease Agreement with VPI Oberlin I, L.P., dated July 31, 2003.

10.16**	Sublease Agreement with Aonix North America, Inc., dated November 30, 2007.

10.17**	Lease Agreement with Gateway Colorado Properties, Inc., dated January 18, 2008.

10.18#	License Agreement dated February 14, 2006.

10.19#	Settlement and Release Agreement with ActivX Biosciences, Inc., David Campbell, David Winn and Juan Betancort, dated August 1, 2006.

10.20#**	First Amendment to Settlement and Release Agreement with ActivX Biosciences, Inc., David Campbell, David Winn and Juan Betancort, dated June 28, 2007.

10.21#**	License Agreement with ActivX Biosciences, Inc., dated August 1, 2006.

10.22	Director Retention Agreement with James Harper, dated July 12, 2007.

10.23	Director Retention Agreement with William Harris, dated June 7, 2007.

10.24	Director Retention Agreement with Arlene Morris, dated October 1, 2007.

10.25	Compensation Committee Member Retention Agreement with Arlene Morris, dated October 24, 2007.

10.26	Form of employee innovations and proprietary rights assignment agreement entered into with employees.

10.27	Form of employee loan agreement.

10.28	Form of promissory note issued to employees in connection with housing relocation loans.

10.29	Loan forgiveness letter agreement with Julie Cherrington, Ph.D., dated January 15, 2008.

10.30	Loan forgiveness letter agreement with Christopher L. Burnley, dated January 15, 2008.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on page II-5).

*	To be filed by amendment.
**	Previously filed.
#	Application will be made to the Securities and Exchange Commission for confidential treatment of certain portions of this Exhibit. Omitted material for which confidential treatment has been requested will be filed separately with the Securities and Exchange Commission.